

POWER FINANCIAL CORPORATION









# Second Quarter Report

FOR THE PERIOD ENDED JUNE 30, 2006

This document is also available on www.sedar.com or the Corporation's Web site, www.powerfinancial.com

Additional printed copies of this document are available from the Secretary, Power Financial Corporation

751 Victoria Square, Montréal, Québec, Canada H2Y 2J3

or

Suite 2600, Richardson Building, 1 Lombard Place, Winnipeg, Manitoba, Canada R3B 0X5

---

Si vous préférez recevoir ce document en français, veuillez vous adresser au secrétaire, Corporation Financière Power

751, square Victoria, Montréal [Québec] Canada H2Y 2J3

ou

Bureau 2600, Richardson Building, 1 Lombard Place, Winnipeg [Manitoba] Canada R3B 0X5

# TO THE SHAREHOLDERS

Power Financial Corporation's operating earnings for the six-month period ended June 30, 2006 were $891 million or $1.22 per share, compared with $830 million or $1.14 per share in the corresponding period in 2005. This represents a 6.7% increase on a per share basis.

Growth in the Corporation's operating earnings reflects an increase in the contribution from the Corporation's subsidiaries and affiliate.

Other items not included in operating earnings were a net charge of $5 million or $0.01 per share in the six-month period in 2006. Other items were nil in the six-month period in 2005.

As a result, net earnings for the six-month period ended June 30, 2006 were $886 million or $1.21 per share, compared with $830 million or $1.14 per share for the same period in 2005.

## SECOND QUARTER RESULTS

For the quarter ended June 30, 2006, operating earnings of the Corporation were $483 million or $0.66 per share, compared with $449 million or $0.62 per share in the second quarter of 2005, representing an increase of 7.1% on a per share basis.

Other items for the quarter in 2006 were a charge of $5 million or $0.01 per share, compared with a credit of $2 million in the second quarter of 2005.

Net earnings for the quarter were therefore $478 million or $0.65 per share in 2006, compared with $451 million or $0.62 per share in 2005.

## SUBSIDIARIES' AND AFFILIATE'S RESULTS

### GREAT-WEST LIFECO INC.

Lifeco reported net income attributable to common shareholders of $907 million for the six months ended June 30, 2006, compared to $865 million reported a year ago. On a per share basis, this result represents $1.017 per common share for the six months ended June 30, 2006, an increase of 5% (13% on a constant currency basis) compared to $0.971 per common share for 2005.

For the three months ended June 30, 2006, net income attributable to common shareholders was $461 million, compared to net income of $446 million reported a year ago. On a per share basis, this result represents $0.516 per common share for the three months ended June 30, 2006, an increase of 3% (11% on a constant currency basis) compared to $0.500 per common share for 2005.

### IGM FINANCIAL INC.

IGM reported net income for the six months ended June 30, 2006, excluding a non-cash income tax benefit described below, of $372.0 million, compared with net income of $328.6 million in 2005. Earnings per share on that basis were $1.39 in 2006, compared with $1.23 in 2005, an increase of 13.0%. These figures exclude a non-cash income tax benefit of $13.7 million or $0.05 per share recorded in the second quarter, resulting from decreases in the federal corporate income tax rate and their effect on the future income tax liability related to indefinite life intangible assets. Including this item, net income for the six-month period ended June 30, 2006 was $385.7 million or $1.44 per share.

For the three-month period ended June 30, 2006, IGM reported net income, excluding the income tax benefit, of $186.7 million, compared with net income of $167.9 million in 2005. Earnings per share on that basis were $0.70 in the quarter in 2006, compared with earnings per share of $0.63 in the corresponding period in 2005, an increase of 11.1%. Including the effect of the non-cash income tax benefit, net earnings for the three-month period ended June 30, 2006 were $200.4 million or $0.75 per share.

### PARGESA HOLDING S.A.

Parjointco N.V. holds Power Financial's interest in Pargesa Holding, which will report its six-month results in September, as in past years. The contribution from the European affiliate included in Power Financial's six-month net earnings is estimated at $69 million, including a charge of $13 million to other income, compared with $73 million, which included $10 million in other income for the corresponding period in 2005.

On behalf of the Board of Directors,



Robert Gratton

Chairman of the Board

August 3, 2006



R. Jeffrey Orr

President and Chief Executive Officer

# POWER FINANCIAL CORPORATION

TABLE OF CONTENTS

This document contains the management's discussion and analysis of operating results of Power Financial Corporation for the three months and six months ended June 30, 2006 and the consolidated financial statements of the Corporation as at and for the three months and six months ended June 30, 2006. This document has been filed with the securities commissions and similar authorities in Canada and mailed to shareholders of the Corporation in accordance with applicable securities laws.



POWER FINANCIAL CORPORATION

GREAT-WEST LIFECO INC.

IGM FINANCIAL INC.

# POWER FINANCIAL CORPORATION

## PART A



JUNE 30, 2006

POWER FINANCIAL CORPORATION

# POWER FINANCIAL CORPORATION

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

The following is a discussion and analysis of the interim consolidated financial position and results of operations of Power Financial Corporation (Power Financial or the Corporation) for the three-month and six-month periods ended June 30, 2006 (the Interim MD&A). This document should be read in conjunction with the unaudited interim consolidated financial statements of Power Financial and notes thereto for the three-month and six-month periods ended June 30, 2006, management's discussion and analysis of operating results for the year ended December 31, 2005 (the 2005 MD&A), and the consolidated financial statements and notes thereto for the year ended December 31, 2005. Additional information relating to Power Financial, including the Annual Information Form, may be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS › Certain statements, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's or its subsidiaries' and affiliate's current expectations. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Financial or its subsidiaries and affiliate for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's or its subsidiaries' and affiliate's control, affect the operations, performance and results of the Corporation, its subsidiaries and affiliate, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's or its subsidiaries' or affiliate's ability to complete strategic transactions and integrate acquisitions and the Corporation's or its subsidiaries' and affiliate's success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's or its subsidiaries' and affiliate's forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

### OVERVIEW

Power Financial is a holding company with substantial interests in the financial services industry through its controlling interests in Great-West Lifeco Inc. (Lifeco) and IGM Financial Inc. (IGM). Power Financial also holds an interest in Pargesa Holding S.A. (Pargesa), together with the Frère group of Belgium.

Parts B and C of this interim MD&A concerning Lifeco and IGM consist of their respective interim MD&A and financial statements, as prepared and disclosed by these companies. This information is also available either directly from SEDAR or from the Web site of Lifeco (www.greatwestlifeco.com) or IGM (www.igmfinancial.com), respectively.

As in previous years, Pargesa will release its six-month results during the month of September and, consequently, specific information relating to this company is not disclosed herein. The contribution from Parjointco N.V. (Parjointco) (which holds Power Financial's interest in Pargesa) reflected in the interim unaudited consolidated financial statements of Power Financial for the periods ended June 30, 2006, has therefore been established on the basis of estimated figures. In accordance with the practice adopted by Power Financial in prior years, any difference between this estimated contribution and actual figures resulting from the release by Pargesa of its six-months' results in September will be recorded by Power Financial in the third quarter of 2006. For more information about Pargesa, readers can access Pargesa's Web site (www.pargesa.ch).

### LIFECO

Lifeco has operations in Canada, the United States and Europe through its subsidiaries The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West Life financial security advisers, and through a multi-channel network of brokers, advisers and financial institutions.

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is composed of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG), and their subsidiaries.

At the end of June 2006, Power Financial and IGM held 70.6% and 4.2%, respectively, of Lifeco's common shares, representing approximately 65% of the voting rights attached to all outstanding Lifeco voting shares.

### IGM

IGM is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its operating subsidiaries, Investors Group Inc. (Investors Group), Mackenzie Financial Corporation (Mackenzie), and Investment Planning Counsel Inc. (Investment Planning Counsel), which offer their own distinctive products and services through separate advice channels.

Investors Group, through a network of over 3,700 consultants nationwide (at June 30, 2006), offers comprehensive financial planning advice and services to its clients, including investment, retirement, estate and tax planning. Investors Group offers investment management, securities, insurance, banking and mortgage products and services to its clients through integrated financial planning.

Mackenzie is a leading investment management firm that was founded in 1967. Mackenzie provides investment advisory and related services. Mackenzie also provides management services to institutional accounts and provides trust and administrative services.

Investment Planning Counsel is an integrated financial services company focused on providing Canadians with high-quality financial products, services and advice, while helping them achieve their financial objectives. Investment Planning Counsel is the fifth largest financial planning firm in Canada.

At the end of June 2006, Power Financial and Great-West Life held 55.9% and 3.5%, respectively, of IGM's common shares.

### PARGESA

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50% interest in Parjointco, which at the end of June 2006 held a 54.1% equity interest in Pargesa, representing 61.4% of the voting rights of that company. As previously disclosed, on March 30, 2006, Pargesa announced the issue and placement of SF600 million debentures convertible into new Pargesa bearer shares, through a public offering in Switzerland and an international private placement to institutional investors. Pargesa stated at the time that it intended to use the proceeds of the offering to subscribe to its 50% share of the €709 million capital increase previously announced by Groupe Bruxelles Lambert (GBL). Concurrently with this offering, Pargesa also issued SF60 million debentures convertible into new registered shares, which was fully subscribed by existing registered shareholders of Pargesa, including Parjointco.

The Pargesa group has substantial holdings in major companies based in Europe. These investments are held by Pargesa directly or through its affiliated Belgian holding company, GBL. As of June 30, 2006, its portfolio was composed of interests in various sectors, including oil, gas and chemicals through Total S.A. (Total); energy, water and waste services through Suez; specialty minerals through Imerys; and cement and building materials through Lafarge, in which GBL made its first investments during the second part of 2005. GBL announced on May 22, 2006 that it had crossed the 10% threshold in equity interest in Lafarge.

As previously disclosed, GBL sold back to Bertelsmann its 25.1% equity interest in that company for cash consideration of €4.5 billion on July 4, 2006. GBL also disclosed that it would record a gain of approximately €2.4 billion as a result of this transaction. On that basis, Power Financial will record a gain of approximately $350 million, which will be recorded by Power Financial in the third quarter of 2006.

## OUTSTANDING NUMBER OF COMMON SHARES

As of the date of this report, there were 704,813,680 common shares of the Corporation outstanding, unchanged from December 31, 2005.

## BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The Consolidated Financial Statements of the Corporation have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and are presented in Canadian dollars.

## INCLUSION OF PARGESA'S RESULTS

The investment in Pargesa is accounted for by Power Financial under the equity method. As described above, the Pargesa portfolio consists primarily of investments in Imerys, Bertelsmann (sold in July 2006), Total, Suez and Lafarge, which are held by Pargesa directly or through GBL. In the statement of earnings of GBL, the contribution from Total, Suez and Lafarge consists of the dividends received from these companies (Lafarge did not contribute to earnings in 2005 as the investments were made by GBL after Lafarge paid its annual dividend).

As previously disclosed, Pargesa, which previously prepared its financial statements in accordance with Swiss generally accepted accounting principles, adopted IFRS at the end of 2005 and accordingly restated its 2005 interim financial results. As a result of adopting IFRS, Pargesa no longer amortizes goodwill in the preparation of its financial statements.

The contribution to Power *Financial's earnings* is based on the economic (flow-through) presentation of results used by Pargesa. Pursuant to this presentation, "operating income" and "non-operating income" are presented separately by Pargesa. *Power Financial's* share of non-operating income of Pargesa, after adjustments or reclassifications if necessary, is included as part of Other income in the Corporation's financial statements.

### CONTRIBUTION FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2006

As explained above, the contribution from the European affiliate for the three-month and six-month periods ended June 30, 2006 reflected in the unaudited interim consolidated financial statements of Power Financial has been established on the basis of estimated figures. In accordance with the practice adopted by Power Financial in previous years, any difference between this estimated contribution and actual figures disclosed in the release by Pargesa of its six-month results in September — including the estimated contribution to earnings from Bertelsmann for the second quarter — will be recorded by Power Financial in the third quarter (please refer to the table "Summary of Quarterly Results" — footnote 2 later in this section for the impact of such adjustments on Power Financial's earnings in 2005 and 2004).

## RESULTS OF POWER FINANCIAL CORPORATION

This section is an overview of the results of Power Financial. In this section, consistent with past practice, the contributions from Lifeco and IGM, which represent most of the earnings of Power Financial, are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Financial's net earnings and is intended to assist readers in their analysis of the results of the Corporation.

### NON-GAAP FINANCIAL MEASURES

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided in this section into the following components:

- operating earnings; and
- other items, which includes, but is not limited to, the impact on the Corporation's net earnings of "Other income" as per the financial statements.

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also excludes the Corporation's share of any such item presented in a comparable manner by Lifeco or IGM. Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

The following table shows a reconciliation of the non-GAAP financial measures discussed above with the financial statements of Power Financial.

| THREE MONTHS ENDED JUNE 30 | | | 2006 | | | 2005 |
|---|---|---|---|---|---|---|
| | OPERATING EARNINGS | OTHER ITEMS, NET | AS PER FINANCIAL STATEMENTS | OPERATING EARNINGS | OTHER ITEMS, NET | AS PER FINANCIAL STATEMENTS |
| Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests | 902 | | 902 | 854 | | 854 |
| Share of earnings of affiliate | 72 | | 72 | 52 | | 52 |
| Earnings before other income, income taxes and non-controlling interests | 974 | | 974 | 906 | | 906 |
| Other income [charges] | | (13) | (13) | | (2) | (2) |
| Earnings before income taxes and non-controlling interests | 974 | (13) | 961 | 906 | (2) | 904 |
| Income taxes | 210 | (8) | 202 | 228 | (2) | 226 |
| Non-controlling interests | 281 | | 281 | 229 | (2) | 227 |
| **Net earnings** | 483 | (5) | 478 | 449 | 2 | 451 |
| **Per share** | 0.66 | (0.01) | 0.65 | 0.62 | – | 0.62 |

| SIX MONTHS ENDED JUNE 30 | | | 2006 | | | 2005 |
|---|---|---|---|---|---|---|
| | OPERATING EARNINGS | OTHER ITEMS, NET | AS PER FINANCIAL STATEMENTS | OPERATING EARNINGS | OTHER ITEMS, NET | AS PER FINANCIAL STATEMENTS |
| Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests | 1,796 | | 1,796 | 1,661 | | 1,661 |
| Share of earnings of affiliate | 82 | | 82 | 63 | | 63 |
| Earnings before other income, income taxes and non-controlling interests | 1,878 | | 1,878 | 1,724 | | 1,724 |
| Other income [charges] | | (13) | (13) | | (8) | (8) |
| Earnings before income taxes and non-controlling interests | 1,878 | (13) | 1,865 | 1,724 | (8) | 1,716 |
| Income taxes | 466 | (8) | 458 | 451 | (5) | 446 |
| Non-controlling interests | 521 | | 521 | 443 | (3) | 440 |
| **Net earnings** | 891 | (5) | 886 | 830 | – | 830 |
| **Per share** | 1.22 | (0.01) | 1.21 | 1.14 | – | 1.14 |

## REVIEW OF FINANCIAL PERFORMANCE

### EARNINGS SUMMARY — CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS

| | SIX MONTHS ENDED JUNE 30 | | | | THREE MONTHS ENDED JUNE 30 | | | |
|---|---|---|---|---|---|---|---|---|
| | 2006 | | 2005 | | 2006 | | 2005 | |
| | TOTAL[1] | PER SHARE | TOTAL[1] | PER SHARE | TOTAL[1] | PER SHARE | TOTAL[1] | PER SHARE |
| Contribution from subsidiaries and affiliate to operating earnings | 927 | | 869 | | 501 | | 470 | |
| Results from corporate activities | (29) | | (32) | | (15) | | (18) | |
| Sub-total | 898 | | 837 | | 486 | | 452 | |
| Dividends on preferred shares, Series C and J | (7) | | (7) | | (3) | | (3) | |
| Operating earnings[2] | 891 | 1.22 | 830 | 1.14 | 483 | 0.66 | 449 | 0.62 |
| Other items | (5) | (0.01) | | | (5) | (0.01) | 2 | – |
| Net earnings | 886 | 1.21 | 830 | 1.14 | 478 | 0.65 | 451 | 0.62 |

[1] Before dividends on perpetual preferred shares issued by the Corporation, which amounted to $16 million and $13 million in the second quarters of 2006 and 2005, respectively, and to $32 million and $26 million in the six-month periods of 2006 and 2005, respectively.

[2] Operating earnings per share are calculated after deducting perpetual preferred share dividends (see above) from operating earnings.

### OPERATING EARNINGS

Operating earnings for the six-month period ended June 30, 2006 were $891 million, or $1.22 per share, compared with $830 million or $1.14 per share in the corresponding period of 2005. This represents a 6.7% increase on a per share basis.

For the three-month period ended June 30, 2006, operating earnings were $483 million, or $0.66 per share, compared with $449 million or $0.62 per share in the same period in 2005, which represents an increase of 7.1% on a per share basis.

### SHARE OF OPERATING EARNINGS FROM SUBSIDIARIES AND AFFILIATE

Power Financial's share of operating earnings from its subsidiaries and affiliate increased by 6.7% in the six-month period ended June 30, 2006, compared with the same period in 2005, from $869 million to $927 million. For the second quarter in 2006, compared with the corresponding period in 2005, the increase was 6.6% (from $470 million in 2005 to $501 million in 2006).

› Lifeco's contribution to operating earnings was $638 million for the six-month period in 2006, compared with $621 million for the corresponding period in 2005. For the second quarter, the contribution from Lifeco to operating earnings was $325 million in 2006, compared with $322 million in 2005.

  Lifeco reported net earnings attributable to common shareholders of $907 million or $1.017 per share for the six-month period in 2006, compared with adjusted net earnings of $878 million or $0.986 per share in the corresponding period in 2005. This represents an increase of 3% on a per share basis. For the second quarter, Lifeco reported net earnings of $461 million or $0.516 per share in 2006, compared with adjusted earnings of $455 million or $0.511 per share in 2005, an increase of 1% on a per share basis.

  Lifeco's adjusted net earnings in 2005 exclude the after-tax impact of restructuring costs related to the acquisition of Canada Life, which amounted to $13 million after tax or $0.015 per share in the six-month period, and $9 million or $0.011 per share in the second quarter. These restructuring costs were recorded by Power Financial in Other income.

  Including the impact of restructuring costs, Lifeco's net earnings attributable to common shareholders were $865 million or $0.971 per share in the six-month period ended June 30, 2005, and $446 million or $0.500 per share in the second quarter of 2005. On a per share basis, this represents increases of 5% and 3%, respectively, for the six-month and three-month periods ended June 30, 2006, compared with the same periods in 2005.

› The contribution from IGM to Power Financial's operating earnings was $207 million for the six-month period in 2006, compared with $185 million for the same period in 2005. For the three-month periods ended June 30, the contribution from IGM to operating earnings was $104 million in 2006, compared with $95 million in 2005.

  IGM reported earnings attributable to common shareholders, excluding the item mentioned below, of $372.0 million or $1.39 per share on a diluted basis for the six-month period in 2006, compared with $328.6 million or $1.23 per share in the same period in 2005, an increase of 13.0% on a per share basis. For the second quarter, IGM reported adjusted net earnings attributable to common shareholders of $186.7 million or $0.70 per share in 2006, compared with $167.9 million or $0.63 per share in 2005, for an increase of 11.1% on a per share basis.

  The figures above exclude, in 2006, a $13.7 million ($0.05 per share) non-cash income tax benefit recorded by IGM in the second quarter, as described in more detail in Part C of this report related to IGM. Including this item, net earnings to common shareholders were $385.7 million or $1.44 per share, and $200.4 million or $0.75 per share in the six-month and three-month periods ended June 30, 2006, respectively. Power Financial's share of this item is not included in the contribution from IGM to the Corporation's operating earnings.

› The contribution from the European affiliate to Power Financial's operating earnings, which, as explained above, is based on estimates, was $82 million in the six-month period ended June 30, 2006, compared with $63 million in the corresponding period in 2005. As in previous years, the contribution includes, in the second quarter, Pargesa's estimated share of dividends received by GBL from Total (final installment related to previous fiscal year) and Suez (annual dividend), which both increased in 2006 compared to last year. It also includes, for the first time in 2006, its share of the dividends received by GBL from its investment in Lafarge.

  As in 2005, GBL also received from Bertelsmann in the second quarter of 2006, for the last time, a cash dividend of €120 million. Pargesa's share of the portion of this dividend which, from an accounting standpoint, is considered as a preferred dividend and thus recorded as income, is estimated, as previously disclosed, at SF37 million in 2006 (SF30 million in 2005).

### RESULTS FROM CORPORATE ACTIVITIES

Results from corporate activities, before dividends on preferred shares Series C and J, were net charges of $29 million and $32 million in the six-month periods of 2006 and 2005, respectively. For the second quarter, corporate results were a net charge of $15 million in 2006, compared with a net charge of $18 million in the second quarter of 2005. The variance reflects, in particular, higher income from investments in 2006 compared with 2005, resulting primarily from an increase in both average cash balances and returns, and lower interest expense, resulting primarily from the redemption of the $150 million debentures early in January 2006.

Dividends on preferred shares, Series C and J, which are classified as financing charges, amounted to $7 million and $3 million in the six-month and three-month periods, respectively, of both 2006 and 2005.

### OTHER ITEMS

In both the six-month and three-month periods ended June 30, 2006, other items not included in operating earnings were a net charge of $5 million or $0.01 per share, consisting of Power Financial's share of estimated non-operating earnings of Pargesa, partly reduced by its share of the tax benefit recorded by IGM. Power Financial's share of non-operating earnings at Pargesa, which is a charge of $13 million, includes in particular a charge of $11 million representing the Corporation's share of charges recorded by Imerys in the second quarter in connection with the reorganization of its U.K. kaolin operations.

In 2005, other items were respectively nil and $2 million in the six-month and three-month periods, and included Power Financial's share of restructuring costs recorded by Lifeco, as well as its share of Pargesa's estimated non-operating earnings.

### NET EARNINGS

Net earnings for the six-month period ended June 30, 2006 were $886 million or $1.21 per share, compared with $830 million or $1.14 per share in the corresponding period in 2005. For the second quarter ended June 30, net earnings were $478 million or $0.65 per share in 2006, compared with $451 million or $0.62 per share in 2005.

## FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED SUPPLEMENTARY BALANCE SHEET

| | JUNE 30, 2006 | DECEMBER 31, 2005 | JUNE 30, 2006 | DECEMBER 31, 2005 |
|---|---|---|---|---|
| | CONSOLIDATED BASIS | | EQUITY BASIS[1] | |
| **Assets** | | | | |
| Cash and cash equivalents | **4,764** | 4,642 | **532** | 613 |
| Investments at equity | **1,575** | 1,501 | **10,231** | 9,807 |
| Other investments | **88,570** | 86,836 | | |
| Other assets | **26,840** | 17,917 | **74** | 73 |
| Total | **121,749** | 110,896 | **10,837** | 10,493 |
| **Liabilities** | | | | |
| Policy liabilities | | | | |
| Actuarial liabilities | **81,105** | 71,263 | | |
| Other | **4,159** | 3,787 | | |
| Other liabilities | **13,932** | 14,483 | **409** | 395 |
| Preferred shares of the Corporation | **300** | 300 | **300** | 300 |
| Preferred shares of subsidiaries | **1,344** | 1,356 | | |
| Capital trust securities and debentures | **647** | 648 | | |
| Debentures and other borrowings | **3,552** | 3,377 | **250** | 400 |
| | **105,039** | 95,214 | **959** | 1,095 |
| Non-controlling interests | **6,832** | 6,284 | | |
| **Shareholders' equity** | | | | |
| Perpetual preferred shares | **1,200** | 1,200 | **1,200** | 1,200 |
| Common shareholders' equity | **8,678** | 8,198 | **8,678** | 8,198 |
| Total | **121,749** | 110,896 | **10,837** | 10,493 |
| Consolidated assets and assets under administration | **296,256** | 280,170 | | |

[1] Condensed supplementary balance sheet of the Corporation with Lifeco and IGM accounted for using the equity method.

### CONSOLIDATED BASIS

The consolidated balance sheets include Lifeco's and IGM's assets and liabilities. Please refer to Parts B and C of this Interim MD&A related to these subsidiaries, which respectively include a presentation of their balance sheets.

Total assets increased to $121,749 million at June 30, 2006, compared with $110,896 million at December 31, 2005. The increase in assets is attributable to Lifeco and results primarily from an increase in funds held by ceding insurers of approximately $9.4 billion as a result of the agreement to acquire the non-participating payout annuity business of the Equitable Life Assurance Society in the United Kingdom.

Preferred shares of the Corporation included in liabilities represent the two series of soft-retractable preferred shares (Series C and J), while preferred shares of subsidiaries represent soft-retractable preferred shares issued by Lifeco and IGM. Perpetual preferred shares issued by subsidiaries are classified under Non-controlling interests.

Assets under administration include segregated funds of Lifeco and IGM's mutual fund assets, at market values. The market value of Lifeco's segregated funds was $78 billion at the end of June 2006, compared with $75 billion at the end of 2005. IGM's mutual fund assets at market value, including those of Mackenzie and Investment Planning Counsel, were $96 billion at June 30, 2006, compared with $94 billion at the end of 2005.

### EQUITY BASIS

Under the equity basis presentation, Lifeco and IGM are accounted for using the equity method. This presentation has no impact on Power Financial's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Financial, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Financial amounted to $532 million at the end of June 2006, compared with $613 million at the end of 2005. As previously disclosed, during the first quarter of 2006, Power Financial repaid the $150 million principal amount of its 7.65% debentures, which matured on January 5, 2006.

In managing its own cash and cash equivalents, Power Financial may hold cash balances or invest in short-term paper or equivalents, as well as deposits, denominated in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, Power Financial from time to time enters into currency-hedging transactions with highly rated financial institutions.

At June 30, 2006, 99% of the $532 million of cash and cash equivalents were denominated in Canadian dollars.

Investments at equity, which represent the carrying value of Power Financial's investments in Lifeco, IGM and Parjointco, increased by $424 million to $10,231 million at the end of June 2006, compared with $9,807 million at the end of 2005. This increase is mainly due to:

› Power Financial's share of net earnings from its subsidiaries and affiliate, net of dividends received, for a net amount of $486 million; and

› a net negative $38 million variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment in Lifeco's foreign operations and in Pargesa. The net negative variance reflects primarily the increase of the Canadian dollar vs. the U.S. dollar at June 30, 2006 compared with December 31, 2005.

Debentures issued by the Corporation amounted to $250 million at June 30, 2006, unchanged from March 31, 2006, consisting of the 6.90% debentures due March 11, 2033. At December 31, 2005, the amount of debentures outstanding was $400 million and included the $150 million 7.65% debentures that were repaid on January 5, 2006.

## CASH FLOWS

### CONSOLIDATED CASH FLOWS

| | SIX MONTHS ENDED JUNE 30 | | THREE MONTHS ENDED JUNE 30 | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Cash flow from operating activities | 1,988 | 2,831 | 2,028 | 1,749 |
| Cash flow from financing activities | (153) | (534) | 278 | (316) |
| Cash flow from investing activities | (1,753) | (1,850) | (1,584) | (1,269) |
| Effect of changes in exchange rates on cash and cash equivalents | 40 | (98) | 10 | (72) |
| Increase in cash and cash equivalents | 122 | 349 | 732 | 92 |
| Cash and cash equivalents, beginning of year | 4,642 | 3,623 | 4,032 | 3,880 |
| Cash and cash equivalents, end of year | 4,764 | 3,972 | 4,764 | 3,972 |

On a consolidated basis, cash and cash equivalents increased by $122 million in the six-month period ended June 30, 2006, compared with an increase of $349 million in the corresponding period in 2005.

Operating activities produced a net inflow of $1,988 million in the six-month period in 2006, compared with a net inflow of $2,831 million in the corresponding period in 2005.

› For the six-month period in 2006, Lifeco's cash flow from operations was $1,747 million compared with $2,630 million in 2005. The decrease in cash flow from operations is mainly due to lower premium income in United States Financial Services and the reduction and payment of other liabilities. For the three-month period ended June 30, 2006, cash flow from operations increased compared with the same period in 2005, due mainly to higher premium income and investment income, partially offset by higher payments to policyholders. In the six-month period in 2006, cash was used to acquire additional invested assets of $1,722 million supporting policy liabilities.

› Operating activities of IGM, before payment of commissions, generated $451 million in the six-month period ended June 30, 2006, as compared to $403 million in the same period in 2005. Cash commissions paid were $204 million in the six-month period in 2006, compared with $194 million in the same period in 2005, and reflect the increase in mutual fund sales over 2005 levels.

Cash flows from financing activities, which include dividends paid on the Corporation's common and preferred shares as well as dividends paid by subsidiaries to non-controlling interests, resulted in a net outflow of $153 million in the six-month period ended June 30, 2006, compared with net outflows of $534 million in the corresponding period in 2005.

Financing activities during the six-month period ended June 30, 2006 compared to the same period in 2005 include, in particular:

› Dividends paid on a consolidated basis in 2006 of $562 million, compared with $480 million in 2005.

› Repayment of long-term debt of $150 million, consisting of the redemption by Power Financial of its $150 million debentures that matured in January 2006.

› Repurchase for cancellation by subsidiaries of the Corporation of their common shares in the amount of $37 million in 2006, compared with $39 million in the six-month period in 2005.

› Issue of preferred shares by Lifeco in the amount of $300 million.

› Issue of debentures by a subsidiary of Lifeco in the amount of $336 million (US$300 million).

Cash flow from investing activities resulted in net outflows of $1,753 million in the six-month period in 2006, compared with net outflows of $1,850 million in the same period in 2005.

› Investing activities at Lifeco in 2006 resulted in a net outflow of $1,722 million compared with $1,779 million in the period in 2005.

› Investing activities at IGM were a net outflow of $31 million in the six-month period ended June 30, 2006, compared with a net outflow of $78 million in the corresponding period in 2005.

  Cash flow from investing activities for the six-month period in 2006 compared with 2005 related primarily to increases in residential mortgages related to IGM's mortgage banking operations and personal loans related to its intermediary operations for an amount of $690 million, offset by securitizations of $633 million, compared with an increase of $244 million in the six-month period in 2005, offset by securitizations of $131 million.

  In addition, purchases of securities amounted to $50 million in the six-month period in 2006, compared with $16 million in 2005, while sales of securities generated proceeds of $85 million in 2006, compared with $56 million in the corresponding period in 2005.

Cash flows from activities of Lifeco and IGM are described in Parts B and C of this Interim MD&A related to these subsidiaries, respectively.

## CORPORATE CASH FLOWS

Power Financial is a holding company. As such, corporate cash flows from operations, before payment of dividends, are principally made up of dividends received from its subsidiaries and affiliate and income from investments, less operating expenses, financing charges and taxes. The ability of Lifeco and IGM, which are also holding companies, to meet their obligations generally and pay dividends depends in particular upon receipt of sufficient funds from their subsidiaries. The payment of interest and dividends by Lifeco's principal subsidiaries is subject to restrictions set out in relevant insurance and corporate laws and regulations, which require that solvency and capital standards be maintained. As well, the capitalization of Lifeco's principal subsidiaries takes into account the views expressed by the various credit rating agencies that provide ratings related to financial strength and other measures to those companies. The payment of dividends by IGM's principal subsidiaries is subject to corporate laws and regulations which require that solvency standards be maintained. In addition, certain subsidiaries of IGM must also comply with capital or liquidity requirements established by regulatory authorities.

Dividends declared by Lifeco and IGM in the six-month period ended June 30, 2006 on their common shares amounted to $0.4475 and $0.74 per share, respectively, compared with $0.39 and $0.645 per share, respectively, in the corresponding period in 2005.

Pargesa pays its dividend annually, in the second quarter. The dividend paid in 2006 amounted to SF2.15 per bearer share, compared with SF2.00 in 2005.

In the first and second quarters of 2006, Power Financial declared quarterly dividends of $0.2325 and $0.2500 per common share, respectively, compared with $0.2025 and $0.2175, respectively, in the corresponding periods in 2005. This represents an increase of 15% on a year-to-date basis.

## SHAREHOLDERS' EQUITY

Common shareholders' equity was $8,678 million at the end of June 2006, compared with $8,198 million at December 31, 2005. The increase of $480 million is mainly due to:

› a $510 million increase in retained earnings; and

› a net $38 million negative variation in foreign currency translation adjustments, resulting primarily from the Corporation's indirect investments in Lifeco's foreign operations and in Pargesa, as explained above.

No common shares were issued by the Corporation during the six-month period ended June 30, 2006 pursuant to the Employee Stock Option Plan, or otherwise.

Book value per common share of the Corporation was $12.31 at the end of June 2006, compared with $11.63 at the end of 2005.

The Corporation had seven series of perpetual preferred shares outstanding at the end of June 2006, with a stated value of $1,200 million, unchanged from year-end 2005.

## RATINGS OF THE CORPORATION

As of the date hereof, ratings of certain of the Corporation's securities are as follows:

| | DOMINION BOND RATING SERVICE[1] | STANDARD & POOR'S RATINGS SERVICES[2] |
|---|---|---|
| Senior debentures | AA [low] | A+ |
| Preferred shares | | |
| Cumulative | Pfd-1 [low] | Canadian scale P1 [low]<br>Global scale A- |
| Non-cumulative | Pfd-1 [low] | Canadian scale P1 [low]<br>Global scale A- |

[1] The ratings on the Senior Debentures, Cumulative First Preferred Shares (Series A) and Non-Cumulative First Preferred Shares of the Corporation were upgraded on April 18, 2006. The trends remain stable.

[2] The outlook and the Corporation's ratings are stable.

## SUBSEQUENT EVENTS

On July 18, 2006, Power Financial announced that it had agreed to issue 8,000,000 non-cumulative First Preferred Shares, Series L, carrying a 5.10% annual dividend, for gross proceeds of $200 million. The Series L First Preferred Shares are redeemable in whole or in part at the option of the Corporation on or after October 31, 2011. Completion and closing of the issue is scheduled to take place on August 4, 2006. Net proceeds of the issue will be used by the Corporation to supplement its financial resources, and for general corporate purposes.

## SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

There were no material changes to the critical accounting estimates from those reported at December 31, 2005 (please refer to the 2005 MD&A).

### FUTURE ACCOUNTING CHANGES

As noted in the 2005 MD&A, the Corporation is currently evaluating the impact on its Consolidated Financial Statements of the following new requirements:

- *CICA Handbook* Section 3500, "Earnings Per Share", which is expected to be amended in 2006 to require inclusion of the dilutive effects of convertible securities in the calculation of diluted earnings per share;
- new standards addressing the recognition and measurement of financial instruments and the application of hedge accounting and comprehensive income, which will be effective for the Corporation on January 1, 2007. Part B of this report contains more information on the potential impacts of the new standards on Lifeco's and, consequently, the Corporation's financial statements.

### OFF-BALANCE SHEET ARRANGEMENTS

The following should be read in conjunction with the Notes to the 2005 Consolidated Financial Statements.

SECURITIZATIONS › There were no changes to IGM's liquidity management practices related to securitizations during the six-month period ended June 30, 2006. During the period, IGM entered into securitization transactions through its mortgage banking operations with proceeds of $632.7 million, compared with $131.5 million in the corresponding period in 2005. Securitized loans serviced at June 30, 2006 totalled $1,049.3 million and the fair value of IGM's retained interest was $15.4 million. This compares with $583.2 million and $18.5 million, respectively, at June 30, 2005.

DERIVATIVE FINANCIAL INSTRUMENTS › In the course of their activities, the Corporation and its subsidiaries use derivative financial instruments. When using such derivatives, they only act as limited end users and not as market makers in such derivatives. There have been no changes to the Corporation's and its subsidiaries' policies and procedures with respect to the use of derivative instruments during the six-month period ended June 30, 2006. During the second quarter of 2006, IGM increased the outstanding notional amount of interest swaps by $766.5 million to $1,368.9 million. However, IGM's exposure to credit risk, which is limited to the current fair value of those instruments, which are in a gain position, remained relatively unchanged. IGM utilizes interest rate swaps in order to reduce the impact of fluctuating interest rates on its mortgage banking operations. Other than as noted with respect to IGM, there has not been a significant change in either the notional amount outstanding other than in the normal course of operations, or in the exposure to credit risk that represents the market value of those instruments, which are in a gain position as at June 30, 2006. For an overview of the use of derivative financial instruments, please refer to the 2005 MD&A and to Notes 1 and 22 to the 2005 Consolidated Financial Statements.

LETTERS OF CREDIT › In the normal course of its Reinsurance business, Lifeco provides letters of credit (LOC) to other parties or beneficiaries. Through certain of its operating subsidiaries, Lifeco has provided LOC to both external and internal parties, which are described in the paragraph "Liquidity Risk (Letters of Credit)" included in the Lifeco section of the 2005 MD&A, as well as in Note 24 to the 2005 Consolidated Financial Statements.

### CONTRACTUAL OBLIGATIONS

There have been no material changes in the contractual obligations of the Corporation or its subsidiaries, from those reported at December 31, 2005.

On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This acquisition is not expected to have a material effect on the consolidated financial position of the Corporation.

### FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

For an overview of financial instruments at December 31, 2005, please refer to the 2005 MD&A as well as to Note 21 to the 2005 Consolidated Financial Statements.

Changes in both the carrying values and the fair values of financial instruments did not have a significant impact on the financial condition of the Corporation or its subsidiaries for the six-month period ended June 30, 2006. In addition, there were no significant changes in the risks related to these financial instruments and the policies and procedures designed to manage these risks during the period.

## SUMMARY OF QUARTERLY RESULTS

In this table, all per share amounts are presented on a post-subdivision basis.

| | 2006 | | 2005 | | | | 2004 | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 |
| Revenues | **7,245** | 6,302 | 7,106 | 5,748 | 6,295 | 6,987 | 6,269 | 5,456 | 6,398 | 5,799 |
| Operating earnings[1][2][3][4] | **483** | 408 | 450 | 414 | 449 | 381 | 406 | 381 | 413 | 338 |
| per share — basic | **0.66** | 0.56 | 0.61 | 0.57 | 0.62 | 0.52 | 0.56 | 0.52 | 0.57 | 0.46 |
| Other items[2][3] | **(5)** | – | (9) | (24) | 2 | (2) | (6) | (4) | 18 | (3) |
| per share — basic | **(0.01)** | – | (0.01) | (0.03) | 0.00 | (0.00) | (0.01) | (0.00) | 0.02 | (0.00) |
| Net earnings | **478** | 408 | 441 | 390 | 451 | 379 | 400 | 377 | 431 | 335 |
| per share — basic | **0.65** | 0.56 | 0.60 | 0.54 | 0.62 | 0.52 | 0.55 | 0.52 | 0.59 | 0.46 |
| per share — diluted | **0.65** | 0.55 | 0.60 | 0.53 | 0.62 | 0.52 | 0.55 | 0.52 | 0.59 | 0.46 |

[1] The contribution from Pargesa to operating earnings includes Pargesa's share of the dividends paid by Total and Suez, and, starting in 2006, its share of the dividends paid by Lafarge, as well as, for the last time in 2006, Pargesa's share of the portion of the dividend received by GBL from Bertelsmann, which is considered a preferred dividend [Pargesa's share: SF37 million (estimated) in 2006, SF30 million in 2005 and SF50 million in 2004] and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends from Suez, Lafarge and Bertelsmann are received once a year, during the second quarter. Total, which also used to pay its annual dividend in one installment during the second quarter, started in the fall of 2004 to pay its dividend in two installments. In 2004, Pargesa's contribution to operating earnings of Power Financial includes, in the second quarter of 2004, its share of the full annual dividend paid by Total related to 2003, which amounted to €4.70 per share, as well as, in the fourth quarter, the first interim dividend, related to fiscal 2004, which amounted to €2.40 per share. For 2005 and beyond, it includes in the second quarter the final portion of the dividend related to the previous fiscal year, and in the fourth quarter the interim dividend related to the current fiscal year.

[2] Pargesa releases its six-month results in September and any difference between actual results compared to estimates used by Power Financial when releasing its results for the periods ended June 30 are recorded by Power Financial in the third quarter. The impact of such differences on operating earnings was $3 million [$0.00 per share] and $4 million [$0.01 per share] in the third quarters of 2005 and 2004, respectively. The impact on third quarter non-operating earnings was negative $1 million [$0.00 per share] and negative $1 million [$0.00 per share] in 2005 and 2004, respectively.

[3] Lifeco recorded, in the third and fourth quarters of 2005, reinsurance provisions of $30 million and $13 million after tax, respectively, for expected losses arising from hurricane damages in 2005. Power Financial's share of this specific charge was $22 million or $0.03 per share in the third quarter, and $9 million or $0.01 per share in the fourth quarter of 2005. In addition, Other items also included, in 2004 and in the first three quarters of 2005, Power Financial's share of restructuring costs recorded by Lifeco in connection with the acquisition of Canada Life.

Other items also include, in the second quarter of 2006, the Corporation's share of tax benefits recorded by IGM (please also refer to Part C of this report related to IGM).

[4] For a definition of this non-GAAP financial measure, please refer to Results of Power Financial Corporation — Non-GAAP Financial Measures.

## CONSOLIDATED BALANCE SHEETS

| [in millions of dollars] | JUNE 30, 2006 [unaudited] | DECEMBER 31, 2005 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | 4,764 | 4,642 |
| Investments | | |
| Shares | 4,123 | 3,930 |
| Bonds | 60,479 | 59,298 |
| Mortgages and other loans | 15,428 | 15,118 |
| Loans to policyholders | 6,670 | 6,646 |
| Real estate | 1,870 | 1,844 |
| | 88,570 | 86,836 |
| Funds held by ceding insurers | 11,526 | 2,556 |
| Investment in affiliate, at equity | 1,575 | 1,501 |
| Intangible assets | 2,352 | 2,353 |
| Goodwill | 8,218 | 8,203 |
| Future income taxes | 378 | 460 |
| Other assets | 4,366 | 4,345 |
| | 121,749 | 110,896 |
| **Liabilities** | | |
| Policy liabilities | | |
| Actuarial liabilities | 81,105 | 71,263 |
| Other | 4,159 | 3,787 |
| Deposits and certificates | 669 | 693 |
| Funds held under reinsurance contracts | 3,954 | 4,325 |
| Debentures and other borrowings [Note 2] | 3,549 | 3,377 |
| Preferred shares of the Corporation [Note 4] | 300 | 300 |
| Preferred shares of subsidiaries | 1,344 | 1,356 |
| Capital trust securities and debentures [Note 3] | 647 | 648 |
| Future income taxes | 804 | 830 |
| Other liabilities | 8,508 | 8,635 |
| | 105,039 | 95,214 |
| Non-controlling interests | 6,832 | 6,284 |
| **Shareholders' Equity** | | |
| Stated capital [Note 4] | | |
| Perpetual preferred shares | 1,200 | 1,200 |
| Common shares | 593 | 593 |
| Contributed surplus | 46 | 38 |
| Retained earnings | 8,759 | 8,249 |
| Foreign currency translation adjustments | (720) | (682) |
| | 9,878 | 9,398 |
| | 121,479 | 110,896 |

## CONSOLIDATED STATEMENTS OF EARNINGS

| [unaudited] [in millions of dollars, except per share amounts] | THREE MONTHS ENDED JUNE 30 2006 | 2005 | SIX MONTHS ENDED JUNE 30 2006 | 2005 |
|---|---|---|---|---|
| Revenues | | | | |
| Premium income | **4,444** | 3,784 | **8,139** | 8,344 |
| Net investment income | **1,553** | 1,364 | **2,921** | 2,693 |
| Fee income | **1,248** | 1,147 | **2,487** | 2,245 |
| | **7,245** | 6,295 | **13,547** | 13,282 |
| Expenses | | | | |
| Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds | **4,959** | 4,081 | **8,960** | 8,897 |
| Commissions | **532** | 504 | **1,069** | 1,002 |
| Operating expenses | **767** | 772 | **1,556** | 1,554 |
| Financing charges [Note 5] | **85** | 84 | **166** | 168 |
| | **6,343** | 5,441 | **11,751** | 11,621 |
| | **902** | 854 | **1,796** | 1,661 |
| Share of earnings of affiliate | **72** | 52 | **82** | 63 |
| Other income [charges], net [Note 6] | **(13)** | (2) | **(13)** | (8) |
| Earnings before income taxes and non-controlling interests | **961** | 904 | **1,865** | 1,716 |
| Income taxes | **202** | 226 | **458** | 446 |
| Non-controlling interests | **281** | 227 | **521** | 440 |
| Net earnings | **478** | 451 | **886** | 830 |
| Earnings per common share [Note 7] | | | | |
| Basic | **0.65** | 0.62 | **1.21** | 1.14 |
| Diluted | **0.65** | 0.62 | **1.21** | 1.14 |

## CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

| SIX MONTHS ENDED JUNE 30 [unaudited] [in millions of dollars] | 2006 | 2005 |
|---|---|---|
| Retained earnings, beginning of year | **8,249** | 7,267 |
| **Add** | | |
| Net earnings | **886** | 830 |
| | **9,135** | 8,097 |
| **Deduct** | | |
| Dividends | | |
| Perpetual preferred shares | **32** | 26 |
| Common shares | **340** | 296 |
| Other | **4** | – |
| | **376** | 322 |
| Retained earnings, end of period | **8,759** | 7,775 |

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| [unaudited] [in millions of dollars] | THREE MONTHS ENDED JUNE 30 2006 | THREE MONTHS ENDED JUNE 30 2005 | SIX MONTHS ENDED JUNE 30 2006 | SIX MONTHS ENDED JUNE 30 2005 |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Net earnings | **478** | 451 | **886** | 830 |
| Non-cash charges [credits] | | | | |
| Increase [decrease] in policy liabilities | **274** | 579 | **403** | 1,458 |
| Decrease [increase] in funds held by ceding insurers | **379** | 102 | **431** | 230 |
| Increase [decrease] in funds held under reinsurance contracts | **(19)** | (70) | **(97)** | (68) |
| Amortization and depreciation | **25** | 25 | **49** | 51 |
| Future income taxes | **2** | (14) | **80** | 137 |
| Non-controlling interests | **281** | 227 | **521** | 440 |
| Other | **256** | 411 | **35** | 354 |
| Change in non-cash working capital | **352** | 38 | **(320)** | (601) |
| | **2,028** | 1,749 | **1,988** | 2,831 |
| **Financing activities** | | | | |
| Dividends paid | | | | |
| By subsidiaries to non-controlling interests | **(103)** | (83) | **(201)** | (169) |
| Perpetual preferred shares | **(16)** | (13) | **(33)** | (26) |
| Common shares | **(164)** | (142) | **(328)** | (285) |
| | **(283)** | (238) | **(562)** | (480) |
| Issue of common shares by subsidiaries | **6** | 3 | **24** | 16 |
| Repurchase of common shares by subsidiaries | **(15)** | (22) | **(37)** | (39) |
| Issue of preferred shares by a subsidiary | **300** | – | **300** | – |
| Repurchase of preferred shares by a subsidiary | **(12)** | – | **(12)** | – |
| Issue of subordinated debentures | **336** | – | **336** | – |
| Repayment of debentures and other borrowings | **–** | – | **(150)** | – |
| Other | **(54)** | (59) | **(52)** | (31) |
| | **278** | (316) | **(153)** | (534) |
| **Investment activities** | | | | |
| Bond sales and maturities | **9,570** | 11,326 | **22,353** | 20,549 |
| Mortgage loan repayments | **473** | 725 | **911** | 1,567 |
| Sales of shares | **294** | 395 | **641** | 664 |
| Real estate sales | **(74)** | 32 | **45** | 68 |
| Proceeds from securitizations | **547** | 82 | **633** | 131 |
| Change in loans to policyholders | **(133)** | (135) | **(220)** | (172) |
| Change in repurchase agreements | **4** | 278 | **118** | 390 |
| Investment in bonds | **(10,782)** | (12,535) | **(23,526)** | (22,063) |
| Investment in mortgage loans | **(1,109)** | (881) | **(1,895)** | (1,985) |
| Investment in shares | **(325)** | (379) | **(688)** | (768) |
| Investment in real estate | **(44)** | (173) | **(116)** | (225) |
| Other | **(5)** | (4) | **(9)** | (6) |
| | **(1,584)** | (1,269) | **(1,753)** | (1,850) |
| Effect of changes in exchange rates on cash and cash equivalents | **10** | (72) | **40** | (98) |
| Increase [decrease] in cash and cash equivalents | **732** | 92 | **122** | 349 |
| Cash and cash equivalents, beginning of period | **4,032** | 3,880 | **4,642** | 3,623 |
| Cash and cash equivalents, end of period | **4,764** | 3,972 | **4,764** | 3,972 |

# POWER FINANCIAL CORPORATION

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED] JUNE 30, 2006

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

### NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Financial Corporation at June 30, 2006 have been prepared in accordance with generally accepted accounting principles in Canada (GAAP). These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2005. These interim unaudited consolidated financial statements do not include all disclosures required for annual financial statements.

The interim unaudited consolidated statements have been prepared using the same accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2005.

#### COMPARATIVE FIGURES

Certain of the 2005 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

### NOTE 2 DEBENTURES AND OTHER BORROWINGS

| | JUNE 30, 2006 | DECEMBER 31, 2005 |
|---|---|---|
| **Power Financial Corporation** | | |
| 7.65% debentures, repaid January 5, 2006 | – | 150 |
| 6.90% debentures, due March 11, 2033 | **250** | 250 |
| **IGM Financial Inc.** | | |
| 6.75% debentures 2001 Series, due May 9, 2011 | **450** | 450 |
| 6.58% debentures 2003 Series, due March 7, 2018 | **150** | 150 |
| 6.65% debentures 1997 Series, due December 13, 2027 | **125** | 125 |
| 7.45% debentures 2001 Series, due May 9, 2031 | **150** | 150 |
| 7.00% debentures 2002 Series, due December 31, 2032 | **175** | 175 |
| 7.11% debentures 2003 Series, due March 7, 2033 | **150** | 150 |
| **Great-West Lifeco Inc.** | | |
| Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured | **253** | 256 |
| Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured | **204** | 206 |
| 6.75% debentures due August 10, 2015, unsecured | **200** | 200 |
| 6.14% debentures due March 21, 2018, unsecured | **200** | 200 |
| 6.40% subordinated debentures due December 11, 2028, unsecured | **101** | 101 |
| 6.74% debentures due November 24, 2031, unsecured | **200** | 200 |
| 6.67% debentures due March 21, 2033, unsecured | **400** | 400 |
| 6.625% deferrable debentures due November 15, 2034, unsecured [US$175 million] | **197** | 205 |
| 7.153% subordinated debentures due May 16, 2046, unsecured [US$300 million] | **336** | – |
| Other notes payable with interest rate of 8.0% | **8** | 9 |
| | **3,549** | 3,377 |

During the second quarter of 2006, Lifeco issued $336 million (US$300 million) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable at the principal amount plus any accrued and unpaid interest after May 16, 2016.

## NOTE 3 CAPITAL TRUST SECURITIES AND DEBENTURES

| | JUNE 30, 2006 | DECEMBER 31, 2005 |
|---|---|---|
| **Capital trust debentures** | | |
| 5.995% senior debentures due December 31, 2052, unsecured [GWLCT] | 350 | 350 |
| 6.679% senior debentures due June 30, 2052, unsecured [CLCT] | 300 | 300 |
| 7.529% senior debentures due June 30, 2052, unsecured [CLCT] | 150 | 150 |
| | 800 | 800 |
| Acquisition related fair market value adjustment | 32 | 34 |
| Capital trust securities held by consolidated group as temporary investments | (185) | (186) |
| | 647 | 648 |

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million.

## NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN

### STATED CAPITAL

#### AUTHORIZED

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series and of common shares.

#### ISSUED AND OUTSTANDING

| | JUNE 30, 2006 | | DECEMBER 31, 2005 | |
|---|---|---|---|---|
| | NUMBER OF SHARES | STATED CAPITAL | NUMBER OF SHARES | STATED CAPITAL |
| **Preferred Shares [classified as liabilities]** | | | | |
| Series C First Preferred Shares | 6,000,000 | 150 | 6,000,000 | 150 |
| Series J First Preferred Shares | 6,000,000 | 150 | 6,000,000 | 150 |
| | | 300 | | 300 |
| **Perpetual Preferred Shares** | | | | |
| Series A First Preferred Shares | 4,000,000 | 100 | 4,000,000 | 100 |
| Series D First Preferred Shares | 6,000,000 | 150 | 6,000,000 | 150 |
| Series E First Preferred Shares | 8,000,000 | 200 | 8,000,000 | 200 |
| Series F First Preferred Shares | 6,000,000 | 150 | 6,000,000 | 150 |
| Series H First Preferred Shares | 6,000,000 | 150 | 6,000,000 | 150 |
| Series I First Preferred Shares | 8,000,000 | 200 | 8,000,000 | 200 |
| Series K First Preferred Shares | 10,000,000 | 250 | 10,000,000 | 250 |
| | | 1,200 | | 1,200 |
| **Common shares** | 704,813,680 | 593 | 704,813,680 | 593 |

## NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN [CONTINUED]

### STOCK-BASED COMPENSATION

During the six months ended June 30, 2006, no options were granted under the Corporation's stock option plan. During the second quarter of 2005, 2,015,000 options were granted under the Corporation's stock option plan (no options were granted in the first quarter of 2005).

The fair value of these options was estimated using the Black-Scholes option-pricing model with the following assumptions:

| | 2006 | 2005 |
|---|---|---|
| Dividend yield | – | 2.4% |
| Expected volatility | – | 21.0% |
| Risk-free interest rate | – | 4.3% |
| Expected life [years] | – | 9 |
| Fair value per option granted [$/option] | – | $8.10 |

In addition, stock options were also granted by subsidiaries during the six months ended June 30, 2006. Compensation expense relating to stock options granted by the Corporation and its subsidiaries amounted to $7 million in the second quarter of 2006 ($5 million in 2005) and $12 million for the six months ended June 30, 2006 ($9 million in 2005).

Options were outstanding at June 30, 2006 to purchase, until May 11, 2015, up to an aggregate of 8,425,000 common shares, at various prices from $6.65938 to $32.235 per share. During the six months ended June 30, 2006 and 2005, no common shares were issued under the Corporation's plan.

## NOTE 5 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distributions and interest on capital trust securities and debentures, and dividends on preferred shares classified as liabilities.

| | THREE MONTHS ENDED JUNE 30 | | SIX MONTHS ENDED JUNE 30 | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Interest on debentures and other borrowings | 57 | 57 | 110 | 113 |
| Preferred share dividends | 18 | 17 | 37 | 36 |
| Interest on capital trust debentures | 12 | 12 | 24 | 24 |
| Distributions on capital trust securities held by consolidated group as temporary investments | (2) | (2) | (5) | (5) |
| | 85 | 84 | 166 | 168 |

## NOTE 6 OTHER INCOME [CHARGES], NET

| | THREE MONTHS ENDED JUNE 30 | | SIX MONTHS ENDED JUNE 30 | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Share of Pargesa's non-operating earnings | (13) | 9 | (13) | 10 |
| Restructuring costs — Lifeco | – | (11) | – | (18) |
| | (13) | (2) | (13) | (8) |

POWER FINANCIAL CORPORATION

## NOTE 7 EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

| | THREE MONTHS ENDED JUNE 30 | | SIX MONTHS ENDED JUNE 30 | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Net earnings | 478 | 451 | 886 | 830 |
| Dividends on perpetual preferred shares | (16) | (13) | (32) | (26) |
| Net earnings available to common shareholders | 462 | 438 | 854 | 804 |
| Weighted number of common shares outstanding [millions] — Basic | 704.8 | 704.8 | 704.8 | 704.8 |
| Exercise of stock options | 6.4 | 8.4 | 6.4 | 8.4 |
| Shares assumed to be repurchased with proceeds from exercise of stock options | (3.4) | (5.4) | (3.4) | (5.5) |
| Weighted number of common shares outstanding [millions] — Diluted | 707.8 | 707.8 | 707.8 | 707.7 |

## NOTE 8 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

| | THREE MONTHS ENDED JUNE 30 | | SIX MONTHS ENDED JUNE 30 | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Pension plans | 17 | 17 | 43 | 36 |
| Other post-retirement benefits | 6 | 13 | 14 | 24 |
| | 23 | 30 | 57 | 60 |

## NOTE 9 SECURITIZATIONS

During the second quarter of 2006, IGM Financial Inc. (IGM) securitized $550 million (2005 — $83 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $547 million (2005 — $82 million). IGM's retained interest in the securitized loans was valued at $6 million (2005 — $3 million). A pre-tax loss on sale of $3 million (2005 — gain of $1 million) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

During the six months ended June 30, 2006, IGM securitized $636 million (2005 — $132 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $633 million (2005 — $131 million). IGM's retained interest in the securitized loans was valued at $8 million (2005 — $4 million). A pre-tax loss on sale of $2 million (2005 — gain of $2 million) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

## NOTE 10 SEGMENTED INFORMATION

### INFORMATION ON PROFIT MEASURE

| THREE MONTHS ENDED JUNE 30, 2006 | LIFECO | IGM | PARJOINTCO | OTHER | TOTAL |
|---|---|---|---|---|---|
| Revenues | | | | | |
| Premium income | 4,444 | | | | 4,444 |
| Net investment income | 1,516 | 50 | | (13) | 1,553 |
| Fee income | 667 | 587 | | (6) | 1,248 |
| | 6,627 | 637 | – | (19) | 7,245 |
| Expenses | | | | | |
| Insurance claims | 4,959 | | | | 4,959 |
| Commissions | 332 | 206 | | (6) | 532 |
| Operating expenses | 612 | 142 | | 13 | 767 |
| Financing charges | 51 | 22 | | 12 | 85 |
| | 5,954 | 370 | – | 19 | 6,343 |
| | 673 | 267 | – | (38) | 902 |
| Share of earnings of affiliate | – | – | 72 | – | 72 |
| Other income [charges], net | – | – | (13) | – | (13) |
| Earnings before the following | 673 | 267 | 59 | (38) | 961 |
| Income taxes | 136 | 66 | – | – | 202 |
| Non-controlling interests | 212 | 89 | – | (20) | 281 |
| Contribution to consolidated net earnings | 325 | 112 | 59 | (18) | 478 |

### INFORMATION ON PROFIT MEASURE

| THREE MONTHS ENDED JUNE 30, 2005 | LIFECO | IGM | PARJOINTCO | OTHER | TOTAL |
|---|---|---|---|---|---|
| Revenues | | | | | |
| Premium income | 3,784 | | | | 3,784 |
| Net investment income | 1,327 | 47 | | (10) | 1,364 |
| Fee income | 620 | 532 | | (5) | 1,147 |
| | 5,731 | 579 | – | (15) | 6,295 |
| Expenses | | | | | |
| Insurance claims | 4,081 | | | | 4,081 |
| Commissions | 331 | 177 | | (4) | 504 |
| Operating expenses | 621 | 136 | | 15 | 772 |
| Financing charges | 49 | 23 | | 12 | 84 |
| | 5,082 | 336 | – | 23 | 5,441 |
| | 649 | 243 | – | (38) | 854 |
| Share of earnings of affiliate | – | – | 52 | – | 52 |
| Other income [charges], net | (11) | – | 9 | – | (2) |
| Earnings before the following | 638 | 243 | 61 | (38) | 904 |
| Income taxes | 152 | 74 | – | – | 226 |
| Non-controlling interests | 170 | 74 | – | (17) | 227 |
| Contribution to consolidated net earnings | 316 | 95 | 61 | (21) | 451 |

## NOTE 10 SEGMENTED INFORMATION [CONTINUED]

### INFORMATION ON PROFIT MEASURE

| SIX MONTHS ENDED JUNE 30, 2006 | LIFECO | IGM | PARJOINTCO | OTHER | TOTAL |
|---|---|---|---|---|---|
| Revenues | | | | | |
| Premium income | 8,139 | | | | 8,139 |
| Net investment income | 2,839 | 107 | | (25) | 2,921 |
| Fee income | 1,324 | 1,176 | | (13) | 2,487 |
| | 12,302 | 1,283 | – | (38) | 13,547 |
| Expenses | | | | | |
| Insurance claims | 8,960 | | | | 8,960 |
| Commissions | 674 | 408 | | (13) | 1,069 |
| Operating expenses | 1,238 | 291 | | 27 | 1,556 |
| Financing charges | 98 | 44 | | 24 | 166 |
| | 10,970 | 743 | – | 38 | 11,751 |
| | 1,332 | 540 | – | (76) | 1,796 |
| Share of earnings of affiliate | – | – | 82 | – | 82 |
| Other income [charges], net | – | – | (13) | – | (13) |
| Earnings before the following | 1,332 | 540 | 69 | (76) | 1,865 |
| Income taxes | 305 | 153 | – | – | 458 |
| Non-controlling interests | 389 | 172 | – | (40) | 521 |
| Contribution to consolidated net earnings | 638 | 215 | 69 | (36) | 886 |

### INFORMATION ON PROFIT MEASURE

| SIX MONTHS ENDED JUNE 30, 2005 | LIFECO | IGM | PARJOINTCO | OTHER | TOTAL |
|---|---|---|---|---|---|
| Revenues | | | | | |
| Premium income | 8,344 | | | | 8,344 |
| Net investment income | 2,619 | 97 | | (23) | 2,693 |
| Fee income | 1,202 | 1,055 | | (12) | 2,245 |
| | 12,165 | 1,152 | – | (35) | 13,282 |
| Expenses | | | | | |
| Insurance claims | 8,897 | | | | 8,897 |
| Commissions | 660 | 353 | | (11) | 1,002 |
| Operating expenses | 1,251 | 279 | | 24 | 1,554 |
| Financing charges | 97 | 45 | | 26 | 168 |
| | 10,905 | 677 | – | 39 | 11,621 |
| | 1,260 | 475 | – | (74) | 1,661 |
| Share of earnings of affiliate | – | – | 63 | – | 63 |
| Other income [charges], net | (18) | – | 10 | – | (8) |
| Earnings before the following | 1,242 | 475 | 73 | (74) | 1,716 |
| Income taxes | 301 | 145 | – | – | 446 |
| Non-controlling interests | 330 | 145 | – | (35) | 440 |
| Contribution to consolidated net earnings | 611 | 185 | 73 | (39) | 830 |

## NOTE 11 ACQUISITIONS

During the second quarter of 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. Arrangements are being made to transfer the policies to Lifeco and the transfer is expected to be completed in the first quarter of 2007, subject to regulatory and court approval. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $9.4 billion (£4.6 billion) on the consolidated balance sheet at June 30, 2006.

During the second quarter of 2006, Great-West Life & Annuity Insurance Company entered into an agreement to acquire several parts of the full service-bundled, small and midsize 401(k), as well as some defined benefit plan business, of Metropolitan Life Insurance Company and its affiliates. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The transaction is expected to close in the fourth quarter of 2006, subject to regulatory approval in the United States, and is expected to increase assets and policyholder liabilities by approximately $1.6 billion (US$1.4 billion) on the consolidated balance sheet. In addition, Lifeco will receive fee income by providing administrative services and record-keeping functions on approximately $6.8 billion (US $6.1 billion) of participant account values.

On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is not expected to have a material impact on the financial position of the Corporation.

## NOTE 12 SUBSEQUENT EVENTS

On May 25, 2006, Groupe Bruxelles Lambert (GBL), Pargesa's affiliated Belgian holding company, and Bertelsmann AG announced that they had reached an agreement in principle, pursuant to which GBL would sell back to Bertelsmann AG its 25.1% equity interest in that company for cash consideration of €4.5 billion. This transaction was completed on July 4, 2006. The Corporation's share of the gain recorded as a result of this transaction will amount to approximately $350 million, which will be recorded by the Corporation in the third quarter of 2006.

On July 18, 2006, the Corporation announced that it had agreed to issue 8,000,000 Non-cumulative First Preferred Shares, Series L, for gross proceeds of $200 million. The Preferred Shares, priced at $25 per share, carry an annual dividend yield of 5.10%. Closing is expected on August 4, 2006.

# GREAT-WEST LIFECO INC.

PART B

MANAGEMENT'S DISCUSSION AND ANALYSIS



FINANCIAL STATEMENTS AND NOTES



JUNE 30, 2006



Please note that the bottom of each page in Part B contains two different page numbers. A page number with the prefix "B" refers to the number of such page in this document and the page number without any prefix refers to the number of such page in the original document issued by Great-West Lifeco Inc.

The attached documents concerning Great-West Lifeco Inc. are documents prepared and publicly disclosed by such subsidiary. Certain statements in the attached documents, other than statements of historical fact, are forward-looking statements based on certain assumptions and the current expectations of the subsidiary as set forth therein. The reader is cautioned to consider these statements carefully and not to put undue reliance on forward-looking statements. For further information provided by the subsidiary as to the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information and the material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information, please see the attached documents, including the section entitled Forward-Looking Information.

# MANAGEMENT'S DISCUSSION AND ANALYSIS

## Interim Report
## For the six months ended June 30, 2006

## Dated: August 2, 2006

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. (Lifeco or the Company) for the three months and six months ended June 30, 2006 compared with the same periods in 2005. The MD&A provides an overall discussion, followed by analyses of the performance of its three major reportable segments: Canada, United States and Europe.

### FORWARD-LOOKING INFORMATION

This report may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

### NON-GAAP FINANCIAL MEASURES

This report may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "constant currency basis", "currency translation impact", "adjusted net income", "earnings before restructuring costs", "net income before restructuring costs" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

### SEGREGATED FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

### BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and presented in Canadian dollars unless otherwise indicated.

### TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

| Period ended | Balance sheet | Operations | |
|---|---|---|---|
| | Assets & liabilities | Income & expenses | Net effective rate |
| **United States dollar** | | | |
| **June 30, 2006** | **$1.12** | **$1.14** | **$1.1400** |
| March 31, 2006 | $1.17 | $1.15 | $1.1500 |
| December 31, 2005 | $1.17 | $1.21 | $1.3152 |
| June 30, 2005 | $1.23 | $1.24 | $1.3305 |
| March 31, 2005 | $1.21 | $1.23 | $1.3178 |
| **British pound** | | | |
| **June 30, 2006** | **$2.06** | **$2.04** | **$2.0400** |
| March 31, 2006 | $2.03 | $2.02 | $2.0200 |
| December 31, 2005 | $2.00 | $2.21 | $2.3272 |
| June 30, 2005 | $2.20 | $2.31 | $2.3072 |
| March 31, 2005 | $2.28 | $2.32 | $2.3013 |
| **Euro** | | | |
| **June 30, 2006** | **$1.42** | **$1.40** | **$1.4000** |
| March 31, 2006 | $1.42 | $1.39 | $1.3900 |
| December 31, 2005 | $1.38 | $1.51 | $1.6159 |
| June 30, 2005 | $1.48 | $1.59 | $1.6104 |
| March 31, 2005 | $1.57 | $1.61 | $1.6053 |

The net effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility. During the first six months of 2005, gains net of tax of $20 million were recognized on these contracts. There are no contracts in place for 2006.

**BUSINESSES OF LIFECO**

Lifeco has operations in Canada, the United States and Europe through The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life (owned through holding companies London Insurance Group (LIG) and Canada Life Financial Corporation (CLFC), respectively), offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial™ and Great-West Life financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct primary business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG) and their subsidiaries.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West Life, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West Life, GWL&A and their subsidiaries and may make other investments in the future.

## *CONSOLIDATED OPERATING RESULTS*

**Selected Consolidated Financial Information**
(in $ millions, except per share amounts)

| | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|
| | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| Premiums: | | | | | | |
| Life insurance, guaranteed annuities and insured health products | **$ 4,444** | $ 3,784 | 17% | **$ 8,139** | $ 8,344 | -2% |
| Self-funded premium equivalents (ASO contracts) | **1,886** | 1,945 | -3% | **3,805** | 3,835 | -1% |
| Segregated funds deposits: | | | | | | |
| Individual products | **2,148** | 1,411 | 52% | **4,169** | 2,983 | 40% |
| Group products | **1,168** | 1,322 | -12% | **2,721** | 2,550 | 7% |
| Total premiums and deposits | **9,646** | 8,462 | 14% | **18,834** | 17,712 | 6% |
| Fee and other income | **667** | 620 | 8% | **1,324** | 1,202 | 10% |
| Paid or credited to policyholders | **4,959** | 4,081 | 22% | **8,960** | 8,897 | 1% |
| Net income - common shareholders before adjustments (1) | **461** | 455 | 1% | **907** | 878 | 3% |
| Adjustments after tax (1) | **-** | 9 | - | **-** | 13 | - |
| Net income - common shareholders | **461** | 446 | 3% | **907** | 865 | 5% |
| **Per common share** | | | | | | |
| Basic earnings before adjustments (1) | **$ 0.516** | $ 0.511 | 1% | **$ 1.017** | $ 0.986 | 3% |
| Adjustments after tax (1) | **-** | 0.011 | | **-** | 0.015 | |
| Basic earnings after adjustments | **0.516** | 0.500 | 3% | **1.017** | 0.971 | 5% |
| Dividends paid | **0.22375** | 0.195 | 15% | **0.44750** | 0.390 | 15% |
| Book value | | | | **10.17** | 9.64 | 5% |
| **Return on common shareholders' equity** (12 months) | | | | | | |
| Net income before adjustments (1) | | | | **21.9%** | 20.6% | |
| Net income | | | | **21.7%** | 20.3% | |
| **At June 30** | | | | | | |
| Total assets | | | | **$ 112,945** | $ 98,254 | 15% |
| Segregated funds assets | | | | **78,349** | 71,878 | 9% |
| Total assets under administration | | | | **$ 191,294** | $ 170,132 | 12% |
| Share capital and surplus | | | | **$ 10,162** | $ 9,085 | 12% |

(1) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC. Shareholder net income for the three months ended June 30, 2005 includes restructuring costs related to the acquisition of $9 after tax, or $0.011 per common share; $13 after tax, or $0.015 per common share for the six months ended June 30 2005. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring costs as a non-GAAP financial measure of earnings performance.

Lifeco's net income attributable to common shareholders for the six months ended June 30, 2006, was $907 million compared to $865 million reported a year ago. On a per share basis, this result represents $1.017 per common share ($1.010 diluted) for the six months ended June 30, 2006, an increase of 5% (13% on a constant currency basis) compared to $0.971 ($0.962 diluted) per common share for 2005.

## QUARTERLY FINANCIAL INFORMATION

**Quarterly financial information**

| | | Total revenue (1) | Net income - common shareholders | | | Adjusted net income - common shareholders (2) | | |
|---|---|---|---|---|---|---|---|---|
| | | | Total | Basic per share | Diluted per share | Total | Basic per share | Diluted per share |
| **2006** | **Second quarter** | **$ 6,627** | **$ 461** | **$ 0.516** | **$ 0.513** | **$ 461** | **$ 0.516** | **$ 0.513** |
| | First quarter | 5,675 | 446 | 0.501 | 0.497 | 446 | 0.501 | 0.497 |
| 2005 | Fourth quarter | $6,518 | $ 456 | $ 0.512 | $ 0.509 | $ 469 | $ 0.526 | $ 0.523 |
| | Third quarter | 5,188 | 421 | 0.472 | 0.468 | 455 | 0.510 | 0.506 |
| | Second quarter | 5,731 | 446 | 0.500 | 0.496 | 455 | 0.511 | 0.506 |
| | First quarter | 6,434 | 419 | 0.471 | 0.466 | 423 | 0.475 | 0.471 |
| 2004 | Fourth quarter | $5,740 | $ 409 | $ 0.459 | $ 0.455 | $ 423 | $ 0.475 | $ 0.471 |
| | Third quarter | 4,946 | 414 | 0.466 | 0.462 | 417 | 0.468 | 0.464 |

(1) Total revenue for 2004 has been restated to reflect the reclassification of financing charges from net investment income. Financing charges include interest on long-term debentures and other borrowings, previously included in net investment income together with distributions on capital trust securities and preferred shares now classified as liabilities.

(2) Adjusted net income is presented as a non-GAAP financial measure of earnings performance before restructuring costs related to the acquisition of CLFC and incurred during the period, and provisions for expected losses arising from hurricane damage in 2005. Refer to "Non-GAAP Financial Measures" section of this report.

Adjustments: After-tax restructuring costs related to the acquisition of CLFC and reinsurance claim provisions arising from hurricane activity along the Gulf Coast of the United States in 2005.

| | | Net income common shareholders | | |
|---|---|---|---|---|
| | | Total | Basic per share | Diluted per share |
| 2005 | Fourth quarter | $ 13 | $ 0.014 | $ 0.014 |
| | Third quarter | 34 | 0.038 | 0.038 |
| | Second quarter | 9 | 0.011 | 0.010 |
| | First quarter | 4 | 0.004 | 0.005 |
| 2004 | Fourth quarter | $ 14 | $ 0.016 | $ 0.016 |
| | Third quarter | 3 | 0.002 | 0.002 |

### SUMMARY OF QUARTERLY RESULTS

Lifeco's net income attributable to common shareholders was $461 million for the three months ended June 30, 2006 compared to net income of $446 million reported a year ago. On a per share basis, this result represents $0.516 per common share ($0.513 diluted) for the three months ended June 30, 2006, an increase of 3% (11% on a constant currency basis) compared to $0.500 per common share ($0.496 diluted) for 2005.

**Canada –** For the second quarter, net income attributable to common shareholders was $245 million, an increase of $33 million or 16% over 2005. Group Insurance net income was up $13 million, or 17%, and Individual Insurance & Investment Products net income was up $6 million, or 4%. Corporate net income was $14 million higher in 2006.

**United States –** For the second quarter, net income attributable to common shareholders was $127 million, a decrease of $23 million or 15% from 2005. The decrease in net income includes the negative impact of currency translation. In US dollars, net income increased by 3% over 2005, as Healthcare decreased 33% and Financial Services increased 22% in US dollars.

**Europe** – For the second quarter, net income attributable to common shareholders was $96 million, a decrease of $5 million or 5% from 2005. Insurance & Annuities increased by $10 million or 13%, while Reinsurance remained in line with last year at $21 million. Corporate net income decreased $15 million year-over-year. The increase in Insurance & Annuities and Reinsurance net income in local currencies was partially mitigated by the negative impact of currency translation.

**Lifeco Corporate** – For the second quarter, Lifeco Corporate net income attributable to common shareholders was a charge of $7 million compared to a charge of $17 million in 2005.

| Net income - common shareholders | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|
| | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| **Canada** | **$ 245** | $ 212 | 16% | **$ 449** | $ 398 | 13% |
| **United States** | **127** | 150 | -15% | **261** | 294 | -11% |
| **Europe** | **96** | 101 | -5% | **207** | 202 | 2% |
| **Lifeco Corporate** | | | | | | |
| Total holding company | **(7)** | (8) | | **(10)** | (16) | |
| Restructuring costs | **-** | (9) | | **-** | (13) | |
| Total Lifeco Corporate | **(7)** | (17) | | **(10)** | (29) | |
| **Total Lifeco** | **$ 461** | $ 446 | 3% | **$ 907** | $ 865 | 5% |

Total revenue for the second quarter of 2006 was $6,627 million and was comprised of premium income of $4,444 million, net investment income of $1,516 million and fee and other income of $667 million. Total revenue for the second quarter of 2005 was $5,731 million. It was comprised of premium income of $3,784 million, net investment income of $1,327 million and fee and other income of $620 million.

**PREMIUMS AND DEPOSITS**

Premiums and deposits includes premiums on risk-based insurance and annuity products as well as premium equivalents on self-funded group insurance administrative services only contracts, and deposits on individual and group segregated fund products.

Total premiums and deposits were $9,646 million, an increase of 14% over 2005. Premiums and deposits in Canada increased $161 million, while United States decreased $91 million, and Europe increased $1,114 million. The increase in Canada is due to higher individual life insurance premiums and segregated funds deposits. The decrease in the United States reflects higher premiums and deposits in the Financial Services business which was more than offset by the negative impact of currency translation. The increase in Europe reflects higher premiums and deposits in the individual segregated fund market partially offset by the negative impact of currency translation.

For the six months ended June 30, 2006, total premiums and deposits at $18,834 million, were 6% higher than 2005. Premiums and deposits in Canada increased $674 million, while United States decreased $531 million, and Europe increased $979 million. The increase in Canada is due to higher group insurance results, individual life insurance premiums and higher individual and group segregated funds deposits. The decrease in the United States reflects the negative impact of currency translation and higher premiums and deposits in the Financial Services business. The increase in Europe reflects the effect of both higher premiums and deposits in the Reinsurance business and in the individual segregated fund market, partially offset by the negative impact of currency translation.

## NET INVESTMENT INCOME

**Net investment income**

| | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|
| | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| Investment income earned | **$ 1,391** | $ 1,169 | 19% | **$ 2,565** | $ 2,347 | 9% |
| Amortization of gains and losses | **138** | 141 | -2% | **301** | 265 | 14% |
| Provision for credit losses | **5** | 31 | -84% | **7** | 34 | -79% |
| Gross investment income | **1,534** | 1,341 | 14% | **2,873** | 2,646 | 9% |
| Less: investment expenses | **18** | 14 | 29% | **34** | 27 | 26% |
| Net investment income | **$ 1,516** | $ 1,327 | 14% | **$ 2,839** | $ 2,619 | 8% |

Net investment income for the three months ended June 30, 2006 increased by $189 million or 14% compared to the same period last year primarily as a result of an increase in assets in the European operations due to the acquisition of two blocks of payout annuities (Phoenix and London in 2005, and The Equitable Life Assurance Society ("Equitable Life") in the United Kingdom in 2006).

For the six months ended June 30, 2006, net investment income was $2,839 million, an increase of $220 million or 8% compared to the same period last year. The increase in net investment income is attributable to the same reasons as for the three month period as described above.

## FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products is segregated funds, for which the Company earns investment management fees, and group insurance ASO contracts, under which the Company earns administration fees.

**Fee income**

| | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|
| | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| Segregated funds | **$ 277** | $ 260 | 7% | **$ 565** | $ 519 | 9% |
| ASO contracts | **229** | 236 | -3% | **461** | 469 | -2% |
| Other | **161** | 124 | 30% | **298** | 214 | 39% |
| | **$ 667** | $ 620 | 8% | **$ 1,324** | $ 1,202 | 10% |

In the second quarter, consolidated fee income was $667 million compared to $620 million for the second quarter of 2005. Canada increased $34 million due to strong segregated funds and mutual funds asset growth. Europe increased $19 million year over year, due to strong segregated funds performance. In the United States, fee income decreased by $6 million due to the negative impact of currency translation. Fee income in US dollars was up $20 million mainly due to an increase in FASCore participants and increased ASO business.

For the six months ended June 30, 2006 fee income was $1,324 million compared to $1,202 million for the same period in 2005. The increase is due to the same reasons as the three month period.

The amount of segregated funds investment management fees earned by the Company is influenced by the market value of the underlying fund assets. As market conditions and expectations dictate, the Company may from time to time utilize derivative contracts to hedge against declines in equity market levels. In 2006, the Company has entered into certain derivative contracts that will provide a partial hedge against a decline in the S&P TSX60 composite index.

**PAID OR CREDITED TO POLICYHOLDERS**
This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts and segregated funds).

In the second quarter, consolidated amounts paid or credited to policyholders were $4,959 million, up $878 million over the second quarter of 2005. The $878 million increase was attributable to the United States and Europe which were up $111 million and $816 million, respectively. This was partly offset by Canada, which was down $49 million from the second quarter of 2005. The large increase in Europe is due to the growth of payout annuities in the UK from the Phoenix and London acquisition and to a large payout annuity reinsurance contract written in 2006.

For the six months ended June 30, 2006, consolidated amounts paid or credited to policyholders were $8,960 million, up $63 million over the same period in 2005. The $63 million increase was attributable to Europe which was up $510 million. This was offset by Canada which was down $40 million and the United States which was down $407 million from the same period in 2005 due to the strengthening Canadian dollar and lower Financial Services premium.

**OTHER BENEFITS AND EXPENSES**
Included in other benefits and expenses are operating expenses, commissions, interest expense on long-term debt and other borrowings, and dividends on preferred shares, as well as premium taxes.

| Other benefits and expenses | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | % Change | 2006 | 2005 | % Change |
| Total expenses | $ 559 | $ 567 | -1% | $ 1,137 | $ 1,144 | -1% |
| Less: investment expenses | 18 | 14 | 29% | 34 | 27 | 26% |
| Operating expenses | 541 | 553 | -2% | 1,103 | 1,117 | -1% |
| Commissions | 332 | 331 | - | 674 | 660 | 2% |
| Financing charges | 51 | 49 | 4% | 98 | 97 | 1% |
| Premium taxes | 66 | 64 | 3% | 126 | 125 | 1% |
| Total | $ 990 | $ 997 | -1% | $ 2,001 | $ 1,999 | - |

Operating expenses for the three months ended June 30, 2006 decreased $12 million or 2% compared to the same period in 2005. Expenses in local currencies were up slightly but were offset by the strengthened Canadian dollar. The increase in expenses was modest in relation to sales which increased $271 million or 17% in Canada, $103 million or 20% in the US and $1,048 million or 57% in Europe in the same period.

Operating expenses for the six months ended June 30, 2006 decreased $14 million or 1% compared to the same period in 2005. Expenses in local currencies were up slightly but were offset by the strengthened Canadian dollar. The increase in expenses was modest in relation to sales which increased $879 million or 26% in Canada, $178 million or 14% in the US and $896 million or 23% in Europe in the same period.

Financing charges consists of interest on debentures and other borrowings, as well as distributions on preferred shares classified as liabilities

### INCOME TAXES

Income taxes for the three month and six month periods ended June 30, 2006 were $136 million and $305 million, respectively, compared to $152 million and $301 million for the same periods in 2005. Net income before income taxes increased $35 million for the three months ended June 30, 2006 and $90 million for the six months ended June 30, 2006, over the same period in 2005. In the quarter, the Company recognized the benefit of reduced Canadian income tax rates, as previously announced by the Federal and Provincial governments. The benefit recognized was approximately $20 million, $17 million of which is related to the non-recurring impact of lower rates on future income taxes.

## CONSOLIDATED FINANCIAL POSITION

### ASSETS

**Consolidated total assets under administration**

| | June 30, 2006 | | | |
|---|---|---|---|---|
| | Canada | United States | Europe | Total |
| **Assets** | | | | |
| Invested assets | $ 43,022 | $ 25,509 | $ 22,763 | $ 91,294 |
| Goodwill and intangible assets | 4,983 | 52 | 1,741 | 6,776 |
| Other assets | 1,421 | 1,104 | 12,350 | 14,875 |
| **Total assets** | 49,426 | 26,665 | 36,854 | 112,945 |
| Segregated funds assets | 40,343 | 16,433 | 21,573 | 78,349 |
| **Total assets under administration** | $ 89,769 | $ 43,098 | $ 58,427 | $ 191,294 |

| | December 31, 2005 | | | |
|---|---|---|---|---|
| | Canada | United States | Europe | Total |
| **Assets** | | | | |
| Invested assets | $ 42,587 | $ 26,153 | $ 20,640 | $ 89,380 |
| Goodwill and intangible assets | 4,989 | 54 | 1,737 | 6,780 |
| Other assets | 1,613 | 1,127 | 3,261 | 6,001 |
| **Total assets** | 49,189 | 27,334 | 25,638 | 102,161 |
| Segregated funds assets | 38,854 | 17,008 (1) | 19,296 | 75,158 |
| **Total assets under administration** | $ 88,043 | $ 44,342 | $ 44,934 | $ 177,319 |

(1) The Company's segregated funds offer mutual funds or other investment options that purchase guaranteed annuity contracts issued by the Company. As of June 30, 2006, such investments had been made in the guaranteed interest annuity contracts in the amount of $40 million compared to $414 million for the same period in 2005. As the general account investments are also included in the segregated funds account balances, the Company has reduced the segregated fund account balances by $377 million as of June 30, 2006 compared to $383 million for the same period in 2005 to avoid overstatement of customer account values under management.

The increase in invested assets in 2006 is mainly attributable to Europe. The $2.1 billion increase in Europe is due to a large payout annuity reinsurance contract in the Company's Reinsurance business line in 2006, organic growth in the U.K., a capital injection to support recent acquisitions in the U.K., and the impact of favourable currency translation.

Goodwill and intangible assets have not changed materially from December 31, 2005. Refer to the Company's 2005 MD&A.

Other assets have increased by approximately $8.9 billion due to an increase in funds held by ceding insurers of approximately $9.4 billion as a result of the agreement to acquire the non-participating payout annuity business of Equitable Life.

**Asset quality – general fund assets**

The Company's allowance for credit losses decreased by $10 million to $109 million at June 30, 2006. The combination of the allowance for credit losses of $109 million, together with the $1,306 million provision for future credit losses in actuarial liabilities represents 1.8% of bond, mortgage and real estate assets at June 30, 2006 (1.7% at December 31, 2005).

**Non-performing loans**

| | June 30, 2006 | | | | December 31, 2005 | | | |
|---|---|---|---|---|---|---|---|---|
| Asset class | Bonds | Mortgages | Foreclosed real estate | Total | Bonds | Mortgages | Foreclosed real estate | Total |
| Non-performing loans | $ 123 | $ 15 | $ 11 | $ 149 | $ 137 | $ 17 | $ 11 | $ 165 |

**Allowances for credit losses**

| | June 30, 2006 | | | December 31, 2005 | | |
|---|---|---|---|---|---|---|
| | Specific provisions | Non-specific provisions | Total | Specific provisions | Non-specific provisions | Total |
| Bonds and mortgage loans | $ 48 | $ 61 | $ 109 | $ 51 | $ 68 | $ 119 |

**Fair value**

The fair value of invested assets exceeded their carrying value by $1.0 billion as at June 30, 2006 compared to $4.2 billion at December 31, 2005. The decrease in fair value is due primarily to rising interest rates. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the deferred net realized gains, on assets supporting shareholders' equity and debentures will in time be amortized to net income.

**LIABILITIES**

Liabilities have increased from $89.1 billion at December 31, 2005 to $99.2 billion at June 30, 2006. The increase is attributable to an increase in actuarial liabilities and debentures and other debt instruments. All other liabilities have not changed materially since December 31, 2005. Refer to the Company's 2005 MD&A.

Actuarial liabilities increased by approximately $9.8 billion mostly due to the agreement to acquire the non-participating payout annuity business of Equitable Life, which increased actuarial liabilities by approximately $9.4 billion in the quarter.

Debentures and other debt instruments increased from $1.9 billion to $2.2 billion mainly as a result of the issuance of $336 million (US$ 300 million) of Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016.

## SHARE CAPITAL AND SURPLUS

Share capital outstanding at June 30, 2006 was $5,770 million, which was comprised of $1,099 million perpetual preferred shares and $4,671 million common shares.

The Company's share capital consists of common shares and preferred shares issued by the Company. At June 30, 2006, the Company had 891,270,626 common shares outstanding with a stated value of $4,671 million compared to 890,689,076 common shares with a stated value of $4,660 million at December 31, 2005. During the six months ended June 30, 2006, 1,023,300 common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bid at a total cost of $30 million or $29.17 per share, and 1,604,850 shares were issued under the Company's Stock Option Plan for a total value of $16 million or $9.71 per share and $1 million transferred from contributed surplus to capital stock as options are exercised for a total of $17 million.

At June 30, 2006, the Company had four series of *perpetual* preferred shares outstanding with an aggregate stated value of $1,099 million.

The terms and conditions of the $199 million, 5.90% Non-Cumulative First Preferred Shares, Series F, the $300 million, 5.20% Non-Cumulative First Preferred Shares, Series G, the $300 million, 4.85% Non-Cumulative First Preferred Shares, Series H and the $300 million, 4.50% Non-Cumulative First Preferred Shares, Series I do not allow the holder to convert to common shares of the Company or otherwise cause the Company to redeem the shares. Preferred shares of this type are commonly referred to as perpetual and represent a form of financing that does not have a fixed term. The Company, at its option, may redeem the Series F shares on or after September 30, 2008, the Series G shares on or after December 31, 2009, the Series H shares on or after September 30, 2010, and the Series I shares on or after June 30, 2011. The Company regards the Series F shares, the Series G shares, the Series H shares and the Series I shares as comprising part of its core or permanent capital. As such, the Company only intends to redeem the Series F shares, the Series G shares, the Series H shares, or the Series I shares with proceeds raised from new capital instruments issued during the life of the Series F shares, the Series G shares, the Series H shares, or the Series I shares, where the new capital instruments represent equal or greater equity benefit.



### 2006 activity

During the six months ended June 30, 2006, the Company paid dividends of $0.44750 per common share for a total of $399 million and perpetual preferred share dividends of $24 million.

On April 12, 2006, the Company issued 12,000,000 4.50% Non-Cumulative First Preferred Shares, Series I (the "Series I Preferred Shares") with an aggregate stated value of $300 million. The Series I Preferred Shares are redeemable at the option of the Company on or after June 30, 2011.

In total, share capital and surplus increased by $673 million, to $10,162 million at June 30, 2006 from December 31, 2005. The slight weakening of the Canadian dollar against the British pound of $0.06 and euro of $0.04, and the strengthening of $0.05 against the United States dollar in the second quarter of 2006 resulted in decreases to the currency translation account of $120 million from December 31, 2005.

## LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

### Liquidity

The Company's liquidity position has not changed materially from December 31, 2005. Refer to the Company's 2005 MD&A.

## Cash flows

| Cash flows | For the three months ended June 30 | | For the six months ended June 30 | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| **Cash flows relating to the following activities:** | | | | |
| Operations | **$ 1,799** | $ 1,564 | **$ 1,747** | $ 2,630 |
| Financing | **385** | (214) | **160** | (399) |
| Investment | **(1,682)** | (1,256) | **(1,722)** | (1,779) |
| Increase (decrease) in cash & certificates of deposit | **502** | 94 | **185** | 452 |
| Effects of changes in exchange rates on cash and certificates of deposit | **10** | (72) | **40** | (98) |
| Cash & certificates of deposit, beginning of period | **2,674** | 2,804 | **2,961** | 2,472 |
| Cash & certificates of deposit, end of period | **$ 3,186** | $ 2,826 | **$ 3,186** | $ 2,826 |

The principal source of funds for the Company is cash provided by operating activities, including premium income, net investment income and fee income. These funds are used primarily to pay policy benefits, policyholder dividends and claims, as well as operating expenses and commissions. Cash flows generated by operations are mainly invested to support future liability cash requirements.

The increase in cash flow from operations is mainly due to higher premium income and investment income partially offset by higher payments to policyholders. In the second quarter, cash was used to acquire additional invested assets of $1,682 million supporting policy liabilities.

In addition, financing activities, provided $385 million reflecting the issue of $300 million of preferred shares by the Company and $336 million of subordinated debentures by a subsidiary. Financing activities include dividend payments of $213 million. The weakening of the Canadian dollar against the British pound and the euro increased reported cash & certificates of deposit by $10 million.

The increase in cash flows for the six months ended June 30, 2006 is due to the same reasons as for the three month period above.

### Commitments/contractual obligations

Commitments/contractual obligations have not changed materially since December 31, 2005. Refer to the Company's 2005 MD&A.

### Capital management and adequacy

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West Life's MCCSR ratio at June 30, 2006 was 211% (208% at December 31, 2005). London Life's MCCSR ratio at June 30, 2006 was 240% (237% at December 31, 2005). Canada Life's MCCSR ratio at June 30, 2006 was 220% (231% at December 31, 2005).

GWL&A's risk-based capital ratio was 473% at December 31, 2005, well in excess of that required by the National Association of Insurance Commissioners.

## RATINGS

The Company and its major operating subsidiaries continue to hold very strong ratings.

On February 17, 2006, Dominion Bond Rating Service upgraded Lifeco's senior debt rating by one notch to AA (low). The remaining ratings identified in the table were all reaffirmed in 2005.

| Rating agency | Measurement | Lifeco | Great-West | London Life | Canada Life | GWL&A |
|---|---|---|---|---|---|---|
| A.M. Best Company | Financial Strength | | A+ | A+ | A+ | A+ |
| Dominion Bond Rating Service | Claims Paying Ability | | IC-1 | IC-1 | IC-1 | NR |
| | Senior Debt | AA (low) | | | | |
| | Subordinated Debt | | | | AA (low) | |
| Fitch Ratings | Insurer Financial Strength | | AA+ | AA+ | AA+ | AA+ |
| Moody's Investors Service | Insurance Financial Strength | | Aa3 | Aa3 | Aa3 | Aa3 |
| Standard & Poor's Rating Services | Insurer Financial Strength | | AA | AA | AA | AA |
| | Senior Debt | A+ | | | | |
| | Subordinated Debt | | | | A+ | |

## RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage the risks, are discussed in detail in the Company's 2005 MD&A.

**Foreign exchange risk**

In the second quarter of 2006, the Company's foreign currency denominated operating results were translated to Canadian dollars at the prevailing rate. In the second quarter of 2005, the US dollar operating results of the United States segment were translated into Canadian dollars at $1.3305. The operating results of the Europe segment were translated into Canadian dollars at $2.3072 for the British pound, $1.6104 for the euro, and $1.2440 for US dollars. The 2005 translation rates included the beneficial impact of forward foreign exchange contracts that expired at the end of 2005.

## FUTURE ACCOUNTING POLICIES

**Earnings per share** – CICA Handbook Section 3500, *Earnings per Share*, is expected to be amended in 2006 to require inclusion of the dilutive effects of convertible securities in the calculation of diluted earnings per share, regardless of the Company's intention to settle the securities in cash or common shares. As a result, the Company will include the dilutive effects of its convertible preferred shares in the calculation of diluted earnings per share. This change is not expected to have a material impact on the financial statements of the Company.

**Financial instruments** – Effective January 1, 2007, the Company will be required to comply with the new provisions of the CICA Handbook on accounting for Financial Instruments. The new sections on Financial Instruments, Hedges and Comprehensive Income, including revisions to the section on Life Insurance Enterprises and many other sections, replace all previous guidance issued by the CICA.

On June 22, 2006, The Office of the Superintendent of Financial Institutions Canada issued Guideline D-10 – Accounting for Financial Instruments Designated as Fair Value Option, which provides additional guidance to certain federally regulated institutions, including life insurance companies.

The new guidance introduces the concept of Other Comprehensive Income, which will track unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Other Comprehensive Income together with Net Income provides the financial statement reader with Comprehensive Income. Comprehensive Income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheet including currency translation gains and losses on foreign subsidiary operations.

Derivative instruments, previously off-balance sheet, will be recognized at their market value in the balance sheet.

The Company will mark-to-market certain investments, primarily investments actively traded in a public market, and certain debt instruments. Changes in market values will flow through net income for investments backing actuarial liabilities. This impact is expected to be largely offset by corresponding changes in the actuarial liabilities. Similarly, net income will reflect market value changes in certain debt instruments and realized gains and losses on certain investments backing surplus. Unrealized gains and losses on investments backing surplus will flow through Other Comprehensive Income until they are realized. No change to the Company's method of accounting for real estate or loans is anticipated.

Life Insurance enterprises will no longer defer realized gains on financial instruments (bonds, stock, and mortgages), nor will they be allowed to carry investments in stocks at cost plus a moving average market value adjustment for unrealized gains and losses. Deferred realized gains, carried on the balance sheet at December 31, 2006, will be transferred to retained earnings on transition to the new rules.

The Company is reviewing the potential impact that these new accounting requirements will have on the financial statements of the Company.

The new accounting guidance is expected to contribute to volatility within certain income statement line items, particularly for investment income and actuarial provisions. However, based on the Company's review to this point, it does not expect that the new guidance will result in a material impact on net income, other than as a result of the inability to continue to amortize the balance of net deferred realized unamortized gains on assets backing surplus that will exist at the time of transition to the new accounting rules.

Other Comprehensive Income will reflect movement previously credited or charged to surplus (currency translation account), as well as some market value changes not previously recorded (unrealized gains or losses on assets backing surplus).

## *SEGMENTED OPERATING RESULTS*

The consolidated operating results of Lifeco include the operating results of Great-West Life, London Life, Canada Life and GWL&A.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, United States, Europe, and Lifeco Corporate reflecting geographic lines as well as the management and corporate structure of the companies.

## *CANADA*

The Canadian segment of Lifeco includes the operating results of the Canadian businesses operated by Great-West Life, London Life, and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, the Company provides life, health, disability and creditor insurance products to group clients in Canada. Through its Individual Insurance & Investments Products business unit, the Company provides life, disability and critical illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada.

**Selected consolidated financial information - Canada**

| | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|
| | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| Total premiums and deposits | **$ 3,532** | $ 3,371 | 5% | **$ 7,525** | $ 6,851 | 10% |
| Fee and other income | **223** | 189 | 18% | **439** | 378 | 16% |
| Paid or credited to policyholders | **1,617** | 1,666 | -3% | **3,145** | 3,185 | -1% |
| Net income - common shareholders | **245** | 212 | 16% | **449** | 398 | 13% |
| Total assets | | | | **$ 49,426** | $ 48,083 | 3% |
| Segregated funds assets | | | | **40,343** | 36,280 | 11% |
| Total assets under administration | | | | **$ 89,769** | $ 84,363 | 6% |

## FINANCIAL INFORMATION – CANADA

| Consolidated operations | For the three months ended June 30 | | For the six months ended June 30 | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| **Income:** | | | | |
| Premium income | **$ 1,636** | $ 1,593 | **$ 3,211** | $ 3,102 |
| Net investment income | **686** | 693 | **1,370** | 1,377 |
| Fee and other income | **223** | 189 | **439** | 378 |
| **Total income** | **2,545** | 2,475 | **5,020** | 4,857 |
| **Benefits and expenses:** | | | | |
| Paid or credited to policyholders | **1,617** | 1,666 | **3,145** | 3,185 |
| Other | **527** | 497 | **1,147** | 1,076 |
| Amortization of finite life intangible assets | **4** | 3 | **7** | 7 |
| **Net operating income before income taxes** | **397** | 309 | **721** | 589 |
| Income taxes | **91** | 64 | **173** | 125 |
| **Net income before non-controlling interests** | **306** | 245 | **548** | 464 |
| Non-controlling interests | **50** | 26 | **78** | 52 |
| **Net income - shareholders** | **256** | 219 | **470** | 412 |
| Perpetual preferred share dividends | **11** | 7 | **21** | 14 |
| **Net income - common shareholders** | **$ 245** | $ 212 | **$ 449** | $ 398 |

## NET INCOME

| Net income - common shareholders | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|
| | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| Group Insurance | **$ 91** | $ 78 | 17% | **$ 165** | $ 144 | 15% |
| Individual Insurance & Investment Products | **142** | 136 | 4% | **286** | 261 | 10% |
| Corporate | **12** | (2) | - | **(2)** | (7) | - |
| | **$ 245** | $ 212 | 16% | **$ 449** | $ 398 | 13% |

### PREMIUMS AND DEPOSITS AND SALES

| Premiums and deposits | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|
| ***Business/Product*** | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| Group Insurance | **$ 1,219** | $ 1,167 | 4% | **$ 2,424** | $ 2,300 | 5% |
| Individual Insurance & Investment Products | **2,313** | 2,204 | 5% | **5,101** | 4,551 | 12% |
| **Total premiums and deposits** | **$ 3,532** | $ 3,371 | 5% | **$ 7,525** | $ 6,851 | 10% |
| ***Summary by Type*** | | | | | | |
| Risk-based products | **$ 1,636** | $ 1,593 | 3% | **$ 3,211** | $ 3,102 | 4% |
| ASO contracts | **543** | 502 | 8% | **1,089** | 976 | 12% |
| Segregated funds deposits | | | | | | |
| Individual products | **684** | 600 | 14% | **1,625** | 1,397 | 16% |
| Group products | **669** | 676 | -1% | **1,600** | 1,376 | 16% |
| **Total premiums and deposits** | **$ 3,532** | $ 3,371 | 5% | **$ 7,525** | $ 6,851 | 10% |

| Sales | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|
| ***Business/Product*** | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| Group Insurance | **$ 108** | $ 102 | 6% | **$ 231** | $ 208 | 11% |
| Individual Insurance & Investment Products | **1,790** | 1,525 | 17% | **4,043** | 3,187 | 27% |
| **Total sales** | **$ 1,898** | $ 1,627 | 17% | **$ 4,274** | $ 3,395 | 26% |

## BUSINESS UNITS – CANADA

### GROUP INSURANCE

In Canada, the Company offers effective benefit solutions for large and small employee groups. Through its Canada Life subsidiary, the Company is a recognized leader in the creditor insurance business with over $1.4 billion in annual direct premium.

### 2006 DEVELOPMENTS

- Net income to shareholders increased by $21 million or 15% to $165 million over 2005.
- Overall sales results grew by 11% compared to 2005.

### OPERATING RESULTS

#### Net income

**In quarter**

Net income attributable to common shareholders was $91 million, which represents an increase of $13 million or 17% compared to the second quarter of 2005.

The increase reflects improved experience on small and mid-size long term disability cases as well as more favorable morbidity results due to actuarial reserve basis change in 2006. Mitigating the increase was less favorable investment and mortality experience.

### Six months

Net income attributable to common shareholders was $165 million, which represents an increase of $21 million or 15% compared to the six months ended June 30, 2005.

The increase reflects improved experience on small and mid-size long term disability cases, more favorable morbidity results due to actuarial reserve basis change in 2006, and better expense results. Mitigating the increase was less favorable investment and mortality experience.

## Premiums and deposits and sales

**Group Insurance - divisional summary**

| **Premiums and deposits** | | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|---|
| ***Business/Product*** | | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| Small/mid-sized case | | **$ 464** | $ 455 | 2% | **$ 925** | $ 905 | 2% |
| Large case | - insured | **399** | 386 | 3% | **786** | 785 | - |
| | - ASO | **543** | 502 | 8% | **1,089** | 976 | 12% |
| | - creditor/direct marketing | **37** | 28 | 32% | **69** | 68 | 1% |
| **Sub-total** | | **1,443** | 1,371 | 5% | **2,869** | 2,734 | 5% |
| **Premiums reinsured** | | | | | | | |
| Small/mid-sized case | | **(116)** | (117) | | **(233)** | (245) | |
| Large case | - insured | **(108)** | (87) | | **(212)** | (189) | |
| **Net premiums** | | **$ 1,219** | $ 1,167 | 4% | **$ 2,424** | $ 2,300 | 5% |

| **Sales** | | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|---|
| ***Business/Product*** | | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| Small/mid-sized case | | **$ 51** | $ 43 | 19% | **$ 90** | $ 85 | 6% |
| Large case | - insured | **12** | 6 | 100% | **31** | 28 | 11% |
| | - ASO | **20** | 47 | -57% | **83** | 66 | 26% |
| | - creditor/direct marketing | **25** | 6 | 317% | **27** | 29 | -7% |
| **Total sales** | | **$ 108** | $ 102 | 6% | **$ 231** | $ 208 | 11% |

### In quarter

Total net premiums and deposits were $1,219 million, which is 4% higher than the second quarter of 2005. Excluding the impact of $224 million of premiums ceded under a bulk reinsurance agreement ($204 million in 2005), premiums and deposits increased 5% over the comparative period in 2005. Large case ASO premiums and deposits increased 8% resulting from strong sales in the first quarter of 2006. Creditor/direct marketing net premiums increased 32% mainly due to an increase in the percentage of premium reinsured in 2005 retroactive to the beginning of the year.

Overall sales results in the quarter were up 6% compared to 2005. The decrease in large case ASO sales was mainly due to one sale of $28 million in 2005 that was not repeated in 2006. The increase in creditor/direct marketing was due to a large sale in 2006 for $21 million.

### Six months

Total net premiums and deposits were $2,424 million, which is 5% higher than the six months ended June 30, 2005. Excluding the impact of $445 million of premiums ceded under a bulk reinsurance agreement ($434 million in 2005), premiums and deposits increased 5% over the comparative period in 2005. Large case ASO premiums and deposits increased 12% resulting from strong sales in 2006.

Overall sales results for the six months ended June 30, 2006 were up 11% compared to 2005. The increase in large case ASO sales was mainly due to two large sales in 2006 for $42 million compared to one large sale in 2005 for $28 million.

## INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

Individual Insurance & Investment Products (IIIP) consists of four distinct business lines: Individual Life Insurance, Living Benefits, Individual Retirement & Investment Services (IRIS) and Group Retirement Services. Products are distributed through Freedom 55 Financial™ and Great-West Life financial security advisors, Canada Life distribution partners, including managing general agents (MGAs), independent brokers and intercorporate agreements with other financial institutions.

### 2006 DEVELOPMENTS

- Universal life sales continue to be strong, with premiums double that of 2005.
- Sales of retail investment funds, including segregated funds and mutual funds, increased 23% and contributed to asset growth of over 7% since December 31, 2005.
- Sales of Group Capital Accumulation Plans, Payout Annuities and Investment Only business increased 72% contributing to an increase in Group segregated funds assets of 4% since December 31, 2005.
- Effective June 30, 2006, the Company exercised its option to recapture 20% of the Individual life insurance business ceded under a bulk reinsurance treaty in 2003. The recapture did not have an impact on the net income in the quarter.

### OPERATING RESULTS

| Net income - common shareholders | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|
| | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| Individual Life | **$ 52** | $ 44 | 18% | **$ 113** | $ 85 | 33% |
| Living Benefits | **18** | 18 | - | **33** | 31 | 6% |
| Individual Retirement & Investment Services | **48** | 41 | 17% | **91** | 87 | 5% |
| Group Retirement Services | **24** | 33 | -27% | **49** | 58 | -16% |
| | **$ 142** | $ 136 | 4% | **$ 286** | $ 261 | 10% |

## Net income

### In quarter

Net income attributable to common shareholders was $142 million compared to $136 million in the second quarter of 2005, an increase of $6 million or 4%.

Individual Life net income was $52 million compared to $44 million in the second quarter of 2005. The increase in net income reflects favourable actuarial reserve basis change in 2006 and additional investment and expense gains. The 2006 results also reflected additional new business strain due to a large increase in universal life sales. Mortality claims experience was less favourable.

Living Benefits net income was $18 million compared to $18 million in the second quarter of 2005. The 2006 results reflect increased morbidity and investment gains offset by weaker surrender experience.

IRIS net income was $48 million compared to $41 million in the second quarter of 2005. Higher segregated funds and Quadrus mutual funds asset levels have resulted in an increase in fees. These positive results were mitigated somewhat by reduced income from a decline in guaranteed product assets.

Group Retirement Services net income was $24 million compared to $33 million in the second quarter of 2005. The decrease in net income reflects higher strain from increased sales of payout annuities, less favourable actuarial reserve basis change in 2006 and lower investment gains.

Net income attributable to participating policyholder was $46 million, $23 million more than in the second quarter of 2005, largely driven by higher investment gains in connection with an increased proportion of equities backing policy liabilities in the participating accounts.

**Six months**
Net income attributable to common shareholders was $286 million compared to $261 million for the six months ended June 30, 2005, an increase of $25 million or 10%.

Individual Life net income was $113 million compared to $85 million for the six months ended June 30, 2005. The increase in net income reflects a more favourable actuarial reserve basis change in 2006 and improved mortality experience. This result was partially offset by additional new business strain due to the large increase in universal life sales in 2006.

Living Benefits net income was $33 million compared to $31 million for the six months ended June 30, 2005. The increase in net income reflects improved investment and morbidity experience partially offset by less favourable surrender experience and lower expense gains.

IRIS net income was $91 million compared to $87 million for the six months ended June 30, 2005, reflecting growth in segregated funds and Quadrus mutual funds asset levels. These positive results were mitigated somewhat by reduced income from a decline in guaranteed product assets.

Group Retirement Services net income was $49 million compared to $58 million for the six months ended June 30, 2005. The decrease in net income reflects higher strain from increased sales of payout annuities, less favourable actuarial reserve basis change in 2006 and lower income from a decline in guaranteed product assets partially offset by an increase in fees from investment fund asset growth.

Net income attributable to participating policyholder was $69 million, $26 million more than for the six months ended June 30, 2005, largely driven by higher investment gains in connection with an increased proportion of equities backing policy liabilities in the participating accounts.

## Premiums and deposits and sales

**Individual Insurance & Investment Products - divisional summary**

| Premiums and deposits<br>*Business/Product* | | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|---|
| | | 2006 | 2005 | % Change | 2006 | 2005 | % Change |
| Life Insurance | - Participating | $ 471 | $ 459 | 3% | $ 911 | $ 885 | 3% |
| | - Non-participating | 131 | 120 | 9% | 258 | 233 | 11% |
| Living Benefits | | 60 | 58 | 3% | 119 | 114 | 4% |
| Individual Retirement & Investment Services | | | | | | | |
| Risk-based products | | 71 | 115 | -38% | 165 | 206 | -20% |
| Segregated funds | | 684 | 600 | 14% | 1,625 | 1,397 | 16% |
| Group Retirement Services | | | | | | | |
| Risk-based products | | 227 | 176 | 29% | 423 | 340 | 24% |
| Segregated funds | | 669 | 676 | -1% | 1,600 | 1,376 | 16% |
| **Total premiums and deposits** | | $ 2,313 | $ 2,204 | 5% | $ 5,101 | $ 4,551 | 12% |

| Sales<br>*Business/Product* | | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|---|
| | | 2006 | 2005 | % Change | 2006 | 2005 | % Change |
| Life Insurance | - Participating | $ 20 | $ 20 | - | $ 38 | $ 40 | -5% |
| | - Non-participating | 33 | 22 | 50% | 59 | 40 | 48% |
| Living Benefits | | 10 | 11 | -9% | 19 | 23 | -17% |
| *Individual Retirement & Investment Services* | | | | | | | |
| Risk-based products | | 152 | 206 | -26% | 341 | 426 | -20% |
| Segregated funds | | 803 | 702 | 14% | 1,899 | 1,643 | 16% |
| Securities (1) | | 301 | 169 | 78% | 579 | 369 | 57% |
| Group Retirement Services | | | | | | | |
| Risk-based products | | 144 | 95 | 52% | 255 | 122 | 109% |
| Segregated funds | | 217 | 197 | 10% | 613 | 340 | 80% |
| Securities (1) | | 110 | 103 | 7% | 240 | 184 | 30% |
| **Total sales** | | $ 1,790 | $ 1,525 | 17% | $ 4,043 | $ 3,187 | 27% |

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

### INDIVIDUAL LIFE

**In quarter**

Individual life insurance sales were $53 million during the second quarter and $11 million or 26% higher than the second quarter of 2005. Universal life sales continue to exhibit exceptional growth across all channels producing a total 105% increase over the second quarter of 2005. Total participating product sales were up 4% in the quarter as strong growth in case count was offset by less large case sales in the exclusive channel. The independent MGA/National Accounts channel grew 50% in participating product sales due to increased promotional efforts. Sales of term products were similar to the second quarter of 2005.

Premiums and deposits on individual life products were $602 million in the second quarter, a $23 million increase over the second quarter of 2005, and were highlighted by non-participating life insurance revenue premium growth of 9%. This reflects both continued strong persistency and sales momentum, particularly in the universal life product line.

**Six months**
Individual life insurance sales of $97 million for the six months ended June 30, 2006 were $17 million or 21% higher than the comparative period in 2005, as universal life product sales doubled over the six months ended June 30, 2005. All distribution channels exhibited significant growth in universal life sales over 2005. Sales of term products were 4% higher than the six months ended June 30, 2005 due to increases in the Gold Key and exclusive channels. While participating product sales decreased 3%, this was entirely due to fewer large case sales in the exclusive channel. Participating policy count volumes were strong in all channels and the independent MGA/National Account channel exhibited exceptional 50% sales growth due increased promotional efforts.

Premiums and deposits on individual life products increased $51 million over the six months ended June 30, 2005, highlighted by 11% growth in non-participating life insurance revenue premium. These results reflect both continued strong persistency and sales momentum, particularly in the universal life product line.

### Living Benefits

**In quarter**
Total living benefits sales were $10 million, 9% lower than in the second quarter of 2005 due mainly to exceptional critical illness sales in 2005. Premium rates were increased in response to reinsurer rate increases in the Canadian critical illness insurance market in the fourth quarter of 2004 for both the Great-West Life and Canada Life brands. Significant volumes of the previous series of less expensive critical illness products continued to be placed in first half of 2005.

Total living benefits premiums were $60 million, 3% higher than the second quarter of 2005. The result reflects growth in both disability and critical illness premiums, evidencing good persistency and strong sales in the last half of 2005.

**Six months**
Total living benefits sales were $19 million, 17% lower, and premiums were $119 million, 4% higher, than for the six months ended June 30, 2005 for the same reasons as the three month period.

## Assets under administration

**Assets under administration**

| | June 30 | | December 31 | |
|---|---|---|---|---|
| | **2006** | 2005 | 2005 | 2004 |
| ***Business/Product*** | | | | |
| **Individual Retirement & Investment Services** | | | | |
| Risk-based products | **$ 5,940** | $ 6,052 | $ 6,041 | $ 6,129 |
| Segregated funds | **18,902** | 16,837 | 18,175 | 15,759 |
| **Group Retirement Services** | | | | |
| Risk-based products | **5,852** | 5,815 | 5,846 | 5,825 |
| Segregated funds | **21,441** | 19,443 | 20,679 | 18,699 |
| **Total assets under administration** | **$ 52,135** | $ 48,147 | $ 50,741 | $ 46,412 |
| **Other plan assets** [1] | | | | |
| ***Business/Product*** | | | | |
| Individual Retirement & Investment Services | **$ 4,074** | $ 2,541 | $ 3,310 | $ 2,174 |
| Group Retirement Services | **6,096** | 6,604 | 7,001 | 6,986 |
| **Total assets under administration and other plan assets** | | | | |
| Individual Retirement & Investment Services [1] | **$ 28,916** | $ 25,430 | $ 27,526 | $ 24,062 |
| Group Retirement Services [1] | **$ 33,389** | $ 31,862 | $ 33,526 | $ 31,510 |

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

### INDIVIDUAL RETIREMENT & INVESTMENT SERVICES (IRIS)

**In quarter**

IRIS experienced a strong quarter highlighted by a 14% increase in segregated funds sales over the same period in 2005 despite an in quarter equity market decline. Double digit growth was achieved by each of Great-West Life, London Life and Canada Life in quarter. Segregated funds assets decreased by 2% in quarter to $18.9 billion at June 30, 2006 due to a correction in the investment market evidenced by a 4% decrease in the S&P/TSX Composite Index. The impact of the equity market correction was partially offset by positive net cash flow of about 1% of opening assets.

Premiums from risk-based products decreased 38% from the second quarter of 2005 and sales were down 26% from 2005, both due to a decline in payout annuity sales. The decline in payout annuity sales is largely due to lower sales in the structured settlement market. The Company is reviewing this specialty product market segment to assess its longer term positioning and marketing strategy.

Sales of mutual funds through Quadrus Investment Services increased 78% over the same quarter in 2005. Mutual fund assets grew to nearly $4.1 billion at June 30, 2006, with $1.6 billion of the total in proprietary Quadrus Group of Funds. Quadrus acquired another book of mutual fund business comprising $270 million of assets and 12 representatives which contributed to the growth in third party mutual fund assets under administration. Additional acquisitions of mutual fund books and investment representatives are in progress for 2006 which will continue to build scale and opportunity for additional profitability for Quadrus and future insurance product business.

**Six months**
IRIS experienced a strong first half highlighted by a 16% increase in segregated funds sales over the six months ended June 30, 2005 with all three companies achieving double digit growth. This sales growth is partly due to the momentum created from a lengthy period of good investment fund markets and the continuing strong marketing and competitive product offerings. Segregated fund assets increased by 4% in year to $18.9 billion at June 30, 2006. This increase in assets was achieved from good net cash flow and an increase in Canadian equity securities market value, evidenced by 3% increase in the S&P/TSX Composite Index from year end.

Premiums from risk-based products decreased 20% from the six months ended June 30, 2005 and sales were down 20% for the same reasons as the three month period.

Sales of mutual funds through Quadrus Investment Services increased 57% over the six months ended June 30, 2005. Mutual fund assets grew by 23% from December 31, 2005 to nearly $4.1 billion at June 30, 2006. Since late 2005, Quadrus has acquired books of mutual funds business comprising $640 million of assets and over 82 representatives which has contributed to the growth in third party mutual fund assts under administration.

GROUP RETIREMENT SERVICES

**In quarter**
Segregated funds deposits decreased by 1% versus 2005 with deposits to administered plans increasing by 10% offset by a decline in large investment only deposits. Sales of new plans increased 10% over 2005, continuing the momentum from the first quarter. Segregated fund assets declined 2% in quarter due to declines in the investment market evidenced by a 4% decrease in the S&P/TSX Composite Index.

Premiums and sales of risk-based products increased significantly over 2005 reflecting the 52% increase in group payout annuity sales. This increase is attributable to the Company's increased focus on the product as integration efforts have wound down.

The $1 billion decline in other plan assets is largely due to the decline in the markets and the loss of a $770 million contract. The loss of this low margin, record keeping services only contract has allowed resources to be directed to increasing our more profitable businesses. The Company has a strategy in place to improve the profitability on the remaining block of other plan assets over the next few years.

**Six months**
Segregated fund deposits increased 16% in the period with deposits to administered plans increasing by 19% while large investment only deposits increased by 4%. Sales of new plans increased 80% over 2005 highlighted by outstanding large case results in the first quarter. Segregated fund assets increased 4% from December 31, 2005 due to strong net cash flow and modest increases in the investment market evidenced by a 3% increase in the S&P/TSX Composite Index.

Premiums and sales of risk-based products increased significantly over 2005 reflecting the 119% increase in group payout annuity sales. The Company has been successful in the large group payout annuity market in the last 12 months.

CORPORATE

## Net Income

### In quarter
Net income in the quarter was $12 million, compared to a loss of $2 million in 2005, resulting in a year over year increase of $14 million. The 2006 results include the benefit of $20 million from the reduction of Canadian Federal and Provincial income tax rates, including a $17 million non-recurring portion relating to the impact on future income taxes. The 2005 results include favorable tax experience of $18 million not repeated in 2006. The 2006 results also reflect an increase in investment income on assets backing surplus.

### Six months
Net income for six months was a loss of $2 million compared to a loss of $7 million in 2005, resulting in a year over year increase of $5 million. In addition to the items described above, the 2005 result included the release of a redundant real estate investment provision of $10 million after-tax.

## UNITED STATES

The United States operating results for Lifeco include the results of GWL&A and the results of the insurance businesses in the United States branches of Great-West Life and Canada Life, together with an allocation of a portion of Lifeco's corporate results.

### 2006 DEVELOPMENTS

- Net income in US dollars increased 3% over the second quarter of 2005.
- Healthcare net income in US dollars decreased $15 million or 33% related to poor aggregate stop-loss experience.
- Membership continued its upward trend, due to growth in specialty markets.
- Financial Services net income in US dollars has increased 22% in the second quarter of 2006 primarily as a result of higher fee income and net investment margins.
- GWL&A has reached an agreement to acquire certain 401(k) plan business from Metropolitan Life Insurance Company and its affiliates.

### AGREEMENT TO ACQUIRE 401(k) PLAN BUSINESS

On June 26, 2006, GWL&A entered into an agreement to acquire several parts of the full service-bundled, small and midsize 401(k), as well as some defined benefit plan business, of Metropolitan Life Insurance Company and its affiliates. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The transaction is expected to close in the fourth quarter of 2006, subject to regulatory approval in the United States, and is expected to increase assets and policyholder liabilities by approximately $1.6 billion (U.S. $1.4 billion) on the consolidated balance sheet. In addition, the Company will receive fee income by providing administrative services and recordkeeping functions on approximately $6.8 billion (U.S. $6.1 billion) of participant account values.

**Selected consolidated financial information - United States**

| | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|
| | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| Total premiums and deposits | **$ 2,616** | $ 2,707 | -3% | **$ 5,379** | $ 5,910 | -9% |
| Fee and other income | **290** | 296 | -2% | **587** | 590 | -1% |
| Paid or credited to policyholders | **843** | 732 | 15% | **1,681** | 2,088 | -19% |
| Net income - common shareholders | **127** | 150 | -15% | **261** | 294 | -11% |
| Total assets | | | | **$ 26,665** | $ 29,045 | -8% |
| Segregated funds assets (1) | | | | **16,433** | 17,329 | -5% |
| Total assets under administration | | | | **$ 43,098** | $ 46,374 | -7% |

1) The Company's segregated funds offer mutual funds or other investment options that purchase guaranteed annuity contracts issued by the Company. As of June 30, 2006, such investments had been made in the guaranteed interest annuity contracts in the amount of $40 million compared to $414 million for the same period in 2005. As the general account investments are also included in the segregated funds account balances, the Company has reduced the segregated fund account balances by $377 million as of June 30, 2006 compared to $383 million for the same period in 2005 to avoid overstatement of customer account values under management.

## FINANCIAL INFORMATION – UNITED STATES

**Consolidated operations**

| | For the three months ended June 30 | | For the six months ended June 30 | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| **Income:** | | | | |
| Premium income | **$ 677** | $ 572 | **$ 1,369** | $ 1,776 |
| Net investment income | **337** | 385 | **672** | 756 |
| Fee and other income | **290** | 296 | **587** | 590 |
| **Total income** | **1,304** | 1,253 | **2,628** | 3,122 |
| **Benefits and expenses:** | | | | |
| Paid or credited to policyholders | **843** | 732 | **1,681** | 2,088 |
| Other | **286** | 308 | **575** | 612 |
| **Net operating income before income taxes** | **175** | 213 | **372** | 422 |
| Income taxes | **44** | 61 | **105** | 125 |
| **Net income before non-controlling interests** | **131** | 152 | **267** | 297 |
| Non-controlling interests | **4** | 2 | **6** | 3 |
| **Net income - common shareholders** | **127** | 150 | **261** | 294 |

## NET INCOME

**Net income - common shareholders**

| | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|
| | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| Healthcare | **$ 31** | $ 56 | -45% | **$ 81** | $ 115 | -30% |
| Financial Services | **89** | 89 | - | **172** | 172 | - |
| Corporate | **7** | 5 | 40% | **8** | 7 | 14% |
| | **$ 127** | $ 150 | -15% | **$ 261** | $ 294 | -11% |
| In millions US $ | **$ 112** | $ 109 | 3% | **$ 229** | $ 219 | 5% |

## PREMIUMS AND DEPOSITS AND SALES

| Premiums and deposits | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|
| ***Business/Product*** | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| Healthcare | **$ 1,602** | $ 1,629 | -2% | **$ 3,278** | $ 3,275 | - |
| Financial Services | **1,014** | 1,078 | -6% | **2,101** | 2,635 | -20% |
| **Total premiums and deposits** | **$ 2,616** | $ 2,707 | -3% | **$ 5,379** | $ 5,910 | -9% |
| ***Summary by Type*** | | | | | | |
| Risk-based products | **677** | 572 | 18% | **$ 1,369** | $ 1,776 | -23% |
| Self-funded premium equivalents (ASO contracts) | **1,343** | 1,443 | -7% | **2,716** | 2,859 | -5% |
| Segregated funds deposits | | | | | | |
| Individual products | **97** | 47 | 106% | **173** | 102 | 70% |
| Group products | **499** | 645 | -23% | **1,121** | 1,173 | -4% |
| **Total premiums and deposits** | **$ 2,616** | $ 2,707 | -3% | **$ 5,379** | $ 5,910 | -9% |
| **Total premiums and deposits US $** | **$ 2,314** | $ 2,162 | 7% | **$ 4,717** | $ 4,766 | -1% |

| Sales | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|
| ***Business/Product*** | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| Healthcare | **$ 146** | $ 136 | 7% | **$ 497** | $ 471 | 6% |
| Financial Services | **470** | 377 | 25% | **988** | 836 | 18% |
| **Total sales** | **$ 616** | $ 513 | 20% | **$ 1,485** | $ 1,307 | 14% |
| **Total sales US $** | **$ 547** | $ 408 | 34% | **$ 1,302** | $ 1,053 | 24% |

## BUSINESS UNITS – UNITED STATES

## HEALTHCARE

### Net income

**In quarter**

In quarter earnings in the Healthcare business unit in US dollars totalled $28 million, which is a 33% decrease compared to second quarter of 2005. Aggregate stop-loss experience deteriorated primarily in the Select Market and Mid-Markets. The poor aggregate stop loss experience was due to pricing levels resulting from competitive market conditions, higher medical trend in 2006 compared to the same period last year and a combination of faster claims processing and faster submission of claims by providers. This was partially offset by increased administrative fees on higher membership, particularly in Select and Specialty Markets. Unfavourable currency translation impacted net income by $7 million in the quarter.

**Six months**

For the six months ended June 30, 2006, earnings in the Healthcare business unit in US dollars totalled $71 million, which is an 17% decrease compared to same period in 2005. A deterioration in the aggregate stop-loss claims experience in all US Market segments and individual stop-loss claims experience primarily in Mid and National Markets, as discussed above, was partially offset by increased administrative fees on higher membership and increased Pharmacy Benefit Management revenue. Unfavourable currency translation impacted net income by $15 million for the six months ended June 30, 2006.

## Premiums and deposits and sales

**Healthcare - divisional summary**

| Premiums and deposits | | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|---|
| ***Business/Product*** | | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| Group life and health | - guaranteed | **$ 259** | $ 186 | 39% | **$ 562** | $ 416 | 35% |
| | - ASO | **1,343** | 1,443 | -7% | **2,716** | 2,859 | -5% |
| **Total premiums and deposits** | | **$ 1,602** | $ 1,629 | -2% | **$ 3,278** | $ 3,275 | - |
| **Total premiums and deposits US $** | | **$ 1,417** | $ 1,303 | 9% | **$ 2,875** | $ 2,641 | 9% |

| Sales | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|
| ***Business/Product*** | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| Group life and health | **$ 146** | $ 136 | 7% | **$ 497** | $ 471 | 6% |
| **Total sales US $** | **$ 131** | $ 107 | 22% | **$ 436** | $ 379 | 15% |

**Healthcare - members** (in thousands)

| | Change for the three months ended *June 30* | | *Total at June 30* | | |
|---|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 | % Change |
| Select and mid-market | **(15)** | (17) | **1,234** | 1,266 | -3% |
| National and Specialty Market | **41** | (5) | **843** | 626 | 35% |
| Total | **26** | (22) | **2,077** | 1,892 | 10% |

**In quarter**

The reported net premiums and deposits decreased by 2% compared to the second quarter of 2005. Healthcare premiums and deposits for the quarter, in US dollars, increased 9% to $1,417 million due, in part, to renewal price increases and increased membership in Select and Specialty Markets. In addition, the termination of a stop loss reinsurance agreement effective January 1, 2006 resulted in a decrease in ceded premium in US dollars of $64 million compared to the second quarter of 2005.

Excluding the impact of reinsurance activity in 2005, premium income in US dollars totalled $1,366 million.

Healthcare sales in US dollars increased 22% to $131 million for the second quarter of 2006 over the same period last year. This increase is attributable to increased average premium per member sold combined with an increase in Select Market.

**Six months**

The reported net premiums and deposits were flat compared to the six months ended June 30, 2005. Healthcare premiums and deposits for the period, in US dollars, increased 9% to $2,875 million due, in part, to renewal price increases and increased membership in the Select and Specialty Markets. However, the termination of a stop loss reinsurance agreement effective January 1, 2006 resulted in a decrease in ceded premium of $126 million compared to the six months ended June 30, 2005.

Excluding the impact of reinsurance activity in 2005, premium income in US dollars totalled $2,766 million.

Membership at June 30, 2006 of 2.077 million members increased 3% from 2.025 million members at December 31, 2005, mainly due to Specialty Market sales.

Healthcare sales increased 15% to $436 million for six months ended June 30, 2006 over the same period last year in US dollars. This increase is attributable to increased average premium per member sold combined with an increase in Select and Specialty Markets.

## FINANCIAL SERVICES

### Net income

**In quarter**
In quarter earnings were $89 million, which is flat compared to the same period in 2005. In US dollars, earnings increased 22% compared to the same period in 2005. The increase in-quarter was due primarily to higher investment margins and fee income due to growth from new institutional client relationships and the improvement in the U.S. equity markets. Unfavourable currency translation impacted net income by $14 million in the quarter.

**Six months**
For the six months ended June 30, 2006, earnings were $172 million, which is flat compared to the same period in 2005. In US dollars, earnings increased 17% compared to the same period in 2005. The increase was due primarily to higher investment margins and fee income mentioned above. Unfavourable currency translation impacted net income by $26 million for the six months ended June 30, 2006.

### Premiums and deposits and sales

**Financial Services - divisional summary**

| Premiums and deposits | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|
| ***Business/Product*** | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| Individual Markets | **$ 275** | $ 214 | 29% | **$ 520** | $ 429 | 21% |
| Retirement Services | **739** | 864 | -14% | **1,581** | 2,206 | -28% |
| **Total premiums and deposits** | **$ 1,014** | $ 1,078 | -6% | **$ 2,101** | $ 2,635 | -20% |
| **Total premiums and deposits US $** | **$ 897** | $ 859 | 4% | **$ 1,842** | $ 2,125 | -13% |

| Sales | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|
| ***Business/Product*** | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| Individual Markets | **$ 152** | $ 56 | - | **$ 258** | $ 103 | - |
| Retirement Services | **318** | 321 | -1% | **730** | 733 | - |
| **Total sales** | **$ 470** | $ 377 | 25% | **$ 988** | $ 836 | 18% |
| **Total sales US $** | **$ 416** | $ 301 | 38% | **$ 866** | $ 674 | 28% |

**Financial Services - participant accounts** (in thousands)

| | Change for the three months ended June 30 | | Total at June 30 | | |
|---|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 | % Change |
| Individual Markets | **(2)** | (2) | **451** | 460 | -2% |
| Public/Non-Profit | **3** | 21 | **1,599** | 1,474 | 8% |
| FASCore | **6** | 27 | **894** | 707 | 26% |
| 401(k) | **(2)** | (20) | **475** | 491 | -3% |
| Retirement Services | **7** | 28 | **2,968** | 2,672 | 11% |
| Total | **5** | 26 | **3,419** | 3,132 | 9% |

**In quarter**

Premiums and deposits for the quarter were $1,014 million, a decrease of $64 million or 6% compared to the same period in 2005. The decrease is attributable to the strengthening of the Canadian dollar. In US dollars, the premiums and deposits increased slightly due to an increase from BOLI general account premium.

Sales for the quarter increased $93 million or 25% compared to the same period in 2005. The increase is primarily in Individual Markets, due to higher general account sales of the BOLI product in 2006.

**Six months**

Premiums and deposits for the six months ended June 30, 2006 were $2,101 million, a decrease of $534 million or 20% compared to the same period in 2005. The Company's segregated funds offer mutual funds or other investment options that purchase guaranteed interest annuity contracts. In the first half of 2005 there was a large purchase of such guaranteed interest annuity contracts of $414 million compared to only $40 million for the six months ended June 30, 2006. The remaining decrease year over year is primarily due to the strengthening of the Canadian dollar.

Sales for the six months ended June 30, 2006 increased $152 million or 18% compared to the same period in 2005. The increase is primarily in Individual Markets which exhibited growth in the general account sales of the BOLI product, as well as increased sales of the Schwab variable annuity product.

Increase in participant accounts is primarily in the FASCore line of business. FASCore increased due to the addition of new institutions since the first quarter of 2005 including Franklin Templeton Investments with 77,000 participants, Federated Investors with 80,000 participants and JP Morgan with 15,000 participants.

**Financial Services - Retirement Services customer account values**

| | Change for the three months ended June 30 | | Total at June 30 | | |
|---|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 | % Change |
| **General account - fixed options** | | | | | |
| Public/Non-profit | **$ (217)** | $ 97 | **$ 4,072** | $ 4,668 | -13% |
| 401(k) | **(14)** | 42 | **1,250** | 1,326 | -6% |
| | **$ (231)** | $ 139 | **$ 5,322** | $ 5,994 | -11% |
| **Segregated funds - variable options** | | | | | |
| Public/Non-profit | **$ (538)** | $ 214 | **$ 6,179** | $ 6,738 | -8% |
| 401(k) | **(566)** | 259 | **7,298** | 7,636 | -4% |
| | **$ (1,104)** | $ 473 | **$ 13,477** | $ 14,374 | -6% |
| **Unaffiliated retail investment options & administrative services only** | | | | | |
| Public/Non-profit | **$ (2,196)** | $ 2,144 | **$ 43,152** | $ 38,529 | 12% |
| 401(k) | **(245)** | 286 | **6,424** | 6,343 | 1% |
| Institutional (FASCore) | **(2,285)** | 2,686 | **26,905** | 21,792 | 23% |
| | **$ (4,726)** | $ 5,116 | **$ 76,481** | $ 66,664 | 15% |

All of the customer account values were negatively impacted by the strengthening of the Canadian dollar against the US dollar.

Account values invested in the general account fixed investment options have decreased in US dollars by 2% compared to the same period last year, due to the termination of a single large case that totalled $60 million US dollars.

Account values invested in the segregated variable investment options have remained relatively flat in US dollars when comparing June of 2006 to June of 2005.

Participant accounts' values invested in unaffiliated retail investment options and participant account values where only administrative services and recordkeeping functions are provided have increased 26% in US dollars in 2006. The increase is primarily attributable to an increase in participants from institutional cases and improvement in U.S. equity markets.

## EUROPE

The European segment is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The segment is comprised of two distinct primary business units: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland.

The Insurance & Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, LRG, and their subsidiaries.

### TRANSLATION OF FOREIGN CURRENCY

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period.

In 2005, the Company mitigated the volatility associated with the fluctuation of foreign currencies by using forward foreign currency contracts. The effect of these contracts was reflected in the net effective rates. In 2006, the Company has no forward foreign currency contracts in place. The rates used to translate foreign currency denominated items are:

| Period ended | Balance sheet | Operations | |
|---|---|---|---|
| | Assets & liabilities | Income & expenses | Net effective rate |
| **United States dollar** | | | |
| **June 30 2006** | **$1.12** | **$1.14** | **$1.1400** |
| March 31, 2006 | $1.17 | $1.15 | $1.1500 |
| December 31, 2005 | $1.17 | $1.21 | $1.2553 |
| June 30, 2005 | $1.23 | $1.24 | $1.2440 |
| March 31, 2005 | $1.21 | $1.23 | $1.2300 |
| **British pound** | | | |
| **June 30, 2006** | **$2.06** | **$2.04** | **$2.0400** |
| March 31, 2006 | $2.03 | $2.02 | $2.0200 |
| December 31, 2005 | $2.00 | $2.21 | $2.3272 |
| June 30, 2005 | $2.20 | $2.31 | $2.3072 |
| March 31, 2005 | $2.28 | $2.32 | $2.3013 |
| **Euro** | | | |
| **June 30, 2006** | **$1.42** | **$1.40** | **$1.4000** |
| March 31, 2006 | $1.42 | $1.39 | $1.3900 |
| December 31, 2005 | $1.38 | $1.51 | $1.6159 |
| June 30, 2005 | $1.48 | $1.59 | $1.6104 |
| March 31, 2005 | $1.57 | $1.61 | $1.6053 |

The currency translation impact discussed in the Europe section of this report is based on the application to the 2006 results of the 2005 translation rates including, where appropriate, the impact of forward foreign exchange contracts in place in 2005.

Currency translation impact is a non-GAAP financial measure which attempts to remove the impact of changed currency translation rates on GAAP results. Refer to "Non-GAAP Financial Measures" section of this report.

## 2006 DEVELOPMENTS

- Shareholder net income was $96 million, down 5% from the second quarter of 2005. Excluding the unfavourable currency translation impact, shareholder net income was up 8%.
- Insurance & Annuities premiums and deposits increased by $620 million, up 42% over the second quarter of 2005. Excluding the unfavourable currency translation impact, Insurance & Annuities premiums and deposits increased 60%.
- Insurance & Annuities sales increased by $567 million, up 57% over the second quarter of 2005. Excluding the unfavourable currency translation impact, Insurance & Annuities sales grew by 76%.
- The Company purchased a payout annuity block of business from The Equitable Life Assurance Society in the U.K.

## PURCHASE OF PAYOUT ANNUITY BLOCK IN THE UNITED KINGDOM

During the quarter, the Company's United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. The block of business adds approximately 130,000 annuity policies. This represents a significant increase to Canada Life Limited's existing annuity business and brings the Company's annuity policies to a total of approximately 280,000 policies. This acquisition, along with Phoenix and London Assurance Limited payout annuity acquisition in 2005, furthers the Company's strategy to capitalize on its position in core European markets and will add to Canada Life's strong position in the payout annuity market.

Under the terms of the transaction, the Company will assume a block of payout annuity liabilities, and receive a corresponding amount of assets. At year-end 2005, the value of the assets and liabilities was £4.6 billion ($9.3 billion). Effective January 1, 2006, the Company acquired these liabilities by way of indemnity reinsurance. Arrangements are being made to transfer the policies and supporting assets to the Company. This transfer is expected to be completed in the first quarter of 2007, subject to regulatory and court approval.

At June 30, 2006, the transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $9.4 billion on the consolidated balance sheet.

## FINANCIAL INFORMATION – EUROPE

**Selected consolidated financial information - Europe**

| | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|
| | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| Total premiums and deposits | **$ 3,498** | $ 2,384 | 47% | **$ 5,930** | $ 4,951 | 20% |
| Fee and other income | **154** | 135 | 14% | **298** | 234 | 27% |
| Paid or credited to policyholders | **2,499** | 1,683 | 48% | **4,134** | 3,624 | 14% |
| Net income - common shareholders | **96** | 101 | -5% | **207** | 202 | 2% |
| Total assets | | | | **$ 36,854** | $ 21,126 | 74% |
| Segregated funds assets | | | | **21,573** | 18,269 | 18% |
| Total assets under administration | | | | **$ 58,427** | $ 39,395 | 48% |

**Consolidated operations**

| | For the three months ended June 30 | | For the six months ended June 30 | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| **Income:** | | | | |
| Premium income | **$ 2,131** | $ 1,619 | **$ 3,559** | $ 3,466 |
| Net investment income | **493** | 252 | **797** | 492 |
| Fee and other income | **154** | 135 | **298** | 234 |
| **Total income** | **2,778** | 2,006 | **4,654** | 4,192 |
| **Benefits and expenses:** | | | | |
| Paid or credited to policyholders | **2,499** | 1,683 | **4,134** | 3,624 |
| Other | **176** | 191 | **277** | 309 |
| Amortization of finite life intangible assets | **1** | 1 | **2** | 2 |
| **Net operating income before income taxes** | **102** | 131 | **241** | 257 |
| Income taxes | **(5)** | 25 | **19** | 48 |
| **Net income before non-controlling interests** | **107** | 106 | **222** | 209 |
| Non-controlling interests | **8** | 5 | **12** | 7 |
| **Net income - shareholders** | **99** | 101 | **210** | 202 |
| Perpetual preferred share dividends | **3** | - | **3** | - |
| **Net income - common shareholders** | **96** | 101 | **207** | 202 |

## NET INCOME

**Net income - common shareholders**

| | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|
| | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| Insurance & Annuities | **$ 89** | $ 79 | 13% | **$ 177** | $ 157 | 13% |
| Reinsurance | **21** | 21 | - | **43** | 44 | -2% |
| Corporate | **(14)** | 1 | - | **(13)** | 1 | - |
| | **$ 96** | $ 101 | -5% | **$ 207** | $ 202 | 2% |

### PREMIUMS AND DEPOSITS AND SALES

| Premiums and deposits | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|
| *Business/Product* | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| UK / Isle of Man | **1,741** | 1,138 | 53% | **$ 2,918** | $ 2,147 | 36% |
| Ireland / Germany | **335** | 315 | 6% | **654** | 665 | -2% |
| International | **5** | 8 | -38% | **10** | 17 | -41% |
| Insurance & Annuities | **$ 2,081** | $ 1,461 | 42% | **$ 3,582** | $ 2,829 | 27% |
| Reinsurance | **1,417** | 923 | 54% | **2,348** | 2,122 | 11% |
| **Total premiums and deposits** | **$ 3,498** | $ 2,384 | 47% | **$ 5,930** | $ 4,951 | 20% |
| *Summary by Type* | | | | | | |
| Risk-based products | **$ 2,131** | 1,619 | 32% | **$ 3,559** | $ 3,466 | 3% |
| Segregated funds deposits | | | | | | |
| Individual products | **1,367** | 765 | 79% | **2,371** | 1,485 | 60% |
| **Total premiums and deposits** | **$ 3,498** | $ 2,384 | 47% | **$ 5,930** | $ 4,951 | 20% |

| Sales | For the three months ended June 30 | | | For the six months ended June 30 | | |
|---|---|---|---|---|---|---|
| *Business/Product* | **2006** | 2005 | % Change | **2006** | 2005 | % Change |
| UK / Isle of Man | **$ 1,392** | $ 830 | 68% | **$ 2,311** | $ 1,569 | 47% |
| Ireland / Germany | **176** | 171 | 3% | **349** | 394 | -11% |
| International | **-** | - | - | **-** | - | - |
| Insurance & Annuities | **$ 1,568** | $ 1,001 | 57% | **$ 2,660** | $ 1,963 | 36% |
| Reinsurance | **1,333** | 852 | 56% | **2,187** | 1,988 | 10% |
| **Total sales** | **$ 2,901** | $ 1,853 | 57% | **$ 4,847** | $ 3,951 | 23% |

## BUSINESS UNITS – EUROPE

### INSURANCE & ANNUITIES

### Net income

#### In quarter

Net income attributable to common shareholders increased $10 million or 13%, to $89 million compared to the second quarter of 2005. Excluding the unfavourable currency translation impact of $11 million, net income was up 27%.

The increase in earnings was driven by growth in the UK payout annuity business due particularly to improved new business margins and the contribution from the payout annuity block acquired in 2005 from Phoenix and London. The Phoenix and London contribution represents mortality, investment and expense experience, which is emerging more favourably than the pricing assumptions. In addition, earnings benefited from improved mortality experience in the Group insurance business.

**Six months**
Net income attributable to common shareholders increased $20 million or 13%, to $177 million compared to the six months ended June 30, 2005. Excluding the unfavourable currency translation impact of $23 million, net income was up 27%.

The increase in earnings was driven by growth in the UK payout annuity business due particularly to improved new business margins and the contribution from the payout annuity block acquired in 2005 from Phoenix and London. In addition, earnings benefited from improved morbidity experience, favourable investment experience and asset/liability matching in the Group insurance business. The 2005 results also included a one-time investment gain in Ireland of 6 million euros resulting from lower reserve requirements in connection with investment fund guarantees. Improved operational efficiencies and equity market performance also contributed to the overall strong performance.

## Premiums and deposits and sales

**In quarter**
Premiums and deposits increased $620 million or 42%. Excluding the unfavourable currency translation impact of $252 million, premiums and deposits increased $872 million or 60% compared to the second quarter of 2005. The increase was due to higher segregated fund premiums on savings products in the United Kingdom/Isle of Man and Ireland as well as pension products in Germany. In addition, payout annuity sales increased as compared to the same period in 2005 reflecting a surge of business following the implementation of new retirement legislation in April of 2006.

Sales increased by $567 million or 57%. Excluding the unfavourable currency translation impact of $190 million, sales increased $757 million or 76% compared to the second quarter of 2005. Strong sales growth was driven by UK payout annuities, savings products in the United Kingdom/Isle of Man and Ireland as well as pension products in Germany. While the results were strong, sales of savings products in the Isle of Man tend to be larger and less uniform, resulting in volatility in sales trends.

**Six months**
Premiums and deposits increased $753 million or 27% for the six months ended June 30, 2006. Excluding the unfavourable currency translation impact of $476 million, premiums and deposits increased $1,229 million or 43% compared to the same period in 2005. The increase reflects higher segregated fund premiums on savings products in the United Kingdom/Isle of Man and Ireland, pension products in Ireland partly offset by lower premiums in UK payout annuities. The decrease in UK payout annuities reflects a more competitive environment in the first quarter of the year combined with customers delaying purchasing decisions until the second quarter, after the introduction of new retirement legislation in April of 2006. However, the second quarter payout annuities sales showed a recovery from this position.

Sales increased by $697 million or 36% for the six months ended June 30, 2006. Excluding the unfavourable currency translation impact of $353 million, sales increased $1,050 million or 53% compared to the same period in 2005. Strong sales growth in savings products in the United Kingdom/Isle of Man and Ireland were partly offset by weaker sales in UK payout annuities and Germany. The decrease in Germany reflects the carry over into the first quarter of 2005 of the surge in sales caused by changes to the taxation of pension products. The decrease in UK payout annuities reflects a more competitive environment in the first quarter of the year combined with customers delaying purchasing decisions prior to the introduction of new retirement legislation in April of 2006.

Excluding the carry over of the sales surge into the first quarter of 2005, sales in Germany increased 115% compared to the same period last year.

## REINSURANCE

### Net income

**In quarter**
Net income for the Reinsurance business unit was $21 million, in line with the same period in 2005. Excluding the unfavourable currency translation impact of $2 million, net income was up 6%. The 2006 results reflect higher renewal profits, lower new business strain and improved mortality experience offset by an increase in provisions recorded in the quarter on certain property and casualty contracts.

The 2005 results included an increase in provisions for adverse developments of $41 million, and a decrease in actuarial liabilities of $41 million arising from a reinsurance agreement between London Life and General Reinsurance Company Limited, a subsidiary of LRG, and Canada Life Assurance (Ireland) Ltd., a subsidiary of Canada Life, to provide guarantee risk protection.

**Six months**
Net income for the Reinsurance business unit was $43 million, a decrease of $1 million from the six months ended June 30, 2005. Excluding the unfavourable currency translation impact of $4 million, net income was up 7%. The 2006 results reflect higher renewal profits, lower new business strain and favourable mortality experience offset by an increase in provisions recorded in the second quarter on certain property and casualty contracts.

The 2005 results also included favourable investment experience and asset/liability matching, an increase in provision for adverse development of $41 million as well as a decrease in actuarial liabilities of $41 million arising from a reinsurance agreement between London Life and General Reinsurance Company Limited, a subsidiary of LRG and Canada Life Assurance (Ireland) Ltd., to provide guarantee risk protection.

### Premiums and deposits and sales

**In quarter**
Premiums and deposits for the Reinsurance business unit were $1,417 million, an increase of $494 million or 54% over the second quarter of 2005. Sales were $1,333 million, an increase of $481 million or 56% over the same period in 2005. This primarily reflects a large payout annuity reinsurance contract written in 2006.

**Six months**
Premiums and deposits for the Reinsurance business unit were $2,348 million, an increase of $226 million or 11% over the six months ended June 30, 2005. Sales were $2,187 million, an increase of $199 million or 10% over the same period in 2005. This primarily reflects a large payout annuity reinsurance contract written in 2006 as well as the renegotiation and commutation of certain reinsurance contracts in 2005 and 2006.

## CORPORATE

In the quarter, the Company established a Corporate line of business within the Europe reporting segment. The Corporate account includes financing charges, and the impact of non-current period operating related items and business units which have been discontinued or sold.

### Net income

**In quarter**
The 2006 results include a charge of $32 million incurred by Canada Life in connection with the unfavorable development related to an arbitration with one of its retrocessionaires in respect of discontinued product arising out of the event of September 11, 2001. Partly mitigating this charge were two other non-recurring items which in aggregate increased net income by $17 million.

## LIFECO CORPORATE OPERATING RESULTS

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the Company.

| Consolidated operations | For the three months ended June 30 | | For the six months ended June 30 | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| **Income:** | | | | |
| Premium income | $ - | $ - | $ - | $ - |
| Net investment income | - | (3) | - | (6) |
| Fee and other income | - | - | - | - |
| **Total income** | - | (3) | - | (6) |
| **Benefits and expenses:** | | | | |
| Paid or credited to policyholders | - | - | - | - |
| Other | 1 | 1 | 2 | 2 |
| Restructuring costs | - | 11 | - | 18 |
| Amortization of finite life intangible assets | - | - | - | - |
| **Net operating income before income taxes** | (1) | (15) | (2) | (26) |
| Income taxes | 6 | 2 | 8 | 3 |
| **Net income before non-controlling interests** | (7) | (17) | (10) | (29) |
| Non-controlling interests | - | - | - | - |
| **Net income - common shareholders** | (7) | (17) | (10) | (29) |

### In quarter

Corporate net income was a charge of $7 million compared to a charge of $17 million in the second quarter of 2005, comprised of the following after-tax charges: restructuring costs incurred in 2006 related to the CLFC acquisition of $0 million ($9 million in 2005), $3 million of U.S. withholding tax ($4 million in 2005) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, $3 million non-recurring capital tax charge on a Lifeco subsidiary, and $1 million of operating expense ($4 million of operating expense in 2005) incurred at the Lifeco level.

### Six months

Corporate net income was a charge of $10 million compared to a charge of $29 million for the six months ended June 30, 2005, comprised of the following after-tax charges: restructuring costs incurred in 2006 related to the CLFC acquisition of $0 million ($13 million in 2005), $6 million of U.S. withholding tax ($10 million in 2005) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, $3 million non-recurring capital tax charge on a Lifeco subsidiary, and $1 million of operating expense ($6 million of operating expense in 2005) incurred at the Lifeco level.

## OTHER INFORMATION

Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at www.sedar.com.

GREAT-WEST
LIFECO INC.

## SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

*(in $ millions except per share amounts)*

| | For the three months ended June 30 | | For the six months ended June 30 | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| **Income** | | | | |
| Premium income | **$ 4,444** | $ 3,784 | **$ 8,139** | $ 8,344 |
| Net investment income (note 2) | **1,516** | 1,327 | **2,839** | 2,619 |
| Fee and other income | **667** | 620 | **1,324** | 1,202 |
| | **6,627** | 5,731 | **12,302** | 12,165 |
| **Benefits and expenses** | | | | |
| Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds | **4,959** | 4,081 | **8,960** | 8,897 |
| Commissions | **332** | 331 | **674** | 660 |
| Operating expenses | **541** | 553 | **1,103** | 1,117 |
| Premium taxes | **66** | 64 | **126** | 125 |
| Financing charges (note 3) | **51** | 49 | **98** | 97 |
| Amortization of finite life intangible assets | **5** | 4 | **9** | 9 |
| Restructuring costs | **-** | 11 | **-** | 18 |
| **Net income before income taxes** | **673** | 638 | **1,332** | 1,242 |
| Income taxes - current | **110** | 170 | **227** | 199 |
| Income taxes - future | **26** | (18) | **78** | 102 |
| **Net income before non-controlling interests** | **537** | 486 | **1,027** | 941 |
| Non-controlling interests (note 8) | **62** | 33 | **96** | 62 |
| **Net income - shareholders** | **475** | 453 | **931** | 879 |
| Perpetual preferred share dividends | **14** | 7 | **24** | 14 |
| **Net income - common shareholders** | **$ 461** | $ 446 | **$ 907** | $ 865 |
| **Earnings per common share (note 12)** | | | | |
| **Basic** | **$ 0.516** | $ 0.500 | **$ 1.017** | $ 0.971 |
| **Diluted** | **$ 0.513** | $ 0.496 | **$ 1.010** | $ 0.962 |

GREAT-WEST
LIFECO INC.

# CONSOLIDATED BALANCE SHEET *(unaudited)*

*(in $ millions)*

| | June 30, 2006 | December 31, 2005 | June 30, 2005 |
|---|---|---|---|
| **Assets** | | | |
| Bonds | **$ 60,479** | $ 59,298 | $ 56,446 |
| Mortgage loans | **14,855** | 14,605 | 14,659 |
| Stocks | **4,236** | 4,028 | 3,635 |
| Real estate | **1,868** | 1,842 | 1,785 |
| Loans to policyholders | **6,670** | 6,646 | 6,778 |
| Cash and certificates of deposit | **3,186** | 2,961 | 2,826 |
| Funds held by ceding insurers | **11,526** | 2,556 | 2,106 |
| Goodwill | **5,324** | 5,327 | 5,329 |
| Intangible assets | **1,452** | 1,453 | 1,483 |
| Other assets (note 4) | **3,349** | 3,445 | 3,207 |
| **Total assets** | **$ 112,945** | $ 102,161 | $ 98,254 |
| **Liabilities** | | | |
| Policy liabilities | | | |
| Actuarial liabilities | **$ 81,105** | $ 71,263 | $ 67,183 |
| Provision for claims | **1,110** | 999 | 1,209 |
| Provision for policyholder dividends | **537** | 535 | 591 |
| Provision for experience rating refunds | **378** | 401 | 468 |
| Policyholder funds | **2,134** | 2,088 | 2,048 |
| | **85,264** | 75,286 | 71,499 |
| Debentures and other debt instruments (note 5) | **2,204** | 1,903 | 2,073 |
| Funds held under reinsurance contracts | **3,954** | 4,089 | 4,331 |
| Other liabilities (note 6) | **4,019** | 4,231 | 4,072 |
| Repurchase agreements | **1,049** | 1,023 | 1,213 |
| Deferred net realized gains | **2,693** | 2,598 | 2,453 |
| | **99,183** | 89,130 | 85,641 |
| Preferred shares (note 9) | **775** | 787 | 797 |
| Capital trust securities and debentures (note 7) | **647** | 648 | 650 |
| Non-controlling interests (note 8) | | | |
| Participating surplus in subsidiaries | **1,814** | 1,741 | 1,714 |
| Preferred shares issued by subsidiaries | **209** | 209 | 209 |
| Perpetual preferred shares issued by subsidiaries | **155** | 157 | 158 |
| **Share capital and surplus** | | | |
| Share capital (note 9) | | | |
| Perpetual preferred shares | **1,099** | 799 | 499 |
| Common shares | **4,671** | 4,660 | 4,658 |
| Accumulated surplus | **5,338** | 4,860 | 4,385 |
| Contributed surplus | **23** | 19 | 17 |
| Currency translation account | **(969)** | (849) | (474) |
| | **10,162** | 9,489 | 9,085 |
| **Liabilities, share capital and surplus** | **$ 112,945** | $ 102,161 | $ 98,254 |

GREAT-WEST
LIFECO INC.

# CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

*(in $ millions)*

| | For the six months ended June 30 | |
|---|---|---|
| | **2006** | 2005 |
| **Accumulated surplus** | | |
| Balance, beginning of year | **$ 4,860** | $ 3,890 |
| Net income | **931** | 879 |
| Common share cancellation excess | **(24)** | (22) |
| Share issue costs - preferred shares | **(6)** | - |
| Dividends to shareholders | | |
| Perpetual preferred shareholders | **(24)** | (14) |
| Common shareholders | **(399)** | (348) |
| **Balance, end of period** | **$ 5,338** | $ 4,385 |
| **Contributed surplus** | | |
| Balance, beginning of year | **$ 19** | $ 14 |
| Stock options | | |
| Current year expense (note 10) | **5** | 3 |
| Exercised | **(1)** | - |
| **Balance, end of period** | **$ 23** | $ 17 |
| **Currency translation account** | | |
| Balance, beginning of year | **$ (849)** | $ (426) |
| Change during the period | **(120)** | (48) |
| **Balance, end of period** | **$ (969)** | $ (474) |

GREAT-WEST
LIFECO INC.

## CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*

*(in $ millions)*

| | For the three months ended June 30 | | For the six months ended June 30 | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| **Operations** | | | | |
| Net income | **$ 475** | $ 453 | **$ 931** | $ 879 |
| Adjustments for non-cash items: | | | | |
| Change in policy liabilities | **274** | 579 | **403** | 1,458 |
| Change in funds held by ceding insurers | **379** | 102 | **431** | 230 |
| Change in funds held under reinsurance contracts | **(19)** | (70) | **(97)** | (68) |
| Change in current income taxes payable | **15** | 82 | **(74)** | (71) |
| Future income tax expense | **26** | (18) | **78** | 102 |
| Other | **649** | 436 | **75** | 100 |
| Cash flows from operations | **1,799** | 1,564 | **1,747** | 2,630 |
| **Financing Activities** | | | | |
| Issue of common shares | **5** | 2 | **17** | 12 |
| Issue of preferred shares | **300** | - | **300** | - |
| Purchased and cancelled common shares | **(15)** | (14) | **(30)** | (27) |
| Redemption of preferred shares | **(12)** | - | **(12)** | - |
| Issue of subordinated debentures in subsidiary | **336** | - | **336** | - |
| Repayment of debentures and other debt instruments | **(10)** | (21) | **(22)** | (22) |
| Share issue costs | **(6)** | - | **(6)** | - |
| Dividends paid | **(213)** | (181) | **(423)** | (362) |
| | **385** | (214) | **160** | (399) |
| **Investment Activities** | | | | |
| Bond sales and maturities | **9,570** | 11,326 | **22,353** | 20,549 |
| Mortgage loan repayments | **473** | 725 | **911** | 1,567 |
| Stock sales | **262** | 360 | **556** | 600 |
| Real estate sales | **(74)** | 32 | **45** | 68 |
| Change in loans to policyholders | **(133)** | (135) | **(220)** | (172) |
| Change in repurchase agreements | **4** | 278 | **118** | 390 |
| Investment in bonds | **(10,782)** | (12,535) | **(23,526)** | (22,063) |
| Investment in mortgage loans | **(673)** | (771) | **(1,205)** | (1,741) |
| Investment in stocks | **(285)** | (363) | **(638)** | (752) |
| Investment in real estate | **(44)** | (173) | **(116)** | (225) |
| | **(1,682)** | (1,256) | **(1,722)** | (1,779) |
| Effect of changes in exchange rates on cash and certificates of deposit | **10** | (72) | **40** | (98) |
| **Increase in cash and certificates of deposit** | **512** | 22 | **225** | 354 |
| **Cash and certificates of deposit, beginning of period** | **2,674** | 2,804 | **2,961** | 2,472 |
| **Cash and certificates of deposit, end of period** | **$ 3,186** | $ 2,826 | **$ 3,186** | $ 2,826 |

**Notes to Interim Consolidated Financial Statements** *(unaudited)*
(in $ millions except per share amounts)

## 1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at June 30, 2006 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2005.

(b) Certain of 2005 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

## 2. Net Investment Income

Net investment income is comprised of the following:

| | For the three months ended June 30, 2006 | | | | |
|---|---|---|---|---|---|
| | **Investment income earned** | **Amortization of net realized and unrealized gains** | **Provision for credit losses** | **Investment expenses** | **Net investment income** |
| Bonds | $ 1,009 | $ 63 | $ 4 | $ - | $ 1,076 |
| Mortgage loans | 215 | 12 | 1 | - | 228 |
| Stocks | 32 | 48 | - | - | 80 |
| Real estate | 28 | 15 | - | - | 43 |
| Other | 107 | - | - | (18) | 89 |
| | $ 1,391 | $ 138 | $ 5 | $ (18) | $ 1,516 |

| | For the three months ended June 30, 2005 | | | | |
|---|---|---|---|---|---|
| | Investment income earned | Amortization of net realized and unrealized gains | Provision for credit losses | Investment expenses | Net investment income |
| Bonds | $ 789 | $ 71 | $ 18 | $ - | $ 878 |
| Mortgage loans | 219 | 14 | 13 | - | 246 |
| Stocks | 37 | 45 | - | - | 82 |
| Real estate | 29 | 11 | - | - | 40 |
| Other | 95 | - | - | (14) | 81 |
| | $ 1,169 | $ 141 | $ 31 | $ (14) | $ 1,327 |

| | For the six months ended June 30, 2006 | | | | |
|---|---|---|---|---|---|
| | **Investment income earned** | **Amortization of net realized and unrealized gains** | **Provision for credit losses** | **Investment expenses** | **Net investment income** |
| Bonds | **$ 1,809** | **$ 124** | **$ 6** | **$ -** | **$ 1,939** |
| Mortgage loans | **431** | **24** | **1** | **-** | **456** |
| Stocks | **65** | **124** | **-** | **-** | **189** |
| Real estate | **54** | **29** | **-** | **-** | **83** |
| Other | **206** | **-** | **-** | **(34)** | **172** |
| | **$ 2,565** | **$ 301** | **$ 7** | **$ (34)** | **$ 2,839** |

| | For the six months ended June 30, 2005 | | | | |
|---|---|---|---|---|---|
| | Investment income earned | Amortization of net realized and unrealized gains | Provision for credit losses | Investment expenses | Net investment income |
| Bonds | $ 1,567 | $ 131 | $ 19 | $ - | $ 1,717 |
| Mortgage loans | 446 | 27 | 15 | - | 488 |
| Stocks | 74 | 88 | - | - | 162 |
| Real estate | 75 | 19 | - | - | 94 |
| Other | 185 | - | - | (27) | 158 |
| | $ 2,347 | $ 265 | $ 34 | $ (27) | $ 2,619 |

## 3. Financing Charges

Financing charges include interest on long-term debentures and other debt instruments together with distributions and interest on capital trust securities and debentures and preferred shares classified as liabilities.

| | **For the three months ended June 30** | | **For the six months ended June 30** | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| Interest on long-term debentures and other debt instruments | **$ 30** | $ 30 | **$ 57** | $ 59 |
| Preferred share dividends | **9** | 9 | **19** | 19 |
| Interest on capital trust debentures | **12** | 12 | **24** | 24 |
| Other | **2** | - | **3** | - |
| Distributions on capital trust securities held by consolidated group as temporary investments | **(2)** | (2) | **(5)** | (5) |
| **Total** | **$ 51** | $ 49 | **$ 98** | $ 97 |

**4. Other Assets**

Other assets consist of the following:

| | **June 30, 2006** | December 31, 2005 | June 30, 2005 |
|---|---|---|---|
| Premiums in course of collection | **$ 572** | $ 623 | $ 540 |
| Interest due and accrued | **927** | 893 | 818 |
| Future income taxes | **293** | 363 | 356 |
| Fixed assets | **256** | 279 | 291 |
| Prepaid expenses | **76** | 76 | 70 |
| Accounts receivable | **648** | 716 | 635 |
| Accrued pension asset | **181** | 179 | 192 |
| Other | **396** | 316 | 305 |
| | **$ 3,349** | $ 3,445 | $ 3,207 |

## 5. Debentures and Other Debt Instruments

Debentures and other debt instruments consist of the following:

| | June 30, 2006 | December 31, 2005 | June 30, 2005 |
|---|---|---|---|
| **Short term** | | | |
| Commercial paper and other short term debt instruments with interest rates from 4.9% to 5.5% (4.0% to 5.0% in 2005) | $ 103 | $ 112 | $ 97 |
| Revolving credit in respect of reinsurance business with interest rates from 5.8% to 5.9% maturing within one year (5.0% to 5.2% in 2005) | 2 | 14 | 18 |
| **Total short term** | 105 | 126 | 115 |
| **Long term** | | | |
| **Operating:** | | | |
| Notes payable with interest rate of 8.0% | 8 | 9 | 10 |
| **Capital:** | | | |
| **Lifeco** | | | |
| Five year term facility | - | - | 150 |
| 6.75% Debentures due August 10, 2015, unsecured | 200 | 200 | 200 |
| 6.14% Debentures due March 21, 2018, unsecured | 200 | 200 | 200 |
| 6.74% Debentures due November 24, 2031, unsecured | 200 | 200 | 200 |
| 6.67% Debentures due March 21, 2033, unsecured | 400 | 400 | 400 |
| | 1,000 | 1,000 | 1,150 |
| **Canada Life** | | | |
| Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured | 250 | 250 | 250 |
| Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured | 200 | 200 | 200 |
| 6.40% Subordinated debentures due December 11, 2028, unsecured | 100 | 100 | 100 |
| Acquisition related fair market value adjustment | 8 | 13 | 32 |
| | 558 | 563 | 582 |
| **Great-West Life & Annuity Insurance Capital, LP** | | | |
| 6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175) | 197 | 205 | 216 |
| **Great-West Life & Annuity Insurance Capital, LP II** | | | |
| 7.153% Subordinated debentures due May 16, 2046, unsecured (U.S.$300) | 336 | - | - |
| **Total long term** | 2,099 | 1,777 | 1,958 |
| **Total debentures and other debt instruments** | $ 2,204 | $ 1,903 | $ 2,073 |

During the second quarter of 2006, the Company issued $336 (U.S. $300) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through it's wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016.

## 6. Other Liabilities

Other liabilities consist of the following:

| | June 30, 2006 | December 31, 2005 | June 30, 2005 |
|---|---|---|---|
| Current income taxes | $ 302 | $ 374 | $ 334 |
| Accounts payable | 384 | 511 | 489 |
| Liability for restructuring costs | - | - | 30 |
| Post retirement benefits provision | 521 | 508 | 499 |
| Bank overdraft | 464 | 449 | 795 |
| Future income taxes | 306 | 317 | 280 |
| Other | 2,042 | 2,072 | 1,645 |
| | $ 4,019 | $ 4,231 | $ 4,072 |

## 7. Capital Trust Securities and Debentures

| | June 30, 2006 | December 31, 2005 | June 30, 2005 |
|---|---|---|---|
| Capital trust debentures: | | | |
| 5.995% Senior debentures due December 31, 2052, unsecured (GWLCT) | $ 350 | $ 350 | $ 350 |
| 6.679% Senior debentures due June 30, 2052, unsecured (CLCT) | 300 | 300 | 300 |
| 7.529% Senior debentures due June 30, 2052, unsecured (CLCT) | 150 | 150 | 150 |
| | 800 | 800 | 800 |
| Acquisition related fair market value adjustment | 32 | 34 | 36 |
| Capital trust securities held by consolidated group as temporary investments | (185) | (186) | (186) |
| **Total** | $ 647 | $ 648 | $ 650 |

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase *Canada Life senior* debentures in the amount of $450.

## 8. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life Insurance Company (London Life), Canada Life and Great-West Life & Annuity Insurance Company (GWL&A) at June 30, 2006 and June 30, 2005.

**(a)** The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

| | For the three months ended June 30 | | For the six months ended June 30 | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| Participating policyholder | | | | |
| Net income attributable to participating policyholder before policyholder dividends | | | | |
| Great-West Life | **$ 30** | $ 30 | **$ 59** | $ 60 |
| London Life | **190** | 155 | **352** | 304 |
| Canada Life | **45** | 47 | **92** | 90 |
| GWL&A | **26** | 30 | **69** | 80 |
| Policyholder dividends | | | | |
| Great-West Life | **(25)** | (24) | **(51)** | (48) |
| London Life | **(141)** | (135) | **(280)** | (267) |
| Canada Life | **(44)** | (46) | **(90)** | (89) |
| GWL&A | **(24)** | (28) | **(64)** | (77) |
| Net income | **57** | 29 | **87** | 53 |
| Preferred shareholder dividends of subsidiaries | **5** | 4 | **9** | 9 |
| Total | **$ 62** | $ 33 | **$ 96** | $ 62 |

**(b)** The carrying value of non-controlling interests consist of the following:

| | **June 30, 2006** | December 31, 2005 | June 30, 2005 |
|---|---|---|---|
| Participating surplus: | | | |
| Great-West Life | **$ 380** | $ 372 | $ 372 |
| London Life | **1,218** | 1,151 | 1,118 |
| Canada Life | **27** | 25 | 18 |
| GWL&A | **189** | 193 | 206 |
| | **$ 1,814** | $ 1,741 | $ 1,714 |
| Preferred shares issued by subsidiaries: | | | |
| Great-West Life Series L, 5.20% Non-Cumulative | **$ 52** | $ 52 | $ 52 |
| Great-West Life Series O, 5.55% Non-Cumulative | **157** | 157 | 157 |
| | **$ 209** | $ 209 | $ 209 |
| Perpetual preferred shares issued by subsidiaries: | | | |
| CLFC Series B, 6.25% Non-Cumulative | **$ 145** | $ 145 | $ 145 |
| Acquisition related fair market value adjustment | **10** | 12 | 13 |
| | **$ 155** | $ 157 | $ 158 |

## 9. Share Capital

### Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares,
Unlimited Common Shares

### Issued and outstanding

| | June 30, 2006 | | December 31, 2005 | | June 30, 2005 | |
|---|---|---|---|---|---|---|
| | **Number** | **Stated value** | Number | Stated value | Number | Stated value |
| Preferred shares: | | | | | | |
| Classified as liabilities | | | | | | |
| Series D, 4.70% Non-Cumulative | | | | | | |
| First Preferred Shares | **7,978,900** | **$ 199** | 7,978,900 | $ 199 | 8,000,000 | $ 200 |
| Series E, 4.80% Non-Cumulative | | | | | | |
| First Preferred Shares | **23,022,915** | **576** | 23,499,915 | 588 | 23,868,115 | 597 |
| | **31,001,815** | **$ 775** | 31,478,815 | $ 787 | 31,868,115 | $ 797 |
| Perpetual preferred shares: | | | | | | |
| Classified as equity | | | | | | |
| Series F, 5.90% Non-Cumulative | | | | | | |
| First Preferred Shares | **7,957,001** | **$ 199** | 7,957,001 | $ 199 | 7,957,001 | $ 199 |
| Series G, 5.20% Non-Cumulative | | | | | | |
| First Preferred Shares | **12,000,000** | **300** | 12,000,000 | 300 | 12,000,000 | 300 |
| Series H, 4.85% Non-Cumulative | | | | | | |
| First Preferred Shares | **12,000,000** | **300** | 12,000,000 | 300 | - | - |
| Series I, 4.50% Non-Cumulative | | | | | | |
| First Preferred Shares | **12,000,000** | **300** | - | - | - | - |
| | **$ 43,957,001** | **$ 1,099** | $ 31,957,001 | $ 799 | $ 19,957,001 | $ 499 |
| Common shares: | | | | | | |
| Balance, beginning of year | **890,689,076** | **$ 4,660** | 890,592,348 | $ 4,651 | 890,592,348 | $ 4,651 |
| Purchased and cancelled under | | | | | | |
| Normal Course Issuer Bid | **(1,023,300)** | **(6)** | (2,012,600) | (11) | (989,100) | (5) |
| Issued under Stock Option Plan | **1,604,850** | **17** | 2,109,328 | 20 | 1,375,830 | 12 |
| Balance, end of period | **891,270,626** | **$ 4,671** | 890,689,076 | $ 4,660 | 890,979,078 | $ 4,658 |

During the second quarter of 2006, the Company issued 12,000,000 Series I, 4.50% Non-Cumulative First Preferred Shares for a value of $300 or $25 per share. The shares are redeemable at the option of the Company on or after June 30, 2011, for $25 per share plus a premium if the shares are redeemed before June 30, 2015.

During the second quarter of 2006, 477,000 Series E 4.80% Non-Cumulative First Preferred Shares were purchased pursuant to the Company's Normal Course Issuer Bid for a total cost of $12 or an average of $27.44 per share. The price in excess of stated value was charged to income.

**10. Stock Based Compensation**

50,000 options were granted under the Company's stock option plan during the second quarter of 2006 (100,000 options were granted during the first quarter of 2005 and no options were granted during the second quarter of 2005). The weighted-average fair value of options granted during the six months ended June 30, 2006 were $5.48 per option ($6.68 per option during the six months ended June 30, 2005). Compensation expense of $5 after tax has been recognized in the Summary of Consolidated Operations for the six months ended June 30, 2006 ($3 after tax for the six months ended June 30, 2005).

**11. Pension Plans and Other Post Retirement Benefits**

The total benefit costs included in operating expenses are as follows:

| | For the three months ended June 30 | | For the six months ended June 30 | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| Pension benefits | **$ 18** | $ 15 | **$ 37** | $ 33 |
| Other benefits | **5** | 12 | **12** | 22 |
| **Total** | **$ 23** | $ 27 | **$ 49** | $ 55 |

**12. Earnings Per Common Share**

| | For the three months ended June 30 | | For the six months ended June 30 | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| **a) Earnings** | | | | |
| Net income - common shareholders | **$ 461** | $ 446 | **$ 907** | $ 865 |
| **b) Number of common shares** | | | | |
| Average number of common shares outstanding | | | **890,989,489** | 890,986,618 |
| Add: | | | | |
| -Potential exercise of outstanding stock options | | | **6,649,699** | 7,892,591 |
| Average number of common shares outstanding - diluted basis | | | **897,639,188** | 898,879,209 |
| **Earnings per common share** | | | | |
| Basic | **$ 0.516** | $ 0.500 | **$ 1.017** | $ 0.971 |
| Diluted | **$ 0.513** | $ 0.496 | **$ 1.010** | $ 0.962 |

## 13. Acquisitions

**(a)** During the second quarter of 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. Arrangements are being made to transfer the policies to the Company and the transfer is expected to be completed in the first quarter of 2007 subject to regulatory and court approval. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $9.4 billion (£4.6 billion) on the consolidated balance sheet at June 30, 2006.

**(b)** During the second quarter of 2006, Great-West Life & Annuity Insurance Company, entered into an agreement to acquire several parts of the full service-bundled, small and midsize 401(k), as well as some defined benefit plan business, of Metropolitan Life Insurance Company and its affiliates. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The transaction is expected to close in the fourth quarter of 2006, subject to regulatory approval in the United States, and is expected to increase assets and policyholder liabilities by approximately $1.6 billion (U.S. $1.4 billion) on the consolidated balance sheet. In addition, the Company will receive fee income by providing administrative services and recordkeeping functions on approximately $6.8 billion (U.S. $6.1 billion) of participant account values.

**(c)** On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is not expected to have a material impact on the financial position of the Company.

## 14. Segmented Information

### Consolidated Operations

**For the three months ended June 30, 2006**

| | Canada | United States | Europe | Lifeco Corporate | Total |
|---|---|---|---|---|---|
| **Income:** | | | | | |
| Premium income | $ 1,636 | $ 677 | $ 2,131 | $ - | $ 4,444 |
| Net investment income | 686 | 337 | 493 | - | 1,516 |
| Fee and other income | 223 | 290 | 154 | - | 667 |
| **Total income** | 2,545 | 1,304 | 2,778 | - | 6,627 |
| **Benefits and expenses:** | | | | | |
| Paid or credited to policyholders | 1,617 | 843 | 2,499 | - | 4,959 |
| Other | 527 | 286 | 176 | 1 | 990 |
| Amortization of finite life intangible assets | 4 | - | 1 | - | 5 |
| *Restructuring costs* | - | - | - | - | - |
| **Net operating income before income taxes** | 397 | 175 | 102 | (1) | 673 |
| Income taxes | 91 | 44 | (5) | 6 | 136 |
| **Net income before non-controlling interests** | 306 | 131 | 107 | (7) | 537 |
| Non-controlling interests | 50 | 4 | 8 | - | 62 |
| **Net income - shareholders** | 256 | 127 | 99 | (7) | 475 |
| Perpetual preferred share dividends | 11 | - | 3 | - | 14 |
| **Net income - common shareholders** | $ 245 | $ 127 | $ 96 | $ (7) | $ 461 |

GREAT-WEST
LIFECO INC.

For the three months ended June 30, 2005

| | Canada | United States | Europe | Lifeco Corporate | Total |
|---|---|---|---|---|---|
| Income: | | | | | |
| Premium income | $ 1,593 | $ 572 | $ 1,619 | $ - | $ 3,784 |
| Net investment income | 693 | 385 | 252 | (3) | 1,327 |
| Fee and other income | 189 | 296 | 135 | - | 620 |
| Total income | 2,475 | 1,253 | 2,006 | (3) | 5,731 |
| Benefits and expenses: | | | | | |
| Paid or credited to policyholders | 1,666 | 732 | 1,683 | - | 4,081 |
| Other | 497 | 308 | 191 | 1 | 997 |
| Amortization of finite life intangible assets | 3 | - | 1 | - | 4 |
| Restructuring costs | - | - | - | 11 | 11 |
| Net operating income before income taxes | 309 | 213 | 131 | (15) | 638 |
| Income taxes | 64 | 61 | 25 | 2 | 152 |
| Net income before non-controlling interests | 245 | 152 | 106 | (17) | 486 |
| Non-controlling interests | 26 | 2 | 5 | - | 33 |
| Net income - shareholders | 219 | 150 | 101 | (17) | 453 |
| Perpetual preferred share dividends | 7 | - | - | - | 7 |
| Net income - common shareholders | $ 212 | $ 150 | $ 101 | $ (17) | $ 446 |

**For the six months ended June 30, 2006**

| | Canada | United States | Europe | Lifeco Corporate | Total |
|---|---|---|---|---|---|
| **Income:** | | | | | |
| Premium income | $ 3,211 | $ 1,369 | $ 3,559 | $ - | $ 8,139 |
| Net investment income | 1,370 | 672 | 797 | - | 2,839 |
| Fee and other income | 439 | 587 | 298 | - | 1,324 |
| **Total income** | 5,020 | 2,628 | 4,654 | - | 12,302 |
| **Benefits and expenses:** | | | | | |
| Paid or credited to policyholders | 3,145 | 1,681 | 4,134 | - | 8,960 |
| Other | 1,147 | 575 | 277 | 2 | 2,001 |
| Amortization of finite life intangible assets | 7 | - | 2 | - | 9 |
| Restructuring costs | - | - | - | - | - |
| **Net operating income before income taxes** | 721 | 372 | 241 | (2) | 1,332 |
| Income taxes | 173 | 105 | 19 | 8 | 305 |
| **Net income before non-controlling interests** | 548 | 267 | 222 | (10) | 1,027 |
| Non-controlling interests | 78 | 6 | 12 | - | 96 |
| **Net income - shareholders** | 470 | 261 | 210 | (10) | 931 |
| Perpetual preferred share dividends | 21 | - | 3 | - | 24 |
| **Net income - common shareholders** | $ 449 | $ 261 | $ 207 | $ (10) | $ 907 |

GREAT-WEST
LIFECO INC.

For the six months ended June 30, 2005

| | Canada | United States | Europe | Lifeco Corporate | Total |
|---|---|---|---|---|---|
| Income: | | | | | |
| Premium income | $ 3,102 | $ 1,776 | $ 3,466 | $ - | $ 8,344 |
| Net investment income | 1,377 | 756 | 492 | (6) | 2,619 |
| Fee and other income | 378 | 590 | 234 | - | 1,202 |
| Total income | 4,857 | 3,122 | 4,192 | (6) | 12,165 |
| Benefits and expenses: | | | | | |
| Paid or credited to policyholders | 3,185 | 2,088 | 3,624 | - | 8,897 |
| Other | 1,076 | 612 | 309 | 2 | 1,999 |
| Amortization of finite life intangible assets | 7 | - | 2 | - | 9 |
| Restructuring costs | - | - | - | 18 | 18 |
| Net operating income before income taxes | 589 | 422 | 257 | (26) | 1,242 |
| Income taxes | 125 | 125 | 48 | 3 | 301 |
| Net income before non-controlling interests | 464 | 297 | 209 | (29) | 941 |
| Non-controlling interests | 52 | 3 | 7 | - | 62 |
| Net income - shareholders | 412 | 294 | 202 | (29) | 879 |
| Perpetual preferred share dividends | 14 | - | - | - | 14 |
| Net income - common shareholders | $ 398 | $ 294 | $ 202 | $ (29) | $ 865 |

# IGM FINANCIAL INC.

PART C

## MANAGEMENT'S DISCUSSION AND ANALYSIS



## FINANCIAL STATEMENTS AND NOTES



## JUNE 30, 2006

Please note that the bottom of each page in Part C contains two different page numbers. A page number with the prefix "C" refers to the number of such page in this document and the page number without any prefix refers to the number of such page in the original document issued by IGM Financial Inc.

The attached documents concerning IGM Financial Inc. are documents prepared and publicly disclosed by such subsidiary. Certain statements in the attached documents, other than statements of historical fact, are forward-looking statements based on certain assumptions and the current expectations of the subsidiary as set forth therein. The reader is cautioned to consider these statements carefully and not to put undue reliance on forward-looking statements. For further information provided by the subsidiary as to the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information and the material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information, please see the attached documents, including the section entitled Forward-Looking Information.

# Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) presents management's view of the operations and financial condition of IGM Financial Inc. (IGM Financial or the Company) as at and for the three and six months ended June 30, 2006, compared with the same period in 2005, and should be read in conjunction with the 2005 IGM Financial Inc. Annual Report and the 2006 IGM Financial Inc. First Quarter Report to Shareholders filed on www.sedar.com. Commentary in the MD&A as at and for the three and six months ended June 30, 2006 is as of August 1, 2006.

### FORWARD-LOOKING INFORMATION

This report may contain forward-looking statements about IGM Financial, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

# IGM Financial Inc.

## Summary of Consolidated Operating Results

Net income for the three months ended June 30, 2006 was $200.4 million. This amount included a $13.7 million (5 cents per share) non-cash income tax benefit resulting from decreases in the federal corporate income tax rates and their effect on the future income tax liability related to indefinite life intangible assets arising from the acquisition of Mackenzie Financial Corporation in 2001. There is no expectation that the future tax liability will become payable as the Company has no intention of disposing of these assets. Diluted earnings per share were 75 cents for the quarter. Net income for the three months ended June 30, 2006, excluding the non-cash income tax benefit, was $186.7 million compared to net income of $167.9 million in 2005, an increase of 11.2%. Diluted earnings per share on the same basis were 70 cents for the period compared to diluted earnings per share of 63 cents for the same period in 2005.

Net income for the six months ended June 30, 2006 was $385.7 million. Diluted earnings per share on this basis were $1.44. Net income for the six months ended June 30, 2006, excluding the non-cash income tax benefit described above, was $372.0 million compared to net income of $328.6 million in 2005, an increase of 13.2%. Diluted earnings per share on the same basis were $1.39 for the period compared to diluted earnings per share of $1.23 for the same period in 2005, an increase of 13.0%.

Shareholders' equity was $3.64 billion as at June 30, 2006, up from $3.45 billion at December 31, 2005. Return on average common equity for the six months ended June 30, 2006, excluding a non-cash income tax benefit, was 20.4% compared with return on average common equity of 19.7% for the same period in 2005. The quarterly dividend per common share of 37.0 cents

in the second quarter was unchanged from the first quarter, however it represented an increase of 2.5 cents or 7.2% from 34.5 cents in the fourth quarter of 2005.

## NON-GAAP FINANCIAL MEASURES

Net income, diluted earnings per share (EPS) and return on common equity (ROE) excluding a non-cash income tax benefit for the three and six months ended June 30, 2006 exclude a non-cash income tax benefit resulting from decreases in federal corporate income tax rates and their effect on the future income tax liability related to indefinite life intangible assets. While these non-GAAP financial measures are used to provide management and investors with additional measures to assess earnings performance, they do not have standard meanings and are not directly comparable to similar measures used by other companies.

Earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA) are also non-GAAP financial measures. EBIT and EBITDA are alternative measures of performance utilized by management, investors and investment analysts to evaluate and analyze the Company's results. EBITDA is discussed further in the Consolidated Liquidity section later in this MD&A. These non-GAAP financial measures do not have standard meanings and are not directly comparable to any GAAP measure or to similar measures used by other companies.

The reconciliation of non-GAAP results to reported results in accordance with GAAP for net income, EPS and EBITDA is provided in Table 1. The reconciliation of non-GAAP results to reported results in accordance with GAAP related to EBIT is provided in Table 2.

## REPORTABLE SEGMENTS

IGM Financial's reportable segments, which reflect the current organizational structure, are:

- Investors Group
- Mackenzie
- Corporate and Other.

Management measures and evaluates the performance of these segments based on EBIT as shown in Table 2.

TABLE 1: RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

| *($ millions)* | THREE MONTHS ENDED JUNE 30 2006 | THREE MONTHS ENDED JUNE 30 2005 | SIX MONTHS ENDED JUNE 30 2006 | SIX MONTHS ENDED JUNE 30 2005 |
|---|---|---|---|---|
| **Net income excluding a non-cash income tax benefit – Non-GAAP measure** | **$ 186.7** | $ 167.9 | **$ 372.0** | $ 328.6 |
| Non-cash income tax benefit | **13.7** | – | **13.7** | – |
| **Net income – GAAP** | **$ 200.4** | $ 167.9 | **$ 385.7** | $ 328.6 |
| **Earnings per share excluding a non-cash income tax benefit – Non-GAAP measure** | **$ 0.70** | $ 0.63 | **$ 1.39** | $ 1.23 |
| Non-cash income tax benefit | **0.05** | – | **0.05** | – |
| **Earnings per share – GAAP** | **$ 0.75** | $ 0.63 | **$ 1.44** | $ 1.23 |
| **EBITDA – Non-GAAP measure** | **$ 373.0** | $ 340.5 | **$ 749.0** | $ 667.6 |
| Commission amortization | **(74.6)** | (65.0) | **(146.7)** | (127.5) |
| Amortization of capital and intangible assets | **(5.3)** | (5.7) | **(10.7)** | (11.4) |
| Interest expense on long-term debt and dividends on preferred shares | **(26.2)** | (26.8) | **(52.2)** | (53.3) |
| **Income before income taxes and non-controlling interest** | **266.9** | 243.0 | **539.4** | 475.4 |
| Income taxes | **(65.7)** | (74.5) | **(152.5)** | (145.7) |
| Non-controlling interest | **(0.8)** | (0.6) | **(1.2)** | (1.1) |
| **Net income – GAAP** | **$ 200.4** | $ 167.9 | **$ 385.7** | $ 328.6 |

IGM FINANCIAL INC.

TABLE 2: CONSOLIDATED OPERATING RESULTS BY SEGMENT

| Three months ended June 30 ($ millions) | INVESTORS GROUP 2006 | INVESTORS GROUP 2005 | MACKENZIE 2006 | MACKENZIE 2005 | CORPORATE & OTHER 2006 | CORPORATE & OTHER 2005 | TOTAL 2006 | TOTAL 2005 |
|---|---|---|---|---|---|---|---|---|
| Fee income | **$ 330.9** | $ 291.7 | **$ 229.0** | $ 215.7 | **$ 27.4** | $ 24.2 | **$ 587.3** | $ 531.6 |
| Net investment income and other | **31.2** | 37.0 | **8.2** | 4.4 | **9.9** | 6.2 | **49.3** | 47.6 |
| | **362.1** | 328.7 | **237.2** | 220.1 | **37.3** | 30.4 | **636.6** | 579.2 |
| Operating expenses | | | | | | | | |
| Commissions | **96.1** | 79.3 | **93.3** | 84.0 | **16.8** | 14.5 | **206.2** | 177.8 |
| Non-commission | **69.6** | 67.1 | **63.7** | 61.0 | **8.2** | 7.7 | **141.5** | 135.8 |
| | **165.7** | 146.4 | **157.0** | 145.0 | **25.0** | 22.2 | **347.7** | 313.6 |
| **Earnings before interest and taxes** | **$ 196.4** | $ 182.3 | **$ 80.2** | $ 75.1 | **$ 12.3** | $ 8.2 | **288.9** | 265.6 |
| Interest expense | | | | | | | **22.0** | 22.6 |
| Income before income taxes and non-controlling interest | | | | | | | **266.9** | 243.0 |
| Income taxes | | | | | | | **65.7** | 74.5 |
| Income before non-controlling interest | | | | | | | **201.2** | 168.5 |
| Non-controlling interest | | | | | | | **0.8** | 0.6 |
| **Net income** | | | | | | | | |
| GAAP | | | | | | | **$ 200.4** | $ 167.9 |
| Excluding a non-cash income tax benefit[1] | | | | | | | **$ 186.7** | $ 167.9 |

| Six months ended June 30 ($ millions) | INVESTORS GROUP 2006 | INVESTORS GROUP 2005 | MACKENZIE 2006 | MACKENZIE 2005 | CORPORATE & OTHER 2006 | CORPORATE & OTHER 2005 | TOTAL 2006 | TOTAL 2005 |
|---|---|---|---|---|---|---|---|---|
| Fee income | **$ 657.3** | $ 576.2 | **$ 463.5** | $ 427.1 | **$ 55.6** | $ 51.8 | **$ 1,176.4** | $1,055.1 |
| Net investment income and other | **74.9** | 73.4 | **13.8** | 8.6 | **17.8** | 15.2 | **106.5** | 97.2 |
| | **732.2** | 649.6 | **477.3** | 435.7 | **73.4** | 67.0 | **1,282.9** | 1,152.3 |
| Operating expenses | | | | | | | | |
| Commissions | **189.7** | 155.1 | **184.8** | 166.7 | **34.1** | 31.7 | **408.6** | 353.5 |
| Non-commission | **140.7** | 134.1 | **134.3** | 128.9 | **15.9** | 15.5 | **290.9** | 278.5 |
| | **330.4** | 289.2 | **319.1** | 295.6 | **50.0** | 47.2 | **699.5** | 632.0 |
| **Earnings before interest and taxes** | **$ 401.8** | $ 360.4 | **$ 158.2** | $ 140.1 | **$ 23.4** | $ 19.8 | **583.4** | 520.3 |
| Interest expense | | | | | | | **44.0** | 44.9 |
| Income before income taxes and non-controlling interest | | | | | | | **539.4** | 475.4 |
| Income taxes | | | | | | | **152.5** | 145.7 |
| Income before non-controlling interest | | | | | | | **386.9** | 329.7 |
| Non-controlling interest | | | | | | | **1.2** | 1.1 |
| **Net income** | | | | | | | | |
| GAAP | | | | | | | **$ 385.7** | $ 328.6 |
| Excluding a non-cash income tax benefit[1] | | | | | | | **$ 372.0** | $ 328.6 |

[1] *Refer to Summary of Consolidated Operating Results for an explanation of the Company's use of non-GAAP financial measures.*

Discussion of Investors Group and Mackenzie Segment Operating Results is contained in their respective sections of this MD&A.

Earnings before interest and taxes for Corporate and Other, the segment which includes operating results for Investment Planning Counsel, net investment income earned on unallocated investments and other income as well as inter-segment eliminations, were $12.3 million for the three months ended June 30, 2006 compared to $8.2 million in 2005. Earnings before interest and taxes related to Investment Planning Counsel were $0.9 million lower than 2005 levels. Investment Planning Counsel's 2005 results included a non-recurring gain of $1.1 million related to the disposition of an investment. Net investment income on unallocated investments increased by $4.8 million in 2006 compared with 2005 as a result of higher balances and increases in interest rates.

For the six month period, earnings before interest and taxes for Corporate and Other were $23.4 million compared to $19.8 million. Earnings before interest and taxes related to Investment Planning Counsel were $0.7 million lower than 2005 levels due to the non-recurring item in 2005 as discussed above. Net investment income on unallocated investments increased by $8.0 million in 2006 compared with 2005 related to both higher balances and higher interest rates. Other income in 2005 included $4.2 million of earnings related to the elimination of certain provisions established as a result of previous acquisitions.

Certain items reflected in Table 2 are not allocated to segments:

- *Interest expense* – Represents both the interest cost on the remaining debt issued pursuant to the Mackenzie acquisition and dividends paid on the outstanding preferred shares. Interest expense on long-term debt issued in relation to the Mackenzie acquisition totalled $16.8 million and $33.7 million for the three and six month periods ended June 30, 2006 compared with $17.4 million and $34.6 million in 2005. The decrease in both the three and six month periods related to the interest on the $25.0 million note payable to Power Financial Corporation which matured on January 16, 2006. Dividends paid on preferred shares were $5.2 million and $10.3 million for the three and six month periods in both 2006 and 2005.
- *Income taxes* – The effective income tax rate was 24.6% and 28.3% for the three and six month periods ended June 30, 2006, compared with 30.7% and 30.6% respectively in 2005 as shown in Table 3.

The decline in the effective tax rate for the three and six month periods relates primarily to decreases in federal corporate income tax rates and the resulting reduction in the future income tax liability related to indefinite life intangible assets. Consequently, the Company recorded a $13.7 million ($0.05 per share) non-cash income tax benefit in the second quarter which resulted in a 5.11% and 2.53% reduction in the effective tax rate for the three and six month

TABLE 3: EFFECTIVE INCOME TAX RATE

| | THREE MONTHS ENDED JUNE 30 | | SIX MONTHS ENDED JUNE 30 | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| **Income taxes at Canadian federal and provincial statutory rates** | **35.17%** | 35.98% | **35.48%** | 35.97% |
| Effect of: | | | | |
| Dividend income | **(0.16)** | (0.20) | **(0.16)** | (0.20) |
| Net capital gains and losses | **(0.78)** | (0.71) | **(0.92)** | (0.76) |
| Share of earnings of affiliate | **(2.71)** | (2.75) | **(2.65)** | (2.75) |
| Preferred dividends paid | **0.93** | 0.79 | **0.82** | 0.81 |
| Impact of rate changes on future income taxes related to indefinite life intangible assets | **(5.11)** | – | **(2.53)** | – |
| Other items | **(2.72)** | (2.45) | **(1.75)** | (2.42) |
| **Effective income tax rate** | **24.62%** | 30.66% | **28.29%** | 30.65% |

IGM FINANCIAL INC.

periods in 2006. The benefit of the reduction in federal and provincial corporate income tax rates on other operating *future* income tax assets and liabilities is reflected in the Other items line in Table 3.

Our continuous tax planning may allow the Company to record lower income taxes in the current period and, as well, income taxes recorded in prior periods may be adjusted in the current period to reflect management's best estimates of the overall adequacy of its provisions at that time. Any related tax benefits or changes in management's best estimates are reflected in Other items, which also includes, but is not limited to, the effect of lower effective tax rates on income *not* subject to tax in Canada. Management monitors the status of its income tax filings, and regularly assesses the overall adequacy of its provision for income taxes.

# Investors Group

## Assets Under Management

The level of assets under management is influenced by three factors: sales, redemptions and investment returns. The changes in assets under management in 2006 compared with 2005 are reflected in Table 4.

For the three months ended June 30, 2006, sales of Investors Group mutual funds through its Consultant network were $1.5 billion, an increase of 15.9% from 2005. Mutual fund redemptions totalled $1.3 billion for the same period, an increase of 6.1% from 2005. Investors Group's twelve month trailing redemption rate for long-term funds decreased to 8.4% at June 30, 2006 from 9.1% at June 30, 2005 and remains below the average redemption rate of approximately 16.0% for all other members of the Investment Funds Institute of Canada (IFIC). Net sales of Investors Group mutual funds were $165 million in 2006 compared with net sales of $40 million in 2005. Sales of long-term funds were $1.2 billion for the three months ended June 30, 2006, compared with $1.0 billion in 2005, an increase of 19.3%. Net sales of long-term funds were $106 million compared to net redemptions of $17 million in 2005.

TABLE 4: CHANGE IN MUTUAL FUND ASSETS UNDER MANAGEMENT – INVESTORS GROUP

| *($ millions)* | THREE MONTHS ENDED JUNE 30 | | | SIX MONTHS ENDED JUNE 30 | | |
|---|---|---|---|---|---|---|
| | **2006** | 2005 | CHANGE | **2006** | 2005 | CHANGE |
| Sales | **$ 1,452.7** | $ 1,253.7 | 15.9% | **$ 3,448.1** | $ 2,906.0 | 18.7% |
| Redemptions | **1,287.9** | 1,213.7 | 6.1 | **2,565.3** | 2,437.7 | 5.2 |
| **Net sales** | **164.8** | 40.0 | 312.0 | **882.8** | 468.3 | 88.5 |
| Market and income | **(2,180.1)** | 1,374.1 | N/M | **247.3** | 1,944.1 | (87.3) |
| Net change in assets | **(2,015.3)** | 1,414.1 | N/M | **1,130.1** | 2,412.4 | (53.2) |
| Beginning assets | **53,846.4** | 45,508.1 | 18.3 | **50,701.0** | 44,509.8 | 13.9 |
| **Ending assets** | **$ 51,831.1** | $ 46,922.2 | 10.5% | **$ 51,831.1** | $ 46,922.2 | 10.5% |
| **Consists of:** | | | | | | |
| Investors Masterseries™ funds | | | | **$ 44,497.2** | $ 40,462.2 | 10.0% |
| IG Mackenzie partner funds | | | | **2,230.5** | 1,979.9 | 12.7 |
| Partner funds | | | | **4,583.5** | 4,004.9 | 14.4 |
| *i*Profile™ funds | | | | **519.9** | 475.2 | 9.4 |
| | | | | **$ 51,831.1** | $ 46,922.2 | 10.5% |
| **Average daily assets** | **$ 52,680.8** | $ 46,016.2 | 14.5% | **$ 52,495.4** | $ 45,559.7 | 15.2% |

IGM FINANCIAL INC.

For the six months ended June 30, 2006, sales of Investors Group mutual funds were $3.4 billion, an increase of 18.7% from 2005. Mutual fund redemptions totalled $2.6 billion for the same period, an increase of 5.2% from 2005. Net sales of Investors Group mutual funds were $883 million in 2006 compared with net sales of $468 million in 2005, an increase of 88.5%. Sales of long-term funds were $3.0 billion for the six months ended June 30, 2006, compared with $2.4 billion in 2005, an increase of 21.2%. Net sales of long-term funds were $727 million compared to net sales of $351 million in 2005, an increase of 107%.

At June 30, 2006, 30% of Investors Masterseries™ mutual funds had four or five star ratings from the Morningstar[†] fund ranking service and 57% had a rating of three stars or better, compared to 34% and 64% respectively at December 31, 2005. This compared to the Morningstar[†] universe of 33% for four and five star funds and 69% for three stars or better at June 30, 2006. Morningstar Ratings[†] are an objective, quantitative measure of a fund's three, five and ten year risk-adjusted performance relative to comparable funds. Performance results for both periods were impacted by a disproportionate number of Investors Masterseries funds represented in the Morningstar[†] calculations with only a 3-year performance measure due to the introduction of a large number of new funds over the last 5 years.

Investors Group's mutual fund assets under management were $51.8 billion at June 30, 2006, an increase of $4.9 billion or 10.5% from June 30, 2005. The twelve month increase in assets from June 30, 2005 reflects net market appreciation of $3.7 billion and net sales of mutual funds totalling $1.2 billion. Mutual fund assets under management decreased by $2.0 billion or 3.7% during the quarter and increased by $1.1 billion or 2.2% during the six month period ended June 30, 2006 as shown in Table 4. For the three months ended June 30, 2006, net sales of $164.8 million were offset by market depreciation of $2.2 billion. For the six month period in 2006, net sales of $882.8 million and market appreciation of $247.3 million accounted for the increase in assets.

During the second quarter, Investors Group announced the addition of new funds in both unit trust and Corporate Class versions to further complement the existing line-up. Two Canadian growth mandates, Investors Canadian Growth Fund and the IG Mackenzie Maxxum Canadian Equity Growth Fund will invest primarily in growth-oriented Canadian companies. Additionally, the new unit trust funds have been added to a select number of Investors Group's Alto™ and Allegro™ portfolio funds. These funds became available for sale on July 21, 2006.

In addition, Investors Group announced plans to launch a new investment mandate focused on Greater China. Investors Greater China Fund and a Corporate Class version of the Fund (named Investors Greater China Class) will invest in listed companies trading in Hong Kong, Taiwan, Singapore and Chinese stock exchanges that derive a significant portion of their revenue from the expanding growth region of Greater China. These funds are expected to be available for sale in early August subject to regulatory approval.

## Other Products and Services

### INSURANCE

Investors Group distributes insurance products through I.G. Insurance Services Inc. For the three months ended June 30, 2006, sales of insurance products as measured by annualized premiums were $7.8 million, a decrease of 8.6% or $0.7 million from 2005. For the six months ended June 30, 2006, sales of insurance products were $16.7 million, an increase of 3.2% or $0.5 million from 2005. Total face amount of insurance in force at June 30, 2006 was $38.8 billion, an increase of $2.8 billion from June 30, 2005.

### SECURITIES OPERATIONS

Investors Group provides securities services to clients through Investors Group Securities Inc. At June 30, 2006, assets under administration in Investors Group Securities Inc. were $1.2 billion.

### MORTGAGE OPERATIONS

Investors Group Consultants play an integral role in sourcing residential mortgages through client referrals to Investors Group mortgage planning specialists.

Through its mortgage banking operations, mortgages are sold to Investors Mortgage and Short Term Income Fund, Investors Group's intermediary operations, as well as to third parties and to mortgage conduits. Investors Group is responsible for the ongoing servicing of these mortgages. Investors Group mortgage operations provides both origination and servicing as outlined in the Investors Group Review of the Business contained in the 2005 IGM Financial Inc. Annual Report. At June 30, 2006, Investors Group serviced $5.8 billion in mortgages, as compared to $5.4 billion at June 30, 2005.

### SOLUTIONS BANKING[1]

Investors Group provides banking services to its clients through Solutions Banking[1]. The offering consists of a wide range of products and services provided by the National Bank of Canada under a long-term distribution agreement and includes: investment loans, lines of credit, personal loans, creditor insurance, deposit accounts and credit cards.

### SEGREGATED FUNDS

Investors Group currently offers its clients eight segregated funds distributed solely by Investors Group Consultants. These segregated funds are underwritten by The Great-West Life Assurance Company, with investment components managed by Investors Group. At June 30, 2006, total segregated fund assets were $95.0 million compared to $59.5 million at June 30, 2005.

### ADDITIONAL PRODUCTS AND SERVICES

Investors Group also offers guaranteed investment certificates to its clients through Investors Group Trust Co. Ltd. and a number of other financial institutions.

## Consultant Network

Investors Group is focused on growing its distribution network by attracting and training new Consultants as well as retaining existing Consultants. This is discussed more fully in the Investors Group Review of the Business contained in the 2005 IGM Financial Inc. Annual Report. As at June 30, 2006, the number of Consultants totalled 3,766 compared to 3,668 at December 31, 2005 and 3,537 one year ago. The number of Consultants with more than four years experience was 2,147 compared to 2,100 at December 31, 2005 and 2,073 one year ago. The Consultant network has grown in each of the last eight consecutive quarters.

In 2005, Investors Group added seven new region offices concurrent with the growth of its field management and the number of new Consultants. In 2006, Investors Group is embarking on a further phase of region office expansion with four new region offices scheduled to open later this year in Regina, Vancouver, Mississauga and London.

## Segment Operating Results

Investors Group's earnings from operations before interest and taxes for the three and six month periods ended June 30, 2006 compared with 2005 are presented in Table 5.

### FEE AND NET INVESTMENT INCOME

For the three months ended June 30, 2006, management fee income increased by $32.6 million to $257.0 million, reflecting the increase of 14.5% in average daily mutual fund assets during the quarter compared with 2005. For the six month period, management fee income increased $67.7 million, reflecting the increase of 15.2% in year-to-date average daily mutual fund assets compared with 2005. Management fee income represents 196 basis points of average mutual fund assets in both the three and six month periods in 2006, unchanged from 2005.

Investors Group receives administration fees for providing administrative services to its mutual funds through certain of its subsidiaries and trusteeship services to its mutual funds through Investors Group Trust Co. Ltd. Administration fees totalled $44.9 million for the three months ended June 30, 2006, up from $41.3 million in 2005. Fees for the six months ended June 30, 2006 were $90.1 million compared to $84.1 million in 2005. Increases in trustee fees and other service fees in both the three and six month periods resulted from growth in average mutual fund assets in 2006 compared to 2005. These increases were offset in part by a decrease of $0.2 million and $1.8 million, respectively, in fees charged to the mutual funds for administrative services.

Distribution fees are earned from:

- Redemption fees on mutual funds sold with a back-end load feature.
- Distribution of insurance products through I.G. Insurance Services Inc.
- Securities services provided through Investors Group Securities Inc.
- Banking services provided through Solutions Banking[1], an arrangement with the National Bank of Canada.

Distribution fee income of $29.0 million for the three months ended June 30, 2006 increased by $3.0 million or 11.5% from $26.0 million in 2005. For the six month period, distribution fee income of $57.8 million increased by $7.4 million or 14.7% from $50.4 million in 2005. Combined distribution fee revenue from insurance, securities and banking operations totalled $15.9 million for the three month period and $31.9 million for the six month period, an increase of $1.1 million and $3.4 million, respectively, over the comparable periods in 2005. Redemption fee income of $9.2 million and $18.4 million for the three and six month periods increased by $1.4 million and $2.8 million due to both higher redemptions subject to

TABLE 5: OPERATING RESULTS – INVESTORS GROUP

| ($ millions) | THREE MONTHS ENDED JUNE 30 2006 | 2005 | CHANGE | SIX MONTHS ENDED JUNE 30 2006 | 2005 | CHANGE |
|---|---|---|---|---|---|---|
| **Fee and net investment income** | | | | | | |
| Management | **$ 257.0** | $ 224.4 | 14.5% | **$ 509.4** | $ 441.7 | 15.3% |
| Administration | **44.9** | 41.3 | 8.7 | **90.1** | 84.1 | 7.1 |
| Distribution | **29.0** | 26.0 | 11.5 | **57.8** | 50.4 | 14.7 |
| Net investment income and other | **31.2** | 37.0 | (15.7) | **74.9** | 73.4 | 2.0 |
| | **362.1** | 328.7 | 10.2 | **732.2** | 649.6 | 12.7 |
| **Operating expenses** | | | | | | |
| Commissions | **45.3** | 35.4 | 28.0 | **89.3** | 68.7 | 30.0 |
| Asset retention bonus and premium | **50.8** | 43.9 | 15.7 | **100.4** | 86.4 | 16.2 |
| Non-commission | **69.6** | 67.1 | 3.7 | **140.7** | 134.1 | 4.9 |
| | **165.7** | 146.4 | 13.2 | **330.4** | 289.2 | 14.2 |
| **Earnings before interest and taxes** | **$ 196.4** | $ 182.3 | 7.7% | **$ 401.8** | $ 360.4 | 11.5% |

deferred sales charges in 2006 compared to 2005 and a higher amount of assets subject to the industry standard deferred sales charge schedule which Investors Group introduced in 2003.

Net investment income represents the difference between investment income and interest expense. Interest expense includes interest on deposit liabilities, certificates and debt incurred to finance Investors Group's investment in Great-West Lifeco Inc. (GWL). Net investment income and other totalled $31.2 million for the three months ended June 30, 2006, a decrease of $5.8 million from $37.0 million in 2005 due to decreases in revenues related to mortgage banking activities as well as decreases in other income which, in 2005, included the recovery of prior years' commodity taxes paid. These decreases were offset in part by increases in gains on the sale of securities and Investors Group's share of GWL's earnings.

For the six months ended June 30, 2006, net investment income and other totalled $74.9 million, an increase of $1.5 million from $73.4 million in 2005. Increases in gains on the sale of securities and Investors Group's share of GWL's earnings were offset in part by decreases in revenues related to mortgage banking activities and other income. Other income in 2005 included the recovery of prior years' commodity taxes paid and a reduction of $2.5 million in provisions previously established for the exit of certain activities which were no longer required.

## OPERATING EXPENSES

Investors Group incurs commission expense in connection with the distribution of its financial services and products, particularly its mutual funds. Commissions are paid on the sale of these products and will fluctuate with the level of sales. Commission expense for the three months ended June 30, 2006 increased by $9.9 million to $45.3 million compared with $35.4 million in 2005. For the six months ended June 30, 2006, commission expense increased by $20.6 million to $89.3 million from $68.7 million in 2005.

The increase in commission expense was due to:

- Increase in amortization of commissions totalling $7.4 million for the three months and $14.9 million for the six months related to prior years' sales. This increase reflects the impact from the change in estimate, effective April 1, 2001, which increased the term of amortization on mutual fund sales commissions to 72 months.
- Increase in amortization of commissions of $0.6 million for the three months and $0.9 million for the six months related to higher commission payments in 2006 compared with 2005. The increase in commission payments results from higher mutual fund sales.
- Increase of $1.9 million for the three months and $4.8 million for the six months in other compensation related to mutual fund operations, insurance, mortgage and banking products due to higher sales.

The asset retention bonus (ARB) and premium (ARP) expenses, which are based on the level of assets under management, are comprised of the following:

- ARB which is paid monthly and is based on the value of assets under management. ARB expense increased by $5.5 million to $43.8 million for the three month period and $11.0 million to $86.4 million for the six month period primarily as a result of the increase in assets under management.
- ARP which is a deferred component of compensation designed to promote Consultant retention. The ARP, which is related to assets under management at each year-end, increased by $1.4 million in the three month period in 2006 to $7.0 million. For the six month period, ARP increased $3.0 million to $14.0 million.

Non-commission expenses totalled $69.6 million for the three months ended June 30, 2006 compared with $67.1 million in 2005, an increase of $2.5 million or 3.7%. For the six month period, non-commission expense totalled $140.7 million compared to $134.1 million in 2005, an increase of $6.6 million or 4.9%. Increases in expenses were primarily due to:

- Increases in Consultant Network support costs as a result of increased activity levels.
- Increases in sub-advisory fees as a result of the increase in sub-advised assets under management.

As well, non-commission expenses for the six months ended June 30, 2005 included a reduction in expenses of $1.7 million in the first quarter arising from a change in estimate related to credit losses on Consultant financing programs.

# Mackenzie

## Assets Under Management

Mackenzie's mutual fund assets under management were $42.4 billion at June 30, 2006, an increase of $0.8 billion or 1.9% from $41.6 billion as at December 31, 2005 and an increase of $3.5 billion or 8.9% from $38.9 billion as at June 30, 2005. Mackenzie's total assets under management at June 30, 2006 were $52.2 billion, an increase of $2.3 billion or 4.7% from $49.9 billion at December 2005 and an increase of $6.3 billion or 13.8% from $45.9 billion as at June 30, 2005. The changes in assets under management are summarized in Table 6.

In the three month period ended June 30, 2006, gross sales of Mackenzie's mutual funds were $2.0 billion, an increase of 5.1% from $1.9 billion in the comparative period last year. Redemptions of mutual funds for these same periods were $2.0 billion and $1.7 billion respectively. Net sales of mutual funds for the three month period ended June 30, 2006 were $32 million, as compared to net sales of $207 million for the comparative period last year. Net sales of long-term funds were $51 million in the current period, as compared to net sales of long-term funds of $231 million in the comparative period last year.

For the six month period ended June 30, 2006, gross sales of Mackenzie's mutual funds were $4.8 billion, an increase of 16.0% from $4.2 billion in the comparative period last year. Redemptions of mutual funds in the current period were $4.2 billion as compared to redemptions of $3.6 billion in the six month period ended June 30, 2005. Net sales of mutual funds for the six month period ended June 30, 2006 were $644 million, as compared to net sales of $553 million in the comparative period last year. Net sales of long-term funds were $642 million for the six month period ended June 30, 2006, as compared to net sales of long-term funds of $599 million in the comparative period last year, an increase of 7.2%.

As at June 30, 2006, Mackenzie's twelve month trailing redemption rate for long-term funds was 15.3% as compared to 14.7% last year. One of the factors contributing to this increase is the higher proportion of Mackenzie's mutual fund units which are no longer subject to a redemption fee. The average twelve month trailing redemption rate for long-term funds for all other members of IFIC declined to

TABLE 6: CHANGES IN ASSETS UNDER MANAGEMENT – MACKENZIE

| | THREE MONTHS ENDED JUNE 30 | | | SIX MONTHS ENDED JUNE 30 | | |
|---|---|---|---|---|---|---|
| *($ millions)* | 2006 | 2005 | CHANGE | 2006 | 2005 | CHANGE |
| **Mutual Funds** | | | | | | |
| Sales | **$ 1,990.1** | $ 1,894.2 | 5.1% | **$ 4,839.5** | $ 4,170.8 | 16.0% |
| Redemptions | **1,958.0** | 1,687.3 | 16.0 | **4,195.5** | 3,618.3 | 16.0 |
| **Net sales** | **32.1** | 206.9 | (84.5) | **644.0** | 552.5 | 16.6 |
| Market and income | **(1,597.3)** | 553.4 | N/M | **165.3** | 1,098.5 | (85.0) |
| Net change in assets | **(1,565.2)** | 760.3 | N/M | **809.3** | 1,651.0 | (51.0) |
| Beginning assets | **43,966.5** | 38,188.9 | 15.1 | **41,592.0** | 37,298.2 | 11.5 |
| **Ending assets** | **$ 42,401.3** | $ 38,949.2 | 8.9% | **42,401.3** | 38,949.2 | 8.9 |
| **Institutional Accounts** | | | | | | |
| Related parties and Investors Group | | | | **4,091.0** | 3,807.1 | 7.5 |
| Other | | | | **5,572.0** | 2,950.9 | 88.8 |
| | | | | **9,663.0** | 6,758.0 | 43.0 |
| **Structured Products** | | | | **140.8** | 173.4 | (18.8) |
| **Total** | | | | **$ 52,205.1** | $ 45,880.6 | 13.8% |
| **Average daily mutual fund assets** | **$ 43,218.3** | $ 38,441.8 | 12.4% | **$ 42,937.6** | $ 38,167.6 | 12.5% |

approximately 15.3% at June 30, 2006 from 15.9% last year.

During the three month period ended June 30, 2006, net market depreciation resulted in mutual fund assets decreasing by $1.6 billion as compared to an increase of $0.6 billion in the comparative period last year. During the six month period ended June 30, 2006, investment returns generated for Mackenzie unitholders resulted in mutual fund assets increasing by $0.2 billion as compared to an increase of $1.1 billion in the comparative period last year.

At June 30, 2006, 52% of Mackenzie's mutual fund assets measured by the Morningstar[1] fund ranking service had four or five star ratings and 89% had a rating of three stars or better. This compares to 66% and 88% respectively at June 30, 2005, and to the Morningstar[1] universe of 51% for four and five star and 86% for three stars or better as at June 30, 2006.

Mackenzie also provides investment management services to institutional accounts. The assets in these accounts as at June 30, 2006 were $9.7 billion, a 43.0% increase from $6.8 billion last year. As well, Mackenzie's structured products totalled $141 million as at June 30, 2006, a decrease of $32.6 million as compared to June 30, 2005.

During the second quarter, Mackenzie launched the Mackenzie Universal U.S. Dividend Income Fund. This fund offers a fixed monthly distribution and aims to achieve a combination of income and long-term capital growth by investing primarily in large-cap dividend-paying American companies.

On July 4, 2006, Mackenzie launched the Mackenzie Charitable Giving Fund, a donor-advised giving program designed to provide a strategic and focused approach to giving. Mackenzie is the first mutual fund company to offer a donor-advised fund program in Canada.

## Segment Operating Results

Mackenzie's earnings from operations before interest and taxes for the three and six month periods ended June 30, 2006 compared with 2005 are presented in Table 7.

### FEE AND NET INVESTMENT INCOME

The majority of Mackenzie's revenues are earned from the management services it provides as fund manager to the Mackenzie mutual funds. In addition to

TABLE 7: OPERATING RESULTS – MACKENZIE

| ($ millions) | THREE MONTHS ENDED JUNE 30 | | | SIX MONTHS ENDED JUNE 30 | | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | CHANGE | 2006 | 2005 | CHANGE |
| **Fee and net investment income** | | | | | | |
| Management | **$ 189.1** | $ 174.2 | 8.6% | **$ 379.5** | $ 340.2 | 11.6% |
| Administration | **31.5** | 33.3 | (5.4) | **66.2** | 68.9 | (3.9) |
| Distribution | **8.4** | 8.2 | 2.4 | **17.8** | 18.0 | (1.1) |
| Net investment income and other | **8.2** | 4.4 | 86.4 | **13.8** | 8.6 | 60.5 |
| | **237.2** | 220.1 | 7.8 | **477.3** | 435.7 | 9.5 |
| **Operating expenses** | | | | | | |
| Commissions | **40.6** | 38.3 | 6.0 | **81.1** | 76.3 | 6.3 |
| Trailing commissions | **52.7** | 45.7 | 15.3 | **103.7** | 90.4 | 14.7 |
| Non-commission | **63.7** | 61.0 | 4.4 | **134.3** | 128.9 | 4.2 |
| | **157.0** | 145.0 | 8.3 | **319.1** | 295.6 | 7.9 |
| **Earnings before interest and taxes** | **$ 80.2** | $ 75.1 | 6.8% | **$ 158.2** | $ 140.1 | 12.9% |

Mackenzie's retail priced mutual funds, it also offers various series of these funds with lower management fees that are designed for fee-based programs, large accounts and third party investment programs offered by banks, insurance companies and investment dealers. In return for lower management fees, depending on the specific series of the mutual fund, Mackenzie does not pay trailing commissions or selling commissions on these series in the funds. As at June 30, 2006, there were $5.4 billion of mutual fund assets in these series of the funds, as compared to $4.0 billion as at June 30, 2005.

Management fees were $189.1 million for the three month period ended June 30, 2006, an increase of $14.9 million or 8.6% from $174.2 million in the comparative period last year. The increase in management fees was attributed to a 12.4% increase in Mackenzie's average mutual fund assets under management from $38.4 billion as at June 30, 2005 to $43.2 billion in the current period and the growth in its institutional accounts. The overall increase in management fees was less than the growth in assets under management because of a shift in asset mix from retail priced funds to non-retail priced funds, which results in a lower effective management fee rate.

Management fees were $379.5 million for the six month period ended June 30, 2006, an increase of $39.3 million or 11.6% from $340.2 million in the comparative period last year. The increase in management fees was attributed to a 12.5% increase in Mackenzie's average mutual fund assets under management from $38.2 billion as at June 30, 2005 to $42.9 billion in the current period and the growth in institutional assets. The overall increase in management fees was less than the growth in assets under management because of a shift in asset mix from retail priced funds to non-retail priced funds, which results in a lower effective management fee rate.

Administration fees were $31.5 million for the three month period ended June 30, 2006, a decrease of $1.8 million from $33.3 million in the comparative period last year. Administration fees were $66.2 million for the six month period ended June 30, 2006, a decrease of $2.7 million from $68.9 million in the comparative period last year.

Administration fees include the following main components:

- Operating expenses recovered from Mackenzie mutual funds and structured products.
- Asset allocation fees.
- Trustee and other administration fees generated from the MRS Group account administration business.

The decrease in administration fees during the three and six months ended June 30, 2006, is primarily attributed to a decline in counter party revenue as a result of the elimination of the foreign property rules applicable to registered plans in July 2005 and Mackenzie's decision to discontinue this product offering and a decline in fees for administering the VenGrowth labour sponsored funds. VenGrowth terminated their administration agreement with Mackenzie effective November 2005.

Mackenzie earns distribution fee income on redemptions of mutual fund units sold on a deferred sales charge basis and a low load basis. Fees charged for deferred sales charge assets range from 5.5% in the first year and decrease to zero after seven years and for low load assets range from 3.0% in the first year and decrease to zero after three years. Distribution fee income in the three month period ended June 30, 2006 was $8.4 million, an increase of $0.2 million from $8.2 million in the comparative period last year. Distribution fee income for the six month period ended June 30, 2006 was $17.8 million, a decrease of $0.2 million from $18.0 million in the comparative period last year. Although the total level of redemptions increased during the six month period ended June 30, 2006, the decline in distribution fee income was due to a period over period decline in the absolute level of redemption of units that are subject to a redemption fee.

The most significant component of net investment income and other is the net interest margin from M.R.S. Trust Company's lending and deposit operations. Net investment income in the three month period ended June 30, 2006, was $8.2 million, an increase of $3.8 million as compared to $4.4 million in the three month period ended June 30, 2005. Net investment income in the six month period ended June 30, 2006 was $13.8 million, an increase of $5.2 million as compared to $8.6 million in the six month period ended June 30, 2005. These increases are due to changes in M.R.S. Trust Company's loan portfolio and rising interest rates and a gain realized at Mackenzie in the current year on the disposition of marketable

securities. There was no corresponding gain in the prior year results.

## OPERATING EXPENSES

Mackenzie's operating expenses increased 8.3% and 7.9% respectively in the three and six month periods ended June 30, 2006 as compared to the corresponding periods last year.

Mackenzie pays selling commissions to the dealers that sell its mutual funds on a deferred sales charge basis. Commission expense, which represents the amortization of deferred selling commissions, was $40.6 million in the three month period ended June 30, 2006 as compared to $38.3 million in the comparative period last year. Commission expense in the six month period ended June 30, 2006 was $81.1 million, as compared to $76.3 million in the same period in 2005. Mackenzie amortizes deferred selling commissions over a maximum period of up to seven years from the date of original purchase of the applicable units of deferred sales charge and low load units sold.

Trailing commissions paid to dealers are calculated as a percentage of assets under management and vary depending on the fund type and whether the fund was purchased on a front-end basis or on a deferred sales charge basis. Trailing commissions are generally not paid on non-retail series of mutual funds and institutional assets.

Trailing commissions paid to dealers were $52.7 million in the three month period ended June 30, 2006, an increase of $7.0 million or 15.3% from $45.7 million in the comparative period last year. Trail commission expense in the six month period ended June 30, 2006 was $103.7 million, an increase of $13.3 million or 14.7% from $90.4 million in the comparative period last year. The increase in trailing commissions in the three and six month periods is due to the year over year growth in average mutual fund assets under management and the increase in the average trail commission rate. Trailing commissions as a percentage of average mutual fund assets under management increased to 0.489% in the current quarter as compared to 0.476% in the corresponding quarter last year and increased to 0.484% in the six month period ended June 30, 2006 as compared to 0.474% in the same period last year. The increase in the average trail commission rate is attributed to an increase in the proportion of Mackenzie's mutual fund assets that were purchased on a front-end basis as opposed to a deferred sales charge basis.

Non-commission expenses increased $2.7 million or 4.4% to $63.7 million in the three month period ended June 30, 2006, from $61.0 million in the comparative period last year. Non-commission expenses increased $5.4 million or 4.2% to $134.3 million in the six month period ended June 30, 2006 from $128.9 million in the comparative period last year. A component of the non-commission expenses incurred by Mackenzie is related to the administration of its mutual funds. These expenses, which are recovered from Mackenzie's mutual funds, were $0.2 million and $1.3 million higher in the current three month and six month periods ended June 30, 2006 respectively, as compared to the corresponding periods last year. The remaining non-commission expenses relate to costs incurred by Mackenzie in the marketing and management of its mutual funds and in its account administration and trust company businesses. In the current three and six month periods ended June 30, 2006, Mackenzie incurred higher external subadvisory expenses as a result of an increase in the average assets under management that are sub-advised in certain of its mutual funds as compared to the corresponding period last year.

# IGM Financial Inc.

## Consolidated Financial Position

IGM Financial's on-balance sheet assets totalled $6.92 billion at June 30, 2006 compared to $6.81 billion at December 31, 2005.

The Company's securities holdings were $178.0 million at June 30, 2006, unchanged from December 31, 2005. The fair value of the Company's portfolio exceeded cost by $107.2 million at June 30, 2006 compared with $123.7 million at December 31, 2005.

Loans, including mortgages and personal loans, increased by $60.5 million to $573.5 million at June 30, 2006 and represent 8.3% of total assets, compared to 7.5% at December 31, 2005. Residential mortgage loans related to the Company's mortgage banking operations increased $58.4 million. These residential mortgage loans are funded primarily by sales to third parties and mortgage conduits on a fully serviced basis and by the Investors Mortgage and Short Term Income Fund. In the Company's intermediary operations, personal loans increased by $29.5 million while residential mortgage loans decreased by $27.4 million in the six month period to June 30, 2006.

## Consolidated Liquidity and Capital Resources

### LIQUIDITY

IGM Financial's operating liquidity is required for:

- Financing ongoing operations, including the funding of selling commissions.
- Temporarily financing mortgages in its mortgage banking facility.
- Meeting regular interest and dividend obligations related to long-term debt and preferred shares.
- Payment of quarterly dividends on its outstanding common shares.
- Maintaining liquidity requirements for regulated entities.
- Financing common share repurchases related to the Company's normal course issuer bid.

IGM Financial continues to generate significant cash flows from its operations. Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $373.0 million for the three months ended June 30, 2006 compared to $340.5 million in 2005, and represents an increase of 9.5%. EBITDA totalled $749.0 million for the six months ended June 30, 2006 compared to $667.6 million in 2005, and represents an increase of 12.2%.

In addition to IGM Financial's current balance of cash and cash equivalents in excess of the operating liquidity requirements described above, other potential sources of liquidity include the Company's portfolio of securities and lines of credit. The Company maintains operating lines of credit totalling $210 million with various Schedule A Canadian chartered banks, of which $50 million represented committed lines of credit.

IGM Financial's demonstrated ability to raise funds in domestic debt and equity markets is also a source of liquidity.

#### Cash Flows

Table 8 – Cash Flows is a summary of the Consolidated Statements of Cash Flows which forms part of the interim Consolidated Financial Statements for the three and six month periods ended June 30, 2006.

Operating activities, before payment of commissions, generated $285.5 million and $450.8 million during the three and six month periods ended June 30, 2006, as compared to $245.7 million and $402.6 million in 2005. Cash commissions paid of $82.5 million and $203.9 million in the three and six month periods increased from $80.7 million and $193.6 million in 2005 and reflect the increase in mutual fund sales over 2005 levels.

Financing activities during the quarter ended June 30, 2006 compared to the same period in 2005 related primarily to:

- A net decrease of $39.1 million in deposits and certificates in 2006 compared to $39.8 million in 2005.
- Proceeds received on the issuance of common shares under the Company's stock option program of $1.8 million in 2006 compared with $1.7 million in 2005.
- The payment of regular common share dividends which increased to $98.0 million in 2006 from $85.4 million in 2005 as a result of increases in the Company's common share dividends.

TABLE 8: CASH FLOWS

| ($ millions) | THREE MONTHS ENDED JUNE 30 2006 | 2005 | CHANGE | SIX MONTHS ENDED JUNE 30 2006 | 2005 | CHANGE |
|---|---|---|---|---|---|---|
| Operating activities | | | | | | |
| Before payment of commissions | **$ 285.5** | $ 245.7 | 16.2% | **$ 450.8** | $ 402.6 | 12.0% |
| Commissions paid | **(82.5)** | (80.7) | (2.2) | **(203.9)** | (193.6) | (5.3) |
| Net of commissions paid | **203.0** | 165.0 | 23.0 | **246.9** | 209.0 | 18.1 |
| Financing activities | **(135.3)** | (131.2) | (3.1) | **(237.8)** | (184.0) | (29.2) |
| Investing activities | **98.4** | (19.4) | N/M | **(30.9)** | (77.6) | 60.2 |
| **Increase (decrease) in cash and cash equivalents** | **166.1** | 14.4 | N/M | **(21.8)** | (52.6) | 58.6 |
| Cash and cash equivalents, beginning of period | **880.2** | 798.0 | 10.3 | **1,068.1** | 865.0 | 23.5 |
| **Cash and cash equivalents, end of period** | **$ 1,046.3** | $ 812.4 | 28.8% | **$ 1,046.3** | $ 812.4 | 28.8% |

- The purchase of common shares in the second quarter of 2006 under IGM Financial's normal course issuer bid which was nil in the second quarter of 2006 compared with the purchase of 210,000 common shares at a cost of $7.7 million in 2005.

Financing activities during the six months ended June 30, 2006 compared to the same period in 2005 related primarily to:

- A net decrease of $23.4 million in deposits and certificates in 2006 compared to $9.8 million in 2005.
- The repayment on maturity of the $25.0 million note payable to Power Financial Corporation.
- Proceeds received on the issuance of common shares under the Company's stock option program of $7.3 million in 2006 compared with $4.3 million in 2005.
- The payment of regular common share dividends which increased to $189.2 million in 2006 from $164.8 million in 2005 as a result of increases in the Company's common share dividends.
- The purchase of 150,000 common shares in 2006 under IGM Financial's normal course issuer bid at a cost of $7.5 million. In 2005, 324,700 shares were purchased at a cost of $12.0 million.

Investing activities during the quarter ended June 30, 2006 compared to the same period in 2005 related primarily to:

- Securities purchases of $39.8 million and securities sales with proceeds of $31.7 million in 2006 compared with $15.5 million and $26.8 million respectively in 2005.
- Increases in residential mortgages related to the Company's mortgage banking operations and personal loans related to the Company's intermediary operations of $436.3 million compared to an increase of $110.0 million in 2005, offset by securitizations of $547.0 million in 2006 compared to $82.8 million in 2005.

Investing activities during the six months ended June 30, 2006 compared to the same period in 2005 related primarily to:

- Securities purchases of $50.1 million and securities sales with proceeds of $84.6 million in 2006 compared with $15.8 million and $56.2 million respectively in 2005.
- Increases in residential mortgages related to the Company's mortgage banking operations and personal loans related to the Company's intermediary operations of $690.4 million compared to an increase of $243.6 million in 2005, offset by securitizations of $632.7 million in 2006 compared to $131.5 million in 2005.

### Contractual Obligations

Changes in the contractual obligations of the Company from those reported at December 31, 2005 relate to the repayment at maturity of a note payable of $25.0 million to Power Financial Corporation during the first quarter of 2006.

### Liquidity Requirements

Liquidity requirements for M.R.S. Trust Company and Investors Group Trust Co. Ltd., which engage in financial intermediary activities, are based on investment policies approved by the investment committees of their respective Boards of Directors. As at June 30, 2006, liquidity for both companies was in compliance with these policies.

### Off-Balance Sheet Arrangements

- *Securitizations* – There were no changes to the Company's liquidity management practices related to securitizations during the three month period ended June 30, 2006. During the three months ended June 30, 2006, the Company entered into securitization transactions through its mortgage banking operation with proceeds of $547.0 million compared with $82.8 million in 2005 as discussed in Note 2 to the interim Consolidated Financial Statements. Securitized loans serviced at June 30, 2006 totalled $1,049.3 million compared with $583.2 million in 2005. The fair value of the Company's retained interest was $15.4 million at June 30, 2006 and $18.5 million in 2005.
- *Derivative Contracts* – There have been no changes in the Company's policies and procedures with respect to the use of derivative instruments during the quarter ended June 30, 2006. During the second quarter of 2006, the Company increased the outstanding notional amount of interest rate swaps by $766.5 million to $1,368.9 million. However, the exposure to credit risk, which is limited to the current fair value of those instruments which are in a gain position, remained relatively unchanged. The Company utilizes interest rate swaps in order to reduce the impact of fluctuating interest rates on its mortgage banking operations as outlined in Notes 1 and 15 of the Consolidated Financial Statements in the 2005 IGM Financial Inc. Annual Report.

## CAPITAL RESOURCES

Shareholders' equity increased to $3.64 billion as at June 30, 2006 from $3.45 billion at December 31, 2005. Changes in common share capital are reflected in Note 3 to the interim Consolidated Financial Statements. Long-term debt declined by $25.0 million to $1.20 billion as a result of the repayment of the note payable to Power Financial Corporation. Preferred shares of $360 million remained at year end 2005 levels.

To achieve its strategic objectives, the Company requires a strong capital base. The Company's capital management objective is to preserve the quality of its financial position by establishing and maintaining a solid capital base and a strong balance sheet.

In the first quarter of 2006, the Dominion Bond Rating Service (DBRS) reviewed their ratings of IGM Financial's senior debt and liabilities. The rating on the Company's senior debt and liabilities was upgraded to A (high) with a stable outlook by DBRS, reflecting the continuing quality of the Company's balance sheet and the strength of its operations. The S&P rating is currently "A" with a stable outlook.

## FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Changes in both the carrying values and fair values of financial instruments did not have a significant impact on the financial condition of the Company for the quarter ended June 30, 2006. In addition, there were no significant changes in the risks related to these financial instruments and in the policies and procedures designed to manage these risks during the period.

TABLE 9: FINANCIAL INSTRUMENTS – CARRYING VALUE

| ($ millions) | JUNE 30 2006 | DECEMBER 31 2005 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | **$ 1,046.3** | $ 1,068.1 |
| Securities | **178.0** | 178.0 |
| Loans | **573.5** | 513.0 |
| Account and other receivables | **162.1** | 161.2 |
| | **$ 1,959.9** | $ 1,920.3 |
| **Liabilities** | | |
| Deposits and certificates | **$ 669.3** | $ 692.8 |
| Other financial liabilities | **470.5** | 480.9 |
| Long-term debt | **1,200.0** | 1,225.0 |
| Preferred shares | **360.0** | 360.0 |
| | **$ 2,699.8** | $ 2,758.7 |

## Outlook

### MUTUAL FUND INDUSTRY ASSETS

At June 30, 2006, mutual fund industry assets in Canada were $589.0 billion, a decrease of 3.2% relative to March 31, 2006 and an increase of 3.3% relative to December 31, 2005. The $19.7 billion decrease in industry assets since March 31, 2006 reflected net sales of $1.2 billion and an estimated $20.9 billion in market depreciation during the quarter. The $19.0 billion increase in industry assets since December 31, 2005 reflected net sales of $11.4 billion, an estimated $6.3 billion in investment returns and $1.3 billion in mutual fund assets not previously reported through IFIC.

### OTHER RISK FACTORS

**Contingencies**

Investors Group and Mackenzie are subject to legal actions, including class actions, arising in the normal course of their business. Three class actions related to alleged market timing trading activity in mutual funds of the companies have been commenced. Investors Group entered into settlement agreements in 2004 with a number of its securities regulators in respect of such market timing trading activity. Although it is difficult to predict the outcome of such legal actions, based on current knowledge and consultation with legal counsel, management does not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on the Company's consolidated financial position.

**Market Risk**

Risks related to performance of the equity markets and changes in interest rates can have a significant impact on the level and mix of mutual fund assets under management and sales. In addition, these factors can result in increased redemptions of mutual funds.

REDEMPTION RATES

Redemption rates for long-term funds are summarized in Table 10.

IGM Financial provides Consultants and independent financial advisors with a high level of service and support and a broad range of investment products – based on asset classes, countries or regions, and investment management styles. These are key advantages in maintaining strong client relationships.

The mutual fund industry and financial advisors are committed to educating Canadian investors on the merits of financial planning, diversification and long-term investing. In periods of volatility our Consultants

TABLE 10: TWELVE MONTH TRAILING REDEMPTION RATE FOR LONG-TERM FUNDS

| As at June 30 | 2006 | 2005 |
|---|---|---|
| **IGM Financial Inc.** | | |
| Investors Group | 8.4% | 9.1% |
| Mackenzie | 15.3% | 14.7% |
| Counsel Group of Funds | 9.7% | 9.9% |
| **Mutual Fund Industry, excluding IGM Financial Inc.[1]** | 16.1% | 16.7% |

[1] *Excludes Investors Group, Mackenzie and Counsel Group of Funds.*

and independent financial advisors play a key role assisting investors to maintain perspective and focus on their long-term objectives.

**Distribution Risk**

- *Investors Group Consultant Network* – Investors Group derives all of its mutual fund sales through its Consultant network. Investors Group Consultants have regular direct contact with clients which can lead to a strong and personal client relationship based on the client's confidence in that individual Consultant. The market for financial advisors is extremely competitive. The loss of a significant number of key Consultants could lead to the loss of client accounts which could have an adverse effect on Investors Group's results of operations and business prospects. Investors Group is focused on growing its distribution network of Consultants as previously discussed in the Investors Group Review of the Business.
- *Mackenzie* – Mackenzie derives substantially all of its mutual fund sales through independent financial advisors. Mackenzie's ability to market its products is highly dependent on access to various distribution channels. These intermediaries generally offer their clients investment products in addition to, and in competition with Mackenzie. The inability to have such access could have a material adverse effect on Mackenzie's operating results and business prospects. However, Mackenzie's portfolio of financial products is recognized as one of the most innovative and complete in the industry. This, combined with strong performance, marketing, educational and service support, has made Mackenzie one of Canada's leading companies serving independent financial advisors.

## Accounting Estimates and Policies

### CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies from those reported at December 31, 2005.

### SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

There were no changes to the Company's critical accounting estimates from those reported at December 31, 2005.

## Other Information

### RELATED PARTY TRANSACTIONS

There were no changes to the types of related party transactions from those reported at December 31, 2005. For further information on transactions involving related parties, see Notes 5 and 19 of the Consolidated Financial Statements in the 2005 IGM Financial Inc. Annual Report.

### OUTSTANDING SHARE DATA

Outstanding shares of the Company as at June 30, 2006 of 264,719,141 are disclosed in Note 3 – Share Capital in the notes to the interim Consolidated Financial Statements. Outstanding shares of the Company as at August 1, 2006 totalled 264,736,422.

### SEDAR

Additional information relating to IGM Financial Inc., including the Company's most recent financial statements and Annual Information Form, is available at www.sedar.com.

# Interim Consolidated Financial Statements

IGM FINANCIAL INC.

## Consolidated Statements of Income

| *(unaudited)* *(in thousands of dollars, except shares and per share amounts)* | THREE MONTHS ENDED JUNE 30 2006 | 2005 | SIX MONTHS ENDED JUNE 30 2006 | 2005 |
|---|---|---|---|---|
| **Fee and net investment income** | | | | |
| Management | **$ 455,907** | $ 406,462 | **$ 908,214** | $ 797,112 |
| Administration | **76,520** | 75,396 | **156,562** | 154,881 |
| Distribution | **54,841** | 49,756 | **111,608** | 103,092 |
| Net investment income and other | **49,345** | 47,548 | **106,550** | 97,173 |
| Total fee and net investment income | **636,613** | 579,162 | **1,282,934** | 1,152,258 |
| **Operating expenses** | | | | |
| Commission expense | **206,204** | 177,865 | **408,613** | 353,481 |
| Non-commission expense | **141,504** | 135,727 | **290,935** | 278,513 |
| Interest expense | **22,036** | 22,557 | **43,977** | 44,930 |
| Total operating expenses | **369,744** | 336,149 | **743,525** | 676,924 |
| Income before income taxes and non-controlling interest | **266,869** | 243,013 | **539,409** | 475,334 |
| Income taxes | **65,709** | 74,498 | **152,598** | 145,668 |
| Income before non-controlling interest | **201,160** | 168,515 | **386,811** | 329,666 |
| Non-controlling interest | **748** | 584 | **1,146** | 1,040 |
| **Net income** | **$ 200,412** | $ 167,931 | **$ 385,665** | $ 328,626 |
| Average number of common shares *(in thousands) (Note 6)* | | | | |
| – Basic | **264,673** | 264,557 | **264,660** | 264,601 |
| – Diluted | **267,529** | 266,306 | **267,454** | 266,334 |
| Earnings per share *(in dollars) (Note 6)* | | | | |
| – Basic | **$ 0.76** | $ 0.63 | **$ 1.46** | $ 1.24 |
| – Diluted | **$ 0.75** | $ 0.63 | **$ 1.44** | $ 1.23 |

*(See accompanying notes to interim consolidated financial statements.)*

## Consolidated Statements of Retained Earnings

| *(unaudited)* *(in thousands of dollars)* | SIX MONTHS ENDED JUNE 30 2006 | 2005 |
|---|---|---|
| **Balance, beginning of period** | **$ 1,954,391** | $ 1,668,006 |
| Net income | **385,665** | 328,626 |
| Common dividends | **(195,910)** | (170,676) |
| Common share cancellation excess *(Note 3)* | **(6,611)** | (10,228) |
| Other | **722** | (5,654) |
| **Balance, end of period** | **$ 2,138,257** | $ 1,810,074 |

*(See accompanying notes to interim consolidated financial statements.)*

# Consolidated Balance Sheets

| *(unaudited)* *(in thousands of dollars)* | JUNE 30 2006 | DECEMBER 31 2005 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | **$ 1,046,310** | $ 1,068,061 |
| Securities | **178,049** | 178,011 |
| Loans | **573,478** | 512,989 |
| Investment in affiliate | **533,430** | 509,721 |
| Deferred selling commissions | **985,214** | 927,958 |
| Other assets | **327,425** | 336,473 |
| Intangible assets | **900,294** | 900,180 |
| Goodwill | **2,373,579** | 2,373,483 |
| | **$ 6,917,779** | $ 6,806,876 |
| **Liabilities** | | |
| Deposits and certificates | **$ 669,346** | $ 692,770 |
| Other liabilities | **597,954** | 634,256 |
| Future income taxes | **451,457** | 449,717 |
| Long-term debt | **1,200,000** | 1,225,010 |
| Preferred shares *(Note 3)* | **360,000** | 360,000 |
| | **3,278,757** | 3,361,753 |
| **Shareholders' Equity** | | |
| Share capital *(Note 3)* | **1,488,549** | 1,481,519 |
| Contributed surplus | **12,216** | 9,213 |
| Retained earnings | **2,138,257** | 1,954,391 |
| | **3,639,022** | 3,445,123 |
| | **$ 6,917,779** | $ 6,806,876 |

*(See accompanying notes to interim consolidated financial statements.)*

# Consolidated Statements of Cash Flows

| *(unaudited)* *(in thousands of dollars)* | THREE MONTHS ENDED JUNE 30 2006 | 2005 | SIX MONTHS ENDED JUNE 30 2006 | 2005 |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Net income | **$ 200,412** | $ 167,931 | **$ 385,665** | $ 328,626 |
| Adjustments to determine net cash from operating activities | | | | |
| Future income taxes | **(23,893)** | 4,675 | **1,740** | 35,284 |
| Commission amortization | **74,562** | 64,971 | **146,692** | 127,578 |
| Amortization of capital and intangible assets | **5,361** | 5,702 | **10,730** | 11,400 |
| Changes in operating assets and liabilities and other | **29,077** | 2,439 | **(94,001)** | (100,254) |
| | **285,519** | 245,718 | **450,826** | 402,634 |
| Commissions paid | **(82,533)** | (80,672) | **(203,948)** | (193,596) |
| | **202,986** | 165,046 | **246,878** | 209,038 |
| **Financing activities** | | | | |
| Net decrease in deposits and certificates | **(39,062)** | (39,801) | **(23,424)** | (9,765) |
| Repayment of long-term debt | **–** | – | **(25,010)** | (1,785) |
| Issue of common shares | **1,764** | 1,678 | **7,329** | 4,299 |
| Common dividends paid | **(97,964)** | (85,373) | **(189,230)** | (164,758) |
| Common shares purchased for cancellation | **–** | (7,742) | **(7,454)** | (12,041) |
| | **(135,262)** | (131,238) | **(237,789)** | (184,050) |
| **Investing activities** | | | | |
| Acquisition of additional interest in Investment Planning Counsel | **(841)** | (344) | **(997)** | (641) |
| Purchase of securities | **(39,773)** | (15,523) | **(50,147)** | (15,833) |
| Proceeds from the sale of securities | **31,730** | 26,798 | **84,627** | 56,208 |
| Net increase in loans | **(436,331)** | (110,033) | **(690,418)** | (243,642) |
| Proceeds from securitizations *(Note 2)* | **547,047** | 82,786 | **632,690** | 131,489 |
| Additions to capital assets | **(3,436)** | (3,133) | **(6,595)** | (5,170) |
| | **98,396** | (19,449) | **(30,840)** | (77,589) |
| Increase (decrease) in cash and cash equivalents | **166,120** | 14,359 | **(21,751)** | (52,601) |
| Cash and cash equivalents, beginning of period | **880,190** | 798,030 | **1,068,061** | 864,990 |
| **Cash and cash equivalents, end of period** | **$ 1,046,310** | $ 812,389 | **$ 1,046,310** | $ 812,389 |
| Cash | **$ 123,137** | $ 67,726 | **$ 123,137** | $ 67,726 |
| Cash equivalents | **923,173** | 744,663 | **923,173** | 744,663 |
| | **$ 1,046,310** | $ 812,389 | **$ 1,046,310** | $ 812,389 |
| Supplemental disclosure of cash flow information | | | | |
| Amount of interest paid during the period | **$ 42,258** | $ 40,773 | **$ 63,580** | $ 63,597 |
| Amount of income taxes paid during the period | **$ 73,332** | $ 79,408 | **$ 171,462** | $ 147,208 |

*(See accompanying notes to interim consolidated financial statements.)*

# Notes to the Interim Consolidated Financial Statements

JUNE 30, 2006 *(unaudited) (In thousands of dollars, except shares and per share amounts)*

## 1. SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as set out in Note 1 to the Consolidated Financial Statements for the year ended December 31, 2005. These interim unaudited Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto in the Company's Annual Report dated December 31, 2005.

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

## 2. SECURITIZATIONS

During the second quarter, the Company securitized $549.8 million (2005 – $83.2 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $547.0 million (2005 – $82.8 million). The Company's retained interest in the securitized loans was valued at $6.0 million (2005 – $2.7 million). A pre-tax loss on sale of $2.7 million (2005 – gain of $1.5 million) was recognized and reported in Net investment income and other in the Consolidated Statements of Income.

During the six months ended June 30, 2006, the Company securitized $635.9 million (2005 – $132.1 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $632.7 million (2005 – $131.5 million). The Company's retained interest in the securitized loans was valued at $7.5 million (2005 – $4.1 million). A pre-tax loss on sale of $2.4 million (2005 – gain of $2.3 million) was recognized and reported in Net investment income and other in the Consolidated Statements of Income.

## 3. SHARE CAPITAL

### Issued and outstanding

| | JUNE 30, 2006 | | DECEMBER 31, 2005 | |
|---|---|---|---|---|
| | SHARES | STATED VALUE | SHARES | STATED VALUE |
| First preferred shares, Series A | **14,400,000** | **$ 360,000** | 14,400,000 | $ 360,000 |
| Common shares | | | | |
| Balance, beginning of period | **264,539,213** | **$ 1,481,519** | 264,598,380 | $ 1,475,405 |
| Issued under Stock Option Plan | **329,928** | **7,873** | 525,533 | 9,382 |
| Purchased for cancellation | **(150,000)** | **(843)** | (584,700) | (3,268) |
| Balance, end of period | **264,719,141** | **$ 1,488,549** | 264,539,213 | $ 1,481,519 |

### Normal course issuer bid

The Company commenced a normal course issuer bid, effective for one year, on March 22, 2006. Under this bid, the Company may purchase up to 13.2 million or 5% of its common shares outstanding as at March 14, 2006. There were no shares purchased in the second quarter of 2006, and during the six months ended June 30, 2006, 150,000 shares were purchased at a cost of $7.5 million. The premium paid to purchase the shares in excess of the stated value was charged to Retained earnings.

On February 23, 2005, the Company commenced a normal course issuer bid, effective for one year, authorizing it to purchase up to 13.2 million or 5% of its common shares outstanding as at February 18, 2005. In the second quarter of 2005, 210,000 shares were purchased at a cost of $7.7 million and, during the six months ended June 30, 2005, 324,700 shares were purchased at a cost of $12.0 million. The premium paid to purchase the shares in excess of the stated value was charged to Retained earnings.

## 4. STOCK-BASED COMPENSATION

| | JUNE 30 2006 | DECEMBER 31 2005 |
|---|---|---|
| Common share options | | |
| – Outstanding | **8,822,378** | 8,451,760 |
| – Exercisable | **4,624,063** | 3,854,090 |

In the second quarter of 2006, the Company did not issue options to employees (2005 – nil). In the six months ended June 30, 2006, the Company issued 810,400 options to employees (2005 – 1,920,800). A portion of the options granted to employees are subject to performance targets. The weighted-average fair value of options granted during the six months ended June 30, 2006 has been estimated at $8.68 per option (2005 – $7.76) using the Black-Scholes option pricing model, based on the following assumptions: (i) risk-free interest rate of 4.11% (2005 – 4.04%), (ii) expected option life of six years (2005 – six years), (iii) expected volatility of 21.00% (2005 – 25.00%) and (iv) expected dividend yield of 3.17% (2005 – 3.42%).

The Company recorded compensation expense related to its stock option program of $1.6 million (2005 – $1.1 million) in the second quarter and $3.0 million (2005 – $2.0 million) for the six months ended June 30, 2006.

## 5. EMPLOYEE FUTURE BENEFITS

The Company recorded pension and other post-retirement benefits expense as follows:

| | THREE MONTHS ENDED JUNE 30 2006 | THREE MONTHS ENDED JUNE 30 2005 | SIX MONTHS ENDED JUNE 30 2006 | SIX MONTHS ENDED JUNE 30 2005 |
|---|---|---|---|---|
| Pension expense | **$ 769** | $ 220 | **$ 1,537** | $ 408 |
| Other post-retirement benefits expense | **725** | 972 | **1,450** | 1,944 |
| Total | **$ 1,494** | $ 1,192 | **$ 2,987** | $ 2,352 |

## 6. EARNINGS PER COMMON SHARE

| | THREE MONTHS ENDED JUNE 30 2006 | THREE MONTHS ENDED JUNE 30 2005 | SIX MONTHS ENDED JUNE 30 2006 | SIX MONTHS ENDED JUNE 30 2005 |
|---|---|---|---|---|
| **Earnings** | | | | |
| Net income | **$ 200,412** | $ 167,931 | **$ 385,665** | $ 328,626 |
| **Number of common shares** *(in thousands)* | | | | |
| Average number of common shares outstanding | **264,673** | 264,557 | **264,660** | 264,601 |
| Add: | | | | |
| – Potential exercise of outstanding stock options | **2,856** | 1,749 | **2,794** | 1,733 |
| Average number of common shares outstanding – Diluted basis | **267,529** | 266,306 | **267,454** | 266,334 |
| **Earnings per common share** *(in dollars)* | | | | |
| Basic | **$ 0.76** | $ 0.63 | **$ 1.46** | $ 1.24 |
| Diluted | **$ 0.75** | $ 0.63 | **$ 1.44** | $ 1.23 |

In certain circumstances, the preferred shares are convertible into common shares. These conversions are not included in the calculation of diluted earnings per share as the Company has the option to settle in cash instead of shares.

## 7. SEGMENTED INFORMATION

| Three months ended June 30<br>**2006** | INVESTORS GROUP | MACKENZIE | CORPORATE AND OTHER | TOTAL |
|---|---|---|---|---|
| **Fee and net investment income** | | | | |
| Management | $ 257,001 | $ 189,073 | $ 9,833 | $ 455,907 |
| Administration | 44,911 | 31,499 | 110 | 76,520 |
| Distribution | 29,004 | 8,388 | 17,449 | 54,841 |
| Net investment income and other | 31,167 | 8,283 | 9,895 | 49,345 |
| | 362,083 | 237,243 | 37,287 | 636,613 |
| **Operating expenses** | | | | |
| Commissions | 96,121 | 93,311 | 16,772 | 206,204 |
| Non-commission | 69,579 | 63,684 | 8,241 | 141,504 |
| | 165,700 | 156,995 | 25,013 | 347,708 |
| Earnings before undernoted | $ 196,383 | $ 80,248 | $ 12,274 | 288,905 |
| Interest expense | | | | 22,036 |
| Income before income taxes and non-controlling interest | | | | 266,869 |
| Income taxes | | | | 65,709 |
| Income before non-controlling interest | | | | 201,160 |
| Non-controlling interest | | | | 748 |
| Net income | | | | $ 200,412 |

| Three months ended June 30<br>**2005** | INVESTORS GROUP | MACKENZIE | CORPORATE AND OTHER | TOTAL |
|---|---|---|---|---|
| **Fee and net investment income** | | | | |
| Management | $ 224,362 | $ 174,230 | $ 7,870 | $ 406,462 |
| Administration | 41,301 | 33,304 | 791 | 75,396 |
| Distribution | 26,040 | 8,173 | 15,543 | 49,756 |
| Net investment income and other | 36,967 | 4,411 | 6,170 | 47,548 |
| | 328,670 | 220,118 | 30,374 | 579,162 |
| **Operating expenses** | | | | |
| Commissions | 79,371 | 84,019 | 14,475 | 177,865 |
| Non-commission | 67,054 | 61,004 | 7,669 | 135,727 |
| | 146,425 | 145,023 | 22,144 | 313,592 |
| Earnings before undernoted | $ 182,245 | $ 75,095 | $ 8,230 | 265,570 |
| Interest expense | | | | 22,557 |
| Income before income taxes and non-controlling interest | | | | 243,013 |
| Income taxes | | | | 74,498 |
| Income before non-controlling interest | | | | 168,515 |
| Non-controlling interest | | | | 584 |
| Net income | | | | $ 167,931 |

## 7. SEGMENTED INFORMATION *(continued)*

| Six months ended June 30 **2006** | INVESTORS GROUP | MACKENZIE | CORPORATE AND OTHER | TOTAL |
|---|---|---|---|---|
| **Fee and net investment income** | | | | |
| Management | $ 509,415 | $ 379,471 | $ 19,328 | $ 908,214 |
| Administration | 90,122 | 66,222 | 218 | 156,562 |
| Distribution | 57,725 | 17,794 | 36,089 | 111,608 |
| Net investment income and other | 74,880 | 13,860 | 17,810 | 106,550 |
| | 732,142 | 477,347 | 73,445 | 1,282,934 |
| **Operating expenses** | | | | |
| Commissions | 189,680 | 184,771 | 34,162 | 408,613 |
| Non-commission | 140,717 | 134,335 | 15,883 | 290,935 |
| | 330,397 | 319,106 | 50,045 | 699,548 |
| Earnings before undernoted | $ 401,745 | $ 158,241 | $ 23,400 | 583,386 |
| Interest expense | | | | 43,977 |
| Income before income taxes and non-controlling interest | | | | 539,409 |
| Income taxes | | | | 152,598 |
| Income before non-controlling interest | | | | 386,811 |
| Non-controlling interest | | | | 1,146 |
| Net income | | | | $ 385,665 |
| Identifiable assets | $1,486,197 | $2,182,612 | $ 875,391 | $4,544,200 |
| Goodwill | 1,347,781 | 943,550 | 82,248 | 2,373,579 |
| Total assets | $2,833,978 | $3,126,162 | $ 957,639 | $6,917,779 |

| Six months ended June 30 **2005** | INVESTORS GROUP | MACKENZIE | CORPORATE AND OTHER | TOTAL |
|---|---|---|---|---|
| **Fee and net investment income** | | | | |
| Management | $ 441,696 | $ 340,163 | $ 15,253 | $ 797,112 |
| Administration | 84,140 | 68,932 | 1,809 | 154,881 |
| Distribution | 50,400 | 17,953 | 34,739 | 103,092 |
| Net investment income and other | 73,379 | 8,624 | 15,170 | 97,173 |
| | 649,615 | 435,672 | 66,971 | 1,152,258 |
| **Operating expenses** | | | | |
| Commissions | 155,108 | 166,721 | 31,652 | 353,481 |
| Non-commission | 134,112 | 128,898 | 15,503 | 278,513 |
| | 289,220 | 295,619 | 47,155 | 631,994 |
| Earnings before undernoted | $ 360,395 | $ 140,053 | $ 19,816 | 520,264 |
| Interest expense | | | | 44,930 |
| Income before income taxes and non-controlling interest | | | | 475,334 |
| Income taxes | | | | 145,668 |
| Income before non-controlling interest | | | | 329,666 |
| Non-controlling interest | | | | 1,040 |
| Net income | | | | $ 328,626 |
| Identifiable assets | $ 1,454,251 | $ 2,198,644 | $ 565,033 | $ 4,217,928 |
| Goodwill | 1,347,781 | 943,550 | 81,451 | 2,372,782 |
| Total assets | $ 2,802,032 | $ 3,142,194 | $ 646,484 | $ 6,590,710 |

## 8. SUBSEQUENT EVENT

On August 2, 2006, Mackenzie Financial Corporation ("Mackenzie"), a subsidiary of IGM Financial Inc., entered into an agreement to acquire all of the assets of Cundill Investment Research Ltd. and related entities (the "Cundill Group"). Under its long standing strategic alliance with Mackenzie, the firm is currently sub-advisor to over $12.5 billion in assets of the Mackenzie Cundill mutual funds and other Mackenzie mandates. The Cundill Group also manages over $3 billion of institutional and high net worth mandates to a global client base. The transaction is expected to close by the end of the third quarter of 2006.

IGM FINANCIAL INC.

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# POWER FINANCIAL CORPORATION

**STOCK LISTINGS**

Shares of Power Financial Corporation are listed on the Toronto Stock Exchange, under the following listings:

Common Shares: PWF
First Preferred Shares, Series A: PWF.PR.A
First Preferred Shares, Series C: PWF.PR.D
First Preferred Shares, Series D: PWF.PR.E
First Preferred Shares, Series E: PWF.PR.F
First Preferred Shares, Series F: PWF.PR.G
First Preferred Shares, Series H: PWF.PR.H
First Preferred Shares, Series I: PWF.PR.I
First Preferred Shares, Series J: PWF.PR.J
First Preferred Shares, Series K: PWF.PR.K

Shareholders with questions relating to the payment of dividends, change of address and share certificates should contact the Transfer Agent.

**TRANSFER AGENT AND REGISTRAR**

Computershare Investor Services Inc.
1-800-564-6253 (toll-free in Canada and the U.S.)
or 514-982-7555

1500 University Street, Suite 700, Montréal, Québec, Canada H3A 3S8
100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1
830-201 Portage Avenue, Winnipeg, Manitoba, Canada R3B 3K6
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9



POWER FINANCIAL
CORPORATION

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3
TELEPHONE 514-286-7430 FAX 514-286-7424
WWW.POWERFINANCIAL.COM

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